                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

               Pre-Effective Amendment No. ____                              [ ]

               Post-Effective Amendment No. ___                              [ ]

                                     and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. 76
                            (File No. 811-07195)                             [X]

                        (Check appropriate box or boxes)

                      RIVERSOURCE VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                       RiverSource Life Insurance Company
                               (Name of Depositor)

  829 Ameriprise Financial Center, Minneapolis, MN                55474
(Address of Depositor's Principal Executive Offices)           (Zip Code)

 Depositor's Telephone Number, including Area Code (612) 671-2237

   Rodney J. Vessels, 50605 Ameriprise Financial Center, Minneapolis, MN 55474
                     (Name and Address of Agent for Service)

Approximate date of proposed sale to the public: as soon as practicable following the effective date of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8 (a) may determine.

PART A.

____ __, 2011

RIVERSOURCE(R) RETIREMENT SELECT VARIABLE ANNUITY

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY

ISSUED BY: RIVERSOURCE LIFE INSURANCE COMPANY (RIVERSOURCE LIFE)
           829 Ameriprise Financial Center
           Minneapolis, MN 55474
           Telephone: (800) 333-3437
           (Corporate Office)
           RIVERSOURCE VARIABLE ANNUITY ACCOUNT/RIVERSOURCE MVA ACCOUNT

This prospectus contains information that you should know before investing. Prospectuses are also available for:

AllianceBernstein Variable Products Series Fund, Inc. (Class B)
American Century(R) Variable Portfolios, Inc., Class II
Columbia Funds Variable Insurance Trust
Credit Suisse Trust
Dreyfus Variable Investment Fund, Service Share Class
Eaton Vance Variable Trust (VT)
Fidelity(R) Variable Insurance Products Service Class 2
Franklin(R) Templeton(R) Variable Insurance Products Trust (FTVIPT) - Class 2 Goldman Sachs Variable Insurance Trust (VIT)
Invesco Variable Insurance Funds
Janus Aspen Series: Service Shares
Legg Mason Variable Portfolios I, Inc.
MFS(R) Variable Insurance Trust(SM) - Service Class
Oppenheimer Variable Account Funds, Service Shares
PIMCO Variable Investment Trust (VIT)
RiverSource Variable Series Trust (RVST)
Wanger Advisors Trust

Some funds may not be available in your contract. Please read the prospectuses carefully and keep them for future reference.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting RiverSource Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).

Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask your investment professional about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.

The contracts and/or certain optional benefits described in this prospectus may not be available in all jurisdictions. This prospectus constitutes an offering or solicitation only in those jurisdictions where such offering or solicitation may lawfully be made. State variations are covered in a special contract form used in that state. This prospectus provides a general description of the contract. Your actual contract and any riders or endorsements are the controlling documents.

RiverSource Life has not authorized any person to give any information or to make any representations regarding the contract other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.

RiverSource Life offers other variable annuity contracts in addition to the contracts described in this prospectus which your investment professional may or may not be authorized to offer to you. Each annuity has different features and optional benefits that may be appropriate for you based on your individual financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, surrender charge schedules and access to your annuity account values. The fees and charges you will pay when buying, owning and surrendering money from the contracts we describe in this prospectus may be more or less than the fees and charges of other variable annuities we issue. A securities broker dealer authorized to sell the contracts described in this prospectus (selling firm) may not offer all the variable annuities we issue. In addition, some selling firms may not permit their investment professionals to sell the contracts and/or optional benefits described in this prospectus to persons over a certain age (which may be lower than age limits we set), or may otherwise restrict the sale of the optional benefits described in this prospectus by their investment professionals. You should ask your investment professional about his or her selling firm's ability to offer you other variable annuities we issue (which might have lower fees and charges than the contracts described in this prospectus), and any limits the selling firm has placed on your investment professional's ability to offer you the contracts and/or optional riders described in this prospectus.

TABLE OF CONTENTS

KEY TERMS................................................................
THE CONTRACT IN BRIEF....................................................
EXPENSE SUMMARY..........................................................
CONDENSED FINANCIAL INFORMATION..........................................
FINANCIAL STATEMENTS.....................................................
THE VARIABLE ACCOUNT AND THE FUNDS.......................................
GUARANTEE PERIOD ACCOUNTS (GPAS).........................................
THE FIXED ACCOUNT........................................................
BUYING YOUR CONTRACT.....................................................
CHARGES..................................................................
VALUING YOUR INVESTMENT..................................................
MAKING THE MOST OF YOUR CONTRACT.........................................
SURRENDERS...............................................................
TSA -- SPECIAL PROVISIONS................................................
CHANGING THE ANNUITANT...................................................
CHANGING OWNERSHIP.......................................................
BENEFITS IN CASE OF DEATH................................................
OPTIONAL FEATURES........................................................
OPTIONAL BENEFITS........................................................
THE ANNUITY PAYOUT PERIOD................................................
TAXES....................................................................
VOTING RIGHTS............................................................
SUBSTITUTION OF INVESTMENTS..............................................
ABOUT THE SERVICE PROVIDERS..............................................
ADDITIONAL INFORMATION...................................................
APPENDICES TABLE OF CONTENTS AND CROSS-REFERENCE TABLE...................
APPENDIX A: EXAMPLE -- MARKET VALUE ADJUSTMENT (MVA).....................
APPENDIX B: EXAMPLE -- SURRENDER CHARGES.................................
APPENDIX C: EXAMPLE -- DEATH BENEFITS....................................
APPENDIX D: EXAMPLE -- OPTIONAL LIVING BENEFITS..........................
APPENDIX E: ADDITIONAL RMD DISCLOSURE....................................
APPENDIX F: EXAMPLE -- BENEFIT PROTECTOR DEATH BENEFIT RIDER.............
APPENDIX G: EXAMPLE -- BENEFIT PROTECTOR PLUS DEATH BENEFIT RIDER........
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION ............

KEY TERMS

These terms can help you understand details about your contract.

ACCUMULATION UNIT: A measure of the value of each subaccount prior to the application of amounts to an annuity payment plan.

ANNUITANT: The person or persons on whose life or life expectancy the annuity payouts are based.

ANNUITIZATION START DATE: The date when annuity payments begin according to the applicable annuity payment plan

ANNUITY PAYOUTS: An amount paid at regular intervals under one of several plans.

ASSUMED INVESTMENT RETURN: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 5% but you may request we substitute an assumed investment rate of 3.5%.

BENEFICIARY: The person you designate to receive benefits in case of the owner's death while the contract is in force.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

CONTINGENT ANNUITANT: The person who becomes the annuitant when the current annuitant dies prior to the annuitization start date. In the case of joint ownership, one owner must also be the contingent annuitant.

CONTRACT: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

CONTRACT VALUE: The total value of your contract at any point in time.

CONTRACT YEAR: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

FIXED ACCOUNT: Our general account which includes the regular fixed account and the Special DCA fixed account. Amounts you allocate to the fixed account earn interest rates we declare periodically.

FUNDS: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of the funds.

GOOD ORDER: We cannot process your transaction request relating to the contract until we have received the request in good order at our corporate office. "Good order" means the actual receipt of the requested transaction in writing, along with all information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes your completed request; the contract number; the transaction amount (in dollars); the names of and allocations to and/or from the subaccounts and the fixed account affected by the requested transaction; the signatures of all contract owners, exactly as registered on the contract, if necessary; Social Security Number or Taxpayer Identification Number; and any other information or supporting documentation that we may require. With respect to purchase requests, "good order" also generally includes receipt of sufficient payment by us to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.

GUARANTEE PERIOD: The number of successive 12-month periods that a guaranteed interest rate is credited.

GUARANTEE PERIOD ACCOUNTS (GPAS): These accounts have guaranteed interest rates for guarantee periods we declare when you allocate purchase payments and any purchase payment credits or transfer contract value to a GPA. These guaranteed rates and periods of time may vary by state. Unless an exception applies, transfers or surrenders from a GPA done more than 30 days before the end of the guarantee period will receive a market value adjustment, which may result in a gain or loss of principal.

MARKET VALUE ADJUSTMENT (MVA): A positive or negative adjustment assessed if any portion of a Guarantee Period Account is surrendered or transferred more than 30 days before the end of its guarantee period.

OWNER (YOU, YOUR): The person or persons who control the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits. The owner or any joint owner may be a nonnatural person (e.g. irrevocable trust or corporation) or a revocable trust. In this case, the annuitant will be deemed to be the owner for contract provisions that are based on the age or life of the owner. Any contract provisions that are based on the age of the owner will be based on the age of the oldest owner. Any ownership change, including continuation of the contract by your spouse under the spousal continuation provision of the contract, redefines "owner", "you" and "your."

PURCHASE PAYMENT CREDIT: A credit we make to your contract value when purchase payments are made in the first nine contract years for an additional charge. We determine the purchase payment credit percentage based on the contract year that the purchase payment was made.

QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

-    Individual Retirement Annuities (IRAs) including inherited IRAs under
     Section 408(b) of the Code

-    Roth IRAs including inherited Roth IRAs under Section 408A of the Code

-    Simplified Employee Pension IRA (SEP) plans under Section 408(k) of the
     Code

-    Custodial and investment only plans under Section 401(a) of the Code

-    Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax-deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

RIDER: You receive a rider to your contract when you purchase certain optional benefits. The rider adds the terms of the optional benefit to your contract.

RIDER EFFECTIVE DATE: The date a rider becomes effective as stated in the rider.

RIVERSOURCE LIFE: In this prospectus, "we," "us," "our" and "RiverSource Life" refer to RiverSource Life Insurance Company.

SURRENDER VALUE: The amount you are entitled to receive if you make a full surrender from your contract. It is the contract value minus any applicable charges plus any positive or negative market value adjustment. If your contract provides for purchase payment credits, the surrender value may include recapture of all or a portion of purchase payment credits applied to your contract value.

VALUATION DATE: Any normal business day, Monday through Friday, on which the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your purchase payment or any transaction request (such as a transfer or surrender request) in good order at our corporate office before the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request in good order at our corporate office at or after the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

VARIABLE ACCOUNT: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

THE CONTRACT IN BRIEF

PURPOSE: The purpose of this contract is to allow you to accumulate money for retirement or a similar long-term goal. You do this by making one or more purchase payments. You may allocate your purchase payments to subaccounts of the variable account under the contract and, when available, to the regular fixed account, the Special DCA fixed account and/or GPAs. When you invest in the subaccounts of the variable account, you risk losing amounts you invest. These accounts, in turn, may earn returns that increase the value of the contract. You may be able to purchase an optional benefit to reduce the investment risk you assume under the contract. Beginning at a specified time in the future called the annuitization start date, the contract provides lifetime or other forms of payout of your contract value (less any applicable premium tax and/or other charges).

BUYING A CONTRACT: There are many factors to consider carefully before you buy a variable annuity and any optional benefit rider. Variable annuities -- with or without optional benefit riders -- are not right for everyone. MAKE SURE YOU HAVE ALL THE FACTS YOU NEED BEFORE YOU PURCHASE A VARIABLE ANNUITY OR CHOOSE AN OPTIONAL BENEFIT RIDER.

Some of the factors you may wish to consider include:

- "Tax-free" exchanges: It may not be advantageous for you to purchase this contract in exchange for, or in addition to, an existing annuity or life insurance policy. Generally, you can exchange one annuity for another or for a long-term care policy in a "tax-free" exchange under Section 1035 of the Code. You can also do a partial exchange from one annuity contract to another annuity contract, subject to IRS rules. You also generally can exchange a life insurance policy for an annuity. However, before making an exchange, you should compare both contracts carefully because the features and benefits may be different. Fees and charges may be higher or lower on your old contract than on this contract. You may have to pay a surrender charge when you exchange out of your old contract and a new surrender charge period will begin when you exchange into this contract. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the distribution. State income taxes may also apply. You should not exchange your old contract for this contract, or buy this contract in addition to your old contract, unless you determine it is in your best interest. (See "Taxes -- 1035 Exchanges").

- Tax-deferred retirement plans: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. As a result, when you use a qualified annuity to fund a retirement plan that is tax-deferred, your contract will not provide any necessary or additional tax deferral for that retirement plan. A qualified annuity has features other than tax deferral that may help you reach your retirement goals. In addition, the Code subjects retirement plans to required surrenders triggered at a certain age. These mandatory surrenders are called required minimum distributions ("RMDs"). RMDs may reduce the value of certain death benefits and optional riders. (See "Taxes -- Qualified Annuities -- Required Minimum Distributions"). You should consult your tax advisor before you purchase the contract as a qualified annuity for an explanation of the tax implications to you.

- Taxes: Generally, income earned on your contract value grows tax-deferred until you make surrenders or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) The tax treatment of qualified and non-qualified annuities differs. Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (See "Taxes").

- Your age: if you are an older person, you may not necessarily have a need for tax deferral, retirement income or a death benefit. Older persons who are considering buying a variable annuity may find it helpful to consult with or include a family member, friend or other trusted advisor in the decision making process before buying a contract.

- How long you intend to keep the contract: The contract has surrender charges. Does the contract meet your current and anticipated future need for liquidity? (See "Surrenders").

- If you can afford the contract: are your annual income and assets adequate to buy the annuity and any optional benefits you may choose?

- The fees and expenses you will pay when buying, owning and surrendering money from this contract. (See "Charges").

- How and when you plan to take money from the contract: under current tax law, surrenders, including surrenders made under optional benefit riders, are taxed differently than annuity payouts. You should carefully consider consequences of surrenders if you have elected the SecureSource Stages 2 rider or the purchase payment credit feature, as explained under "Surrenders" below. In addition, certain surrenders may be subject to a federal income tax penalty.(See "Surrenders")

- Your investment objectives, how much experience you have in managing investments and how much risk you are you willing to accept.

- Short-term trading: if you plan to manage your investment in the contract by frequent or short-term trading, these contracts are not suitable for you and you should not buy one of them. (See "Making the Most of Your Contract -- Transferring Among Accounts").

FREE LOOK PERIOD: You may return your contract to your investment professional or to our corporate office within the time stated on the first page of your contract and receive a full refund of the contract value, less any purchase payment credits subject to reversal. (See "Optional Features - Purchase Payment Credit Feature"), plus any positive or negative market value adjustment. We will not deduct any contract charges or fees. However, you bear the investment risk from the time of purchase until you return the contract and any positive or negative market value adjustment will apply; the refund amount may be more or less than the payment you made. (EXCEPTION: If the law requires, we will refund all of your purchase payments.)

ACCOUNTS: Generally, you may allocate purchase payments among the:

- subaccounts of the variable account, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the annuitization start date will equal or exceed the total purchase payments you allocate to the subaccounts. (See "The Variable Account and the Funds").

     - GPAs which earn interest at rates declared when you make an allocation to that account. The required minimum investment in each GPA is $1,000. These accounts may not be available in all states. (See "The Guarantee Period Accounts (GPAs)") For contracts with the 4-year surrender charge option, the GPA account is not available during the first four contract years and will only be available for transfers thereafter unless we allow additional purchase payments on a nondiscriminatory basis with notification. For contracts with the purchase payment credit feature, the GPA account is not available during the first nine contract years.

     - regular fixed account, which earns interest at rates that we adjust periodically. There are restrictions on transfers from this account and may be restrictions on the amount you can allocate to this account (see "Buying Your Contract", "Transfer policies" and "The Regular Fixed Account"). For contracts with the 4-year surrender charge option, the regular fixed account is not available during the first four contract years and will only be available for transfers thereafter unless we allow additional purchase payments on a nondiscriminatory basis with notification. For contracts with the purchase payment credit feature, the regular fixed account is not available during the first nine contract years.

     - Special DCA fixed account, which earns interest at rates that we adjust periodically. There are restrictions on how long contract value can remain in this account. (See "Special DCA Fixed Account"). For contracts with the 4-year surrender charge option the Special DCA fixed account is not available during the first four contract years and will only be available thereafter if we allow additional purchase payments on a nondiscriminatory basis with notification. For contracts with the purchase payment credit feature, the Special DCA fixed account is not available during the first nine contract years.

TRANSFERS: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until the annuitization start date, and once per contract year among the subaccounts after the annuitization start date. Transfers out of the GPAs done more than 30 days before the end of the guarantee period will be subject to an MVA, unless an exception applies. You may establish automated transfers among the accounts. Transfers into the Special DCA fixed account are not permitted. GPAs and the regular fixed account (are subject to special restrictions. (See "Making the Most of Your Contract -- Transferring Among Accounts").

SURRENDERS: You may surrender all or part of your contract value at any time before the annuitization start date. You also may establish automated partial surrenders. Surrenders may be subject to charges and income taxes (including a 10% IRS penalty if you make surrenders prior to your reaching age 59 1/2) and may have other tax consequences. If you have elected the SecureSource Stages 2 rider or purchase payment credits feature, please consider carefully when you take surrenders. For the SecureSource Stages 2 rider, if you take any withdrawals during the first contract year or you withdraw more than the allowed withdrawal amount in a contract year ("excess withdrawal"), your lifetime benefit amount will be affected. In addition, any withdrawals in the first 10 years will terminate any future rider credits. Certain other restrictions may apply. If you have elected purchase payment credit feature, full or partial surrenders, except for any portion of a surrender that has a waiver of surrender charges, are subject to recapture of all or a portion of purchase payment credits. If the contract value decreases due to poor market performance, the recapture provisions could decrease the amount of contract value available for surrender. (See "Purchase Payment Credits - Recapture of purchase payment credits.) In addition, certain surrenders may be subject to a federal income tax penalty. (See "Surrenders").

BENEFITS IN CASE OF DEATH: If you die before the annuitization start date, we will pay the beneficiary an amount based on the applicable death benefit. (See "Benefits in Case of Death").

OPTIONAL BENEFITS: You can buy optional benefits with your contract for an additional charge if you meet certain criteria. We offer optional death benefits, optional living benefits and optional features. We currently offer SecureSource Stages 2 rider and Accumulation Protector Benefit rider as optional living benefits. SecureSource Stages 2 riders are guaranteed minimum withdrawal benefits that permit you to withdraw a guaranteed amount from the contract over a period of time, which may include, under limited circumstances, the lifetime of a single person (Single Life) or the lifetime of you and your spouse (Joint
Life). SecureSource Stages 2 riders may be appropriate for you if you intend to make periodic withdrawals from your annuity contract after the contract year and wish to ensure that market performance will not affect your ability to withdraw income over your lifetime. This optional living benefit may not be appropriate for you if you do not intend to limit withdrawals to the amount allowed under the rider. Accumulation Protector Benefit rider is intended to provide you with a guaranteed contract value at the end of a 10-year waiting period regardless of the volatility inherent in the investments in the subaccounts. Accumulation Protector Benefit rider may be appropriate for you if you want a guaranteed contract value at the end of the 10-year waiting period regardless of the volatility inherent in the investments in the subaccounts. This optional living benefit may not be appropriate for you if you intend to surrender your contract value before the end of the waiting period or take withdrawals during the waiting period (which provides reduced benefit). Optional living benefits require the use of a Portfolio Navigator program (PN program) investment option which may limit transfers and allocations; may limit the timing, amount and allocation of purchase payments; and may limit the amount of surrenders that can be taken under the optional benefit during a contract year. For more information on considerations before buying optional living benefits, please see "Optional Living Benefits - SecureSource Stages 2 Riders - Important SecureSource Stages 2 Rider Considerations" and "Optional Living Benefits - Accumulation Protector Benefit Rider."

We offer the following optional death benefits: MAV Death Benefit, 5% Accumulation Death Benefit, Enhanced Death Benefit, Benefit Protector Death Benefit rider and Benefit Protector Plus Death Benefit rider. Benefit Protector Death Benefit rider and Benefit Protector Plus Death Benefit rider are intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes.

If available in your state, we offer two optional features that you can add to your contract for an additional charge: a purchase payment credit feature and a 4-year surrender charge option. If you elect the purchase payment credit feature, we will add purchase payment credits to your contract value when you make a purchase payment in the first nine contract years and the surrender charge schedule will be nine years. We can recapture and reverse purchase payment credits under certain circumstances. For more information on purchase payment credits, please see "Optional features Purchase Payment Credit Feature"
section in the prospectus. The 4-year surrender charge option allows you to select a four-year surrender charge schedule. For more information on, please see "Optional Features - 4-Year Surrender Charge Option" section in the prospectus.

ANNUITY PAYOUTS: You can apply your contract value, after reflecting any adjustments, to an annuity payout plan that begins on the annuitization start date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you buy a qualified annuity, the payout schedule must meet IRS requirements. We can make payouts on a fixed or variable basis, or both. During the annuity payout period, your choices for subaccounts may be limited. The GPAs, the Special DCA fixed account are not available after the annuitization start date. (See "The Annuity Payout Period").

EXPENSE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND MAKING A SURRENDER FROM THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT OR MAY PAY WHEN YOU MAKE A SURRENDER FROM THE CONTRACT. STATE PREMIUM TAXES ALSO MAY BE DEDUCTED.

CONTRACT OWNER TRANSACTION EXPENSES

CONTRACT OWNER TRANSACTION EXPENSES

SURRENDER CHARGE
BASE CONTRACT SURRENDER CHARGE
(Contingent deferred sales charge as a percentage of purchase payments surrendered)

    NUMBER OF        SURRENDER CHARGE
 COMPLETED YEARS    PERCENTAGE APPLIED
FROM DATE OF EACH        TO EACH
PURCHASE PAYMENT     PURCHASE PAYMENT
-----------------   ------------------
        0                   8%
        1                   8
        2                   7
        3                   7
        4                   6
        5                   5
        6                   3
        7+                  0

SURRENDER CHARGE FOR CONTRACTS WITH PURCHASE PAYMENT CREDIT FEATURE(1) (Contingent deferred sales charge as a percentage of purchase payments surrendered)

    NUMBER OF        SURRENDER CHARGE
 COMPLETED YEARS    PERCENTAGE APPLIED
FROM DATE OF EACH         TO EACH
PURCHASE PAYMENT     PURCHASE PAYMENT
-----------------   ------------------
        0                  7.5%
        1                  7.5
        2                  7.5
        3                  7
        4                  6
        5                  5
        6                  4
        7                  3
        8                  2
        9+                 0

SURRENDER CHARGE FOR CONTRACTS WITH 4-YEAR SURRENDER CHARGE OPTION (Contingent deferred sales charge as a percentage of purchase payments surrendered)

    NUMBER OF        SURRENDER CHARGE
 COMPLETED YEARS    PERCENTAGE APPLIED
FROM DATE OF EACH        TO EACH
PURCHASE PAYMENT     PURCHASE PAYMENT
-----------------   ------------------
        0                   8%
        1                   8
        2                   7
        3                   6
        4+                  0

(1) In addition, all or a portion of purchase payment credits are subject to recapture during the first nine contract years. If you select this optional feature, purchase payments credit will be recaptured for full surrenders, certain partial surrenders and on the annuitization start date. The percentage amounts of the recapture, except in Connecticut and Florida are as follows:

             Purchase Payment Credit Recapture Percentage Applied to
                       Each Purchase Payment Surrendered

                                                Number of Completed Contract Years from Date of
                                                             Each Purchase Payment
                                 -----------------------------------------------------------------------------
Contract Year Payment Received     0       1       2       3       4       5       6       7       8       9+
------------------------------   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
1                                6.00%   5.75%   5.50%   5.25%   4.75%   4.00%   3.25%   2.50%   1.25%   0.00%
2                                6.00%   5.75%   5.25%   4.75%   4.25%   3.50%   2.50%   1.25%   0.00%
3                                5.00%   4.75%   4.25%   3.75%   3.00%   2.25%   1.25%   0.00%
4                                4.00%   3.75%   3.25%   2.50%   1.75%   1.00%   0.00%
5                                3.00%   2.50%   2.25%   1.50%   1.00%   0.00%
6                                3.00%   2.50%   1.75%   1.00%   0.00%
7                                2.00%   1.50%   1.00%   0.00%
8                                2.00%   1.00%   0.00%
9                                1.00%   0.00%
10+                              0.00%

In Connecticut and Florida, the percentage amounts of the recapture are as follows:

             Purchase Payment Credit Recapture Percentage Applied to
                       Each Purchase Payment Surrendered

                                                Number of Completed Contract Years from Date of
                                                             Each Purchase Payment
                                 -----------------------------------------------------------------------------
Contract Year Payment Received     0       1       2       3       4       5       6       7       8       9+
------------------------------   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
1                                3.25%   3.25%   3.25%   3.25%   3.25%   3.25%   3.25%   2.50%   1.25%   0.00%
2                                3.25%   3.25%   3.25%   3.25%   3.25%   3.25%   2.50%   1.25%   0.00%
3                                3.25%   3.25%   3.25%   3.25%   3.25%   2.50%   1.25%   0.00%
4                                3.25%   3.25%   3.25%   2.50%   1.75%   1.00%   0.00%
5                                3.00%   2.50%   2.25%   1.50%   1.00%   0.00%
6                                3.00%   2.50%   1.75%   1.00%   0.00%
7                                2.00%   1.50%   1.00%   0.00%
8                                2.00%   1.00%   0.00%
9                                1.00%   0.00%
10+                              0.00%

Please note that if you return your contract within the free look period, the entire amount of purchase payment credit will be reversed. For more information about purchase payment credit recapture and purchase payment credit reversal, please see "Optional Features - Purchase Payment Credit Feature - Recapture of purchase payment credits and Reversal of purchase payment credits".

SURRENDER CHARGE UNDER ANNUITY PAYOUT PLAN E -- Payouts for a specified period:
If you are receiving variable annuity payments under this annuity payout plan, you can choose to take a surrender. The amount that you can surrender is the present value of any remaining variable payouts. The discount rate we use in the calculation will be 5.17% for the assumed investment return of 3.5% and 6.67% for the assumed investment return of 5.0%. The surrender charge equals the present value of the remaining payouts using the assumed investment return minus the present value of the remaining payouts using the discount rate. (See "Charges -- Surrender Charge" and "The Annuity Payout Period -- Annuity Payout Plans.")

THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.

ANNUAL CONTRACT ADMINISTRATIVE CHARGE                                                    MAXIMUM: $50   CURRENT: $40
ANNUAL CONTRACT ADMINISTRATIVE CHARGE IF YOUR CONTRACT VALUE EQUALS OR EXCEEDS $50,000   MAXIMUM: $20   CURRENT: $ 0
CONTRACT ADMINISTRATIVE CHARGE AT FULL SURRENDER                                         MAXIMUM: $50   CURRENT: $40

ANNUAL VARIABLE ACCOUNT EXPENSES
(As a percentage of average daily subaccount value.)

YOU MUST CHOOSE A DEATH BENEFIT GUARANTEE. THE COMBINATION YOU CHOOSE DETERMINES THE MORTALITY AND EXPENSE RISK FEES YOU PAY. THE TABLE BELOW SHOWS THE COMBINATIONS AVAILABLE TO YOU AND THEIR COST. THE VARIABLE ACCOUNT ADMINISTRATIVE CHARGE IS IN ADDITION TO THE MORTALITY AND EXPENSE RISK FEE.

                                  MORTALITY AND      VARIABLE ACCOUNT      TOTAL VARIABLE
                                EXPENSE RISK FEE   ADMINISTRATIVE CHARGE   ACCOUNT EXPENSE
                                ----------------   ---------------------   ---------------
CV Death Benefit(1)                   1.05%                0.15%                1.20%
ROPP Death Benefit                    1.05                 0.15                 1.20
MAV Death Benefit                     1.30                 0.15                 1.45
5% Accumulation Death Benefit         1.45                 0.15                 1.60
Enhanced Death Benefit                1.50                 0.15                 1.65

IN ADDITION TO DEATH BENEFITS, YOU MAY CHOOSE ONE OF THE OPTIONAL FEATURES AVAILABLE UNDER YOUR CONTRACT: PURCHASE PAYMENT CREDIT FEATURE OR 4-YEAR SURRENDER CHARGE OPTION, IF AVAILABLE IN YOUR STATE. THE COMBINATION YOU CHOOSE DETERMINES THE MORTALITY AND EXPENSE RISK FEES YOU PAY. THE TABLE BELOW SHOWS THE COMBINATIONS AVAILABLE TO YOU AND THEIR COST.

CONTRACTS WITH PURCHASE PAYMENT CREDIT FEATURE

                                  MORTALITY AND       VARIABLE ACCOUNT     PURCHASE PAYMENT    TOTAL VARIABLE
                                EXPENSE RISK FEE   ADMINISTRATIVE CHARGE     CREDIT FEE(2)    ACCOUNT EXPENSE
                                ----------------   ---------------------   ----------------   ---------------
CV Death Benefit(1)                   1.05%                0.15%                 0.60%             1.80%
ROPP Death Benefit                    1.05                 0.15                  0.60              1.80
MAV Death Benefit                     1.30                 0.15                  0.60              2.05
5% Accumulation Death Benefit         1.45                 0.15                  0.60              2.20
Enhanced Death Benefit                1.50                 0.15                  0.60              2.25

CONTRACTS WITH 4-YEAR SURRENDER CHARGE OPTION

                                  MORTALITY AND       VARIABLE ACCOUNT       4-YEAR SURRENDER      TOTAL VARIABLE
                                EXPENSE RISK FEE   ADMINISTRATIVE CHARGE   CHARGE OPTION FEE(3)   ACCOUNT EXPENSE
                                ----------------   ---------------------   --------------------   ---------------
CV Death Benefit(1)                   1.05%                0.15%                 0.50%                 1.70%
ROPP Death Benefit                    1.05                 0.15                  0.50                  1.70
MAV Death Benefit                     1.30                 0.15                  0.50                  1.95
5% Accumulation Death Benefit         1.45                 0.15                  0.50                  2.10
Enhanced Death Benefit                1.50                 0.15                  0.50                  2.15

(1) CV Death Benefit is available only after an ownership change or spousal continuation if any owner or spouse who continues the contract is over age 85 and therefore cannot qualify for the ROPP death benefit.

(2) The charge will not apply on and after the earliest of: 1) the 9th contract anniversary, 2) the annuitization start date or 3) the date the contract is continued as an Inherited IRA or for a beneficiary of a participant in an employer sponsored retirement plan under the Code.

(3) The charge will not apply on and after the earliest of: 1) the 4th contract anniversary, 2) the annuitization start date or 3) the date the contract is continued as an Inherited IRA or for a beneficiary of a participant in an employer sponsored retirement plan under the Code.

OTHER ANNUAL EXPENSES

OPTIONAL DEATH BENEFITS

If eligible, you may select an optional death benefit in addition to the ROPP and MAV Death Benefits. The fees apply only if you select one of these benefits.

BENEFIT PROTECTOR(R) DEATH BENEFIT RIDER FEE        0.25%
BENEFIT PROTECTOR(R) PLUS DEATH BENEFIT RIDER FEE   0.40%

(As a percentage of the contract value charged annually on the contract anniversary.)

OPTIONAL LIVING BENEFITS

If eligible, you may select one of the following optional living benefits if available in your state. Each optional living benefit requires participation in the PN program. The Accumulation Protector Benefit rider is not available if you select the purchase payment credit feature. The fees apply only if you elect one of these benefits.

SECURESOURCE(R) STAGES 2 - SINGLE LIFE RIDER FEE   MAXIMUM: 1.75%   CURRENT: 0.95%
SECURESOURCE(R) STAGES 2 - JOINT LIFE RIDER FEE    MAXIMUM: 2.25%   CURRENT: 1.15%

(Charged annually on the contract anniversary as a percentage of the contract value or the Benefit Base, whichever is greater.)

ACCUMULATION PROTECTOR BENEFIT(R) RIDER FEE   MAXIMUM: 1.75%   CURRENT: 1.50%

(Charged annually on the contract anniversary as a percentage of the contract value or the Minimum Contract Accumulation Value, whichever is greater.)

ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THESE OPERATING EXPENSES ARE FOR THE FISCAL YEAR ENDED DEC. 31, 2009, UNLESS OTHERWISE NOTED. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE TOTAL OPERATING EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM ANNUAL OPERATING EXPENSES FOR THE FUNDS

(Including management fee, distribution and/or service (12b-1) fees and other expenses)(1)

                                                                  MINIMUM   MAXIMUM
                                                                  -------   -------
Total expenses before fee waivers and/or expense reimbursements     ___%      ___%

(1) Each fund deducts management fees and other expenses from fund assets. Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an ongoing basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND*

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

[to be filed by Amendment]

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THIS CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CONTRACT ADMINISTRATIVE CHARGES, VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

[to be filed by amendment]

CONDENSED FINANCIAL INFORMATION

As of the date of this prospectus, no contracts had been sold. Therefore, we have not provided any condensed financial information.

FINANCIAL STATEMENTS

You can find our audited financial statements and the audited financial statements of the divisions, which are comprised of subaccounts, in the SAI. The SAI does not include audited financial statements for divisions that are new and have no activity as of the financial statements date.

THE VARIABLE ACCOUNT AND THE FUNDS

VARIABLE ACCOUNT. The variable account was established under Indiana law on July 15, 1987, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life.

The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Service (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the contract owner would be currently taxed on income earned within the contract. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

THE FUNDS. This contract currently offers subaccounts investing in shares of the funds listed in the table below.

- INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

- FUND NAME AND MANAGEMENT: A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

- ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund Name and Management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under Section 817(h) of the Code.

- ASSET ALLOCATION PROGRAMS MAY IMPACT FUND PERFORMANCE: Asset allocation programs in general may negatively impact the performance of an underlying fund. Even if you do not participate in an asset allocation program, a fund in which your subaccount invests may be impacted if it is included in an asset allocation program. Rebalancing or reallocation under the terms of the asset allocation program may cause a fund to lose money if it must sell large amounts of securities to meet a redemption request. These losses can be greater if the fund holds securities that are not as liquid as others, for example, various types of bonds, shares of smaller companies and securities of foreign issuers. A fund may also experience higher expenses because it must sell or buy securities more frequently than it otherwise might in the absence of asset allocation program rebalancing or reallocations. Because asset allocation programs include periodic rebalancing and may also include reallocation, these effects may occur under the asset allocation program we offer (see "Making the Most of Your Contract -- Portfolio Navigator Program") or under asset allocation programs used in conjunction with the contracts and plans of other eligible purchasers of the funds.

- FUNDS AVAILABLE UNDER THE CONTRACT: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the contract charges we impose. We select the underlying funds in which the subaccounts initially invest and when there is substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a contract, which funds to add to a contract and which funds will no longer be offered in a contract. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to fund performance, fund expenses, classes of fund shares available, size of the fund and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds and portfolio concentration and sector weightings. We also consider the levels and types of revenue including, but not limited to, expense payments and non-cash compensation a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.

-    REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF
     INTEREST: We or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue, including but not limited to expense payments and non-cash compensation. The amount of this revenue and how it is computed varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Series Trust funds (affiliated funds) that are managed by Columbia Management Investment Advisers, LLC (Columbia Management Investment Advisers), one of our affiliates. RiverSource Variable Series Trust funds include the RiverSource Variable Portfolio funds, RiverSource Partners Variable Portfolio funds, Threadneedle Variable Portfolio funds, Seligman Variable Portfolio funds, Variable Portfolio funds of funds and Disciplined Asset Allocation Portfolio funds. Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the RiverSource Variable Series Trust funds. We or our affiliates receive revenue which ranges up to 0.60% of the average daily net assets invested in the non-RiverSource Variable Series Trust funds (unaffiliated funds) through this and other contracts we and our affiliate issue. We or our affiliates may also receive revenue which ranges up to 0.04% of aggregate, net or anticipated sales of unaffiliated funds through this and other contracts we and our affiliate issue. Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid us or our affiliates in the prior calendar year.

     Expense payments, non-cash compensation and other forms of revenue may influence recommendations your investment professional makes regarding whether you should invest in the contract and whether you should allocate purchase payments or contract value to a subaccount that invests in a particular fund (see "About the Service Providers").

     The revenue we or our affiliates receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering from the contract (see "Expense Summary"). However, the revenue we or our affiliates receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate contract value to the subaccount that invests in that fund.

- WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive these revenues including, but not limited to expense payments and non-cash compensation for various purposes:

     - Compensating, training and educating investment professionals who sell the contract.

     - Granting access to our employees whose job it is to promote sales of the contract by authorized selling firms and their investment professionals, and granting access to investment professionals of our affiliated selling firms.

     - Activities or services we or our affiliates provide that assist in the promotion and distribution of the contract including promoting the funds available under the contract to prospective and existing contract owners, authorized selling firms and investment professionals.

     - Providing sub-transfer agency and shareholder servicing to contract owners.

     - Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the contract.

     - Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

     - Furnishing personal services to contract owners, including education of contract owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the Financial Industry Regulatory Authority (FINRA).

     - Subaccounting, transaction processing, recordkeeping and administration.

- SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by Columbia Management Investment Advisers. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

     - Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

     - Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

- SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

     - Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

     - Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

UNLESS THE PN PROGRAM IS IN EFFECT, YOU MAY ALLOCATE PURCHASE PAYMENTS AND TRANSFERS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING FUNDS:

INVESTING IN                           INVESTMENT OBJECTIVE AND POLICIES   INVESTMENT ADVISER
------------                           ---------------------------------   ---------------------------------
AllianceBernstein VPS                  Seeks long-term growth of           AllianceBernstein L.P.
Global Thematic Growth Portfolio       capital.
(Class B)

AllianceBernstein VPS                  Seeks long-term growth of           AllianceBernstein L.P.
Growth and Income Portfolio            capital.
(Class B)

AllianceBernstein VPS                  Seeks long-term growth of           AllianceBernstein L.P.
International Value Portfolio          capital.
(Class B)

American Century VP Mid Cap Value,     Seeks long-term capital growth.     American Century Investment
Class II                               Income is a secondary objective.    Management, Inc.

American Century VP Ultra(R),          Seeks long-term capital growth.     American Century Investment
Class II                                                                   Management, Inc.

American Century VP Value, Class II    Seeks long-term capital growth.     American Century Investment
                                       Income is a secondary objective.    Management, Inc.

Columbia High Yield Fund, Variable     Seeks total return, consisting      Columbia Management Investment
Series, Class B                        of a high level of income and       Advisers, LLC, advisor; MacKay
                                       capital appreciation.               Shields LLC, subadviser.

Columbia Marsico Growth Fund,          Seeks long-term growth of           Columbia Management Investment
Variable Series, Class A               capital.                            Advisers, LLC, adviser; Marsico
                                                                           Capital Management, LLC,
                                                                           sub-adviser.

Columbia Marsico International         Seeks long-term growth of           Columbia Management Investment
Opportunities Fund, Variable           capital.                            Advisers, LLC, adviser; Marsico
Series, Class B                                                            Capital Management, LLC,
                                                                           sub-adviser.

Columbia Small Cap Value Fund,         Seeks long-term capital             Columbia Management Investment
Variable Series, Class B               appreciation.                       Advisers, LLC

Credit Suisse Trust - Commodity        Seeks total return.                 Credit Suisse Asset Management,
Return Strategy Portfolio                                                  LLC

Dreyfus Variable Investment Fund       Seeks capital growth.               The Dreyfus Corporation; Newton
International Equity Portfolio,                                            Capital Management Limited,
Service Shares                                                             sub-adviser

Dreyfus Variable Investment Fund       Seeks long-term capital growth.     The Dreyfus Corporation, adviser;
International Value Portfolio,                                             the Boston Company Asset
Service Shares                                                             Management LLC, subadviser.

Eaton Vance VT Floating-Rate           Seeks high level of current         Eaton Vance Management
Income Fund                            income.

Fidelity(R) VIP Contrafund(R)          Seeks long-term capital             Fidelity Management & Research
Portfolio Service Class 2              appreciation. Normally invests      Company (FMR), investment
                                       primarily in common stocks.         manager; FMR U.K. and FMR Far
                                       Invests in securities of            East, sub-advisers.
                                       companies whose value it
                                       believes is not fully recognized
                                       by the public. Invests in either
                                       "growth" stocks or "value" stocks
                                       or both. The fund invests in
                                       domestic and foreign issuers.

Fidelity(R) VIP Investment Grade       Seeks as high level of current      FMR, investment manager; FMR
Bond Portfolio Service Class 2         income as is consistent with the    U.K., FMR Far East, sub-advisers.
                                       preservation of capital. Normally
                                       invests at least 80% of assets in
                                       investment-grade debt securities
                                       (those of medium and high
                                       quality) of all types and
                                       repurchase agreements for those
                                       securities.

Fidelity(R) VIP Mid Cap Portfolio      Seeks long-term growth of           FMR, investment manager; FMR
Service Class 2                        capital. Normally invests           U.K., FMR Far East, sub-advisers.
                                       primarily in common stocks.
                                       Normally invests at least 80%
                                       of assets in securities of
                                       companies with medium market
                                       capitalizations. May invest in
                                       companies with smaller or larger
                                       market capitalizations. Invests
                                       in domestic and foreign issuers.
                                       The Fund invests in either
                                       "growth" or "value" common stocks
                                       or both.

Fidelity(R) VIP Overseas Portfolio     Seeks long-term growth of           FMR, investment manager; FMR
Service Class 2                        capital. Normally invests           U.K., FMR Far East, Fidelity
                                       primarily in common stocks          International Investment Advisors
                                       allocating investments across       (FIIA) and FIIA U.K.,

                                       different countries and regions.    sub-advisers.
                                       Normally invests at least 80% of
                                       assets in non-U.S. securities.

FTVIPT Franklin Income Securities      Seeks to maximize income while      Franklin Advisers, Inc.
Fund - Class 2                         maintaining prospects for capital
                                       appreciation.

FTVIPT Templeton Global Bond           Seeks high current income           Franklin Advisers, Inc.
Securities Fund - Class 2              consistent with preservation
                                       of capital, with capital
                                       appreciation as a secondary
                                       consideration.

FTVIPT Templeton Growth Securities     Seeks long-term capital growth.     Templeton Global Advisors
Fund - Class 2                                                             Limited, adviser; Templeton Asset
                                                                           Management Ltd., subadviser.

Goldman Sachs VIT Mid Cap Value        Seeks long-term capital             Goldman Sachs Asset Management,
Fund - Institutional Shares            appreciation.                       L.P.

Goldman Sachs VIT Structured U.S.      Seeks long-term growth of           Goldman Sachs Asset Management,
Equity Fund - Institutional Shares     capital and dividend income.        L.P.

Invesco V.I. Capital Appreciation      Seeks growth of capital.            Invesco Advisers, Inc.
Fund, Series II Shares

Invesco V.I. Capital Development       Seeks long-term growth of           Invesco Advisers, Inc.
Fund, Series II Shares                 capital.

Invesco V.I. Global Health Care        Seeks capital growth.               Invesco Advisers, Inc.
Fund, Series II Shares

Invesco V.I. International Growth      Seeks long-term growth of           Invesco Advisers, Inc.
Fund, Series II Shares                 capital.

Janus Aspen Series Janus               Seeks long-term growth of           Janus Capital Management LLC
Portfolio: Service Shares              capital in a manner consistent
                                       with the preservation of
                                       capital.

Legg Mason ClearBridge Variable        Seeks long-term growth of           Legg Mason Partners Fund Advisor,
Small Cap Growth Portfolio,            capital.                            LLC, adviser; ClearBridge
Class I                                                                    Advisors, LLC, sub-adviser.

MFS(R) Total Return Series - Service   Seeks total return.                 MFS Investment Management(R)
Class

MFS(R) Utilities Series - Service      Seeks total return.                 MFS Investment Management(R)
Class

Oppenheimer Capital Appreciation       Seeks capital appreciation.         OppenheimerFunds, Inc.
Fund/VA, Service Shares

Oppenheimer Global Securities          Seeks long-term capital             OppenheimerFunds, Inc.
Fund/VA, Service Shares                appreciation.

Oppenheimer Global Strategic           Seeks high level of current         OppenheimerFunds, Inc.
Income Fund/VA, Service Shares         income principally derived from
                                       interest on debt securities.

Oppenheimer Main Street Small Cap      Seeks capital appreciation.         OppenheimerFunds, Inc.
Fund/VA, Service Shares

PIMCO VIT All Asset Portfolio,         Seeks maximum real return           Pacific Investment Management
Advisor Share Class                    consistent with preservation        Company LLC
                                       of real capital and prudent
                                       investment management.

RVST RiverSource Variable              Seeks maximum current income        Columbia Management Investment
Portfolio - Cash Management Fund       consistent with liquidity and       Advisers, LLC
(Class 2)                              stability of principal.

RVST RiverSource Variable              Seeks high level of current         Columbia Management Investment
Portfolio - Diversified Bond Fund      income while attempting to          Advisers, LLC
(Class 2)                              conserve the value of the
                                       investment for the longest period
                                       of time.

RVST RiverSource Variable              Seeks high level of current         Columbia Management Investment
Portfolio - Diversified Equity         income and, as a secondary goal,    Advisers, LLC
Income Fund (Class 2)                  steady growth of capital.

RVST RiverSource Variable              Seeks capital appreciation.         Columbia Management Investment
Portfolio - Dynamic Equity Fund                                            Advisers, LLC
(Class 2)

RVST RiverSource Variable              Non-diversified fund that           Columbia Management Investment
Portfolio - Global Inflation           seeks total return that             Advisers, LLC
Protected Securities Fund (Class 2)    exceeds the rate of inflation
                                       over the long-term.

RVST RiverSource Variable              Seeks high current income,          Columbia Management Investment
Portfolio - High Yield Bond Fund       with capital growth as a            Advisers, LLC
(Class 23)                             secondary objective.

RVST RiverSource Variable              Seeks high total return             Columbia Management Investment
Portfolio - Income Opportunities       through current income and          Advisers, LLC
Fund (Class 2)                         capital appreciation.

RVST RiverSource Variable              Seeks long-term growth of           Columbia Management Investment
Portfolio - Mid Cap Value Fund         capital.                            Advisers, LLC
(Class 2)

RVST RiverSource Variable              Seeks long-term capital             Columbia Management Investment
Portfolio - S&P 500 Index Fund         appreciation.                       Advisers, LLC
(Class 3)

RVST RiverSource Variable              Seeks high level of current         Columbia Management Investment
Portfolio - Short Duration U.S.        income and safety of principal      Advisers, LLC
Government Fund (Class 2)              consistent with investment in
                                       U.S. government and government
                                       agency securities.

RVST Seligman Variable Portfolio -     Seeks long-term capital growth.     Columbia Management Investment
Growth Fund (Class 2)                                                      Advisers, LLC

RVST Threadneedle Variable             Seeks long-term capital growth.     Columbia Management Investment
Portfolio - Emerging Markets Fund                                          Advisers, LLC, adviser;
(Class 23)                                                                 Threadneedle International
                                                                           Limited, an indirect wholly-owned
                                                                           subsidiary of Ameriprise
                                                                           Financial, sub-adviser.

RVST Threadneedle Variable             Seeks capital appreciation.         Columbia Management Investment
Portfolio - International                                                  Advisers, LLC, adviser;
Opportunity Fund (Class 2)                                                 Threadneedle International
                                                                           Limited, an indirect wholly-owned
                                                                           subsidiary of Ameriprise
                                                                           Financial, sub-adviser.

RVST Variable Portfolio - Davis        Seeks long-term capital growth.     Columbia Management Investment
New York Venture Fund (Class 2)                                            Advisers, LLC, adviser; Davis
                                                                           Selected Advisers, L.P.,
                                                                           subadviser.

RVST Variable Portfolio - Goldman      Seeks long-term growth of           Columbia Management Investment
Sachs Mid Cap Value Fund (Class 2)     capital.                            Advisers, LLC, adviser; Goldman
                                                                           Sachs Asset Management,
                                                                           L.P.,subadviser.

RVST Variable Portfolio - Partners     Seeks long-term capital             Columbia Management Investment
Small Cap Value Fund (Class 2)         appreciation.                       Advisers, LLC, adviser; Barrow,
                                                                           Hanley, Mewhinney & Strauss,
                                                                           Inc., Denver Investment Advisors
                                                                           LLC, Donald Smith & Co., Inc.,
                                                                           River Road Asset Management, LLC
                                                                           and Turner Investment Partners,
                                                                           Inc., subadvisers.

RVST Variable Portfolio -              Seeks high level of total return    Columbia Management Investment
Aggressive Portfolio (Class 2)         that is consistent with an          Advisers, LLC
                                       aggressive level of risk. This is
                                       a "fund of funds" and seeks to
                                       achieve its objective by
                                       investing in a combination of
                                       underlying funds. The fund
                                       invests primarily in underlying
                                       funds that invest in equity
                                       securities and also invests a
                                       small amount in underlying funds
                                       that invest in fixed income
                                       securities.

RVST Variable Portfolio -              Seeks high level of total return    Columbia Management Investment
Conservative Portfolio (Class 2)       that is consistent with a           Advisers, LLC
                                       conservative level of risk. This
                                       is a "fund of funds" and seeks to
                                       achieve its objective by
                                       investing in a combination of
                                       underlying funds. The fund
                                       invests primarily in underlying
                                       funds that invest in fixed income
                                       securities.

RVST Variable Portfolio - Moderate     Seeks high level of total return    Columbia Management Investment
Portfolio (Class 2)                    that is consistent with a           Advisers, LLC
                                       moderate level of risk. This is a
                                       "fund of funds" and seeks to
                                       achieve its objective by
                                       investing in a combination of
                                       underlying funds. The fund
                                       invests primarily in a balance
                                       of underlying funds that invest
                                       in fixed income securities and
                                       underlying funds that invest in
                                       equity securities.

RVST Variable Portfolio -              Seeks high level of total return    Columbia Management Investment
Moderately Aggressive Portfolio        that is consistent with a           Advisers, LLC
(Class 2)                              moderately aggressive level of
                                       risk. This is a "fund of funds"
                                       and seeks to achieve its
                                       objective by investing in a
                                       combination of underlying funds.
                                       The fund invests primarily in
                                       underlying funds that invest in
                                       equity securities and also
                                       invests a moderate amount in
                                       underlying funds that invest in
                                       fixed income securities.

RVST Variable Portfolio -              Seeks high level of total return    Columbia Management Investment
Moderately Conservative Portfolio      that is consistent with a           Advisers, LLC
(Class 2)                              moderately conservative level of
                                       risk. This is a "fund of

                                       funds" and seeks to achieve its
                                       objective by investing in a
                                       combination of underlying funds.
                                       The fund invests primarily in
                                       underlying funds that invest in
                                       fixed income securities and also
                                       invests a moderate amount in
                                       underlying funds that invest in
                                       equity securities.

Invesco Van Kampen V.I.Comstock        Seeks capital growth and income     Invesco Advisers, Inc.
Portfolio, Class II Shares             through investments in equity
                                       securities, including common
                                       stocks, preferred stocks and
                                       securities convertible into
                                       common and preferred stocks.

Morgan Stanley UIF Global Real         Seeks current income and capital    Morgan Stanley Investment
Estate Portfolio, Class II Shares      appreciation.                       Management Inc.

Morgan Stanley UIF Mid Cap Growth      Seeks long-term capital growth      Morgan Stanley Investment
Portfolio, Class II Shares             by investing primarily in common    Management Inc. as Van Kampen.
                                       stocks and other equity
                                       securities..

Wanger International                   Seeks long-term growth of           Columbia Wanger Asset Management
                                       capital.                            Investment Advisers, L.P.

Wanger USA                             Seeks long-term capital             Columbia Wanger Asset Management
                                       appreciation.                       Investment Advisers, L.P.

GUARANTEE PERIOD ACCOUNTS (GPAS)

The GPAs may not be available for contracts in some states and are not available if the PN program is in effect.

If you selected the purchase payment credit feature, GPAs are not available until the 9th contract anniversary. If you selected the 4-year surrender charge option, GPAs are not available until the 4th contract anniversary and will only be available for transfers thereafter unless we allow additional purchase payments on a nondiscriminatory basis with notification. However, if the covered spouse continues the contract with the 4-year surrender charge schedule option or purchase payment credit feature as an inherited IRA or as a beneficiary of a participant in an employer sponsored retirement plan, this restriction does not apply. These accounts are not offered after the annuitization start date.

If GPAs are available, you may allocate purchase payments or transfer contract value to one or more of the GPAs with guarantee periods declared by us. The required minimum investment in each GPA is $1,000.

Each GPA pays an interest rate that is declared when you make an allocation to that account. That interest rate is then fixed for the guarantee period that you chose. We will periodically change the declared interest rate for any future allocations to these accounts, but we will not change the rate paid on contract value currently in a GPA.

The interest rates that we will declare as guaranteed rates in the future are determined by us at our discretion (future rates). We will determine future rates based on various factors including, but not limited to, the interest rate environment, returns we earn on investments in the nonunitized separate account we have established for the GPAs, the rates currently in effect for new and existing

RiverSource Life annuities, product design, competition and RiverSource Life's revenues and other expenses. WE CANNOT PREDICT NOR CAN WE GUARANTEE WHAT FUTURE RATES WILL BE.

We hold amounts you allocate to the GPAs in a "nonunitized" separate account. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the GPAs. State insurance law prohibits us from charging this separate account with liabilities of any other separate account or of our general business. We own the assets of this separate account as well as any favorable investment performance of those assets. You do not participate in the performance of the assets held in this separate account. We guarantee all benefits relating to your value in the GPAs. This guarantee is based on the continued claims-paying ability of the company's general account. You should be aware that our general account is exposed to the risks normally associated with a portfolio of fixed-income securities, including interest rate, option, liquidity and credit risk. You should also be aware that we issue other types of insurance and financial products as well, and we also pay our obligations under these products from assets in our general account. Our general account is not segregated or insulated from the claims of our creditors. The financial statements contained in the SAI include a further discussion of the risks inherent within the investments of the general account.

We intend to construct and manage the investment portfolio relating to the separate account in such a way as to minimize the impact of fluctuations by interest rates. We seek to achieve this by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is similar to the price duration of the corresponding portfolio of liabilities.

We must invest this portfolio of assets in accordance with requirements established by applicable state laws regarding the nature and quality of investments that life insurance companies may make and the percentage of their assets that they may commit to any particular type of investment. Our investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable guarantee periods. These instruments include, but are not necessarily limited to, the following:

- Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;

- Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by any of three nationally recognized rating agencies -- Standard & Poor's, Moody's Investors Service or Fitch -- or are rated in the two highest grades by the National Association of Insurance Commissioners;

- Other debt instruments which are unrated or rated below investment grade, limited to 10% of assets at the time of purchase; and

- Real estate mortgages, limited to 45% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Indiana and other state insurance laws.

MARKET VALUE ADJUSTMENT (MVA)

We will not apply an MVA to contract value you transfer or surrender out of the GPAs within 30 days before the end of the guarantee period. During this 30 day window, you may choose to start a new guarantee period of the same length, transfer the contract value from the specified GPA to a GPA of another length, transfer the contract value from the specified GPA to any of the subaccounts, the regular fixed account, or surrender the value from the specified GPA (all subject to applicable surrender and transfer provisions). If we do not receive any instructions by the end of your guarantee period, our current practice is to automatically transfer the contract value from the specified GPA into the shortest GPA term offered in your state. If no GPAs are offered, we will transfer the value to the regular fixed account, if available. If the regular fixed account is not available, we will transfer the value to the money market or cash management variable subaccount we designate.

We guarantee the contract value allocated to the GPAs, including the interest credited, if you do not make any transfers or surrenders from the GPAs prior to 30 days before the end of the guarantee period (30-day rule). At all other times, and unless one of the exceptions to the 30-day rule described below applies, we will apply an MVA if you surrender or transfer contract value from a GPA or you elect an annuity payout plan while you have contract value invested in a GPA. We will refer to these transactions as "early surrenders." The application of an MVA may result in either a gain or loss of principal.

The 30-day rule does not apply and no MVA will apply to:

- amounts surrendered under contract provisions that waive surrender charges for Hospital or Nursing Home Confinement and Terminal Illness Disability Diagnosis;

-    amounts transferred automatically under the PN program; and

-    amounts deducted for fees and charges.

Amounts we pay as death claims will not be reduced by any MVA.

When you request an early surrender or upon annuitization, (if allowed by state regulation), we adjust the early surrender amount and annuity payment amount by an MVA formula. These amounts reflect the relationship between the guaranteed interest rate you are earning in your current GPA and the interest rate we are crediting on new GPAs that end at the same time as your current GPA.

The MVA is sensitive to changes in current interest rates. The magnitude of any applicable MVA will depend on our current schedule of guaranteed interest rates at the time of the early surrender, the time remaining in your guarantee period and your guaranteed interest rate. The MVA is negative, zero or positive depending on how the guaranteed interest rate on your GPA compares to the interest rate of a new GPA for the same number of years as the guarantee period remaining on your GPA. This is summarized in the following table:

IF YOUR GPA RATE IS:                    THE MVA IS:
--------------------                    -----------
Less than the new GPA rate + 0.10%      Negative
Equal to the new GPA rate + 0.10%       Zero
Greater than the new GPA rate + 0.10%   Positive

For examples, see Appendix A.

THE FIXED ACCOUNT

Amounts allocated to the fixed account become part of our general account. The fixed account includes the regular fixed account and the Special DCA fixed account. We credit interest on amounts you allocate to the fixed account at rates we determine from time to time in our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns we earn on our general account investments, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition, and RiverSource Life's revenues and expenses. The guaranteed minimum interest rate on amounts invested in the fixed account may vary by state but will not be lower than state law allows. We back the principal and interest guarantees relating to the fixed account. These guarantees are based on the continued claims-paying ability of RiverSource Life. You should be aware that our general account is exposed to the risks normally associated with a portfolio of fixed-income securities, including interest rate, option, liquidity and credit risk. You should also be aware that we issue other types of insurance and financial products as well, and we also pay our obligations under these products from assets in our general account. Our general account is not segregated or insulated from the claims of our creditors. The financial statements contained in the SAI include a further discussion of the risks inherent within the investments of the general account.

The fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the fixed account, however, disclosures regarding the fixed account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

THE REGULAR FIXED ACCOUNT

The regular fixed account is not available if the PN program is in effect.

If you selected the purchase payment credit feature, the regular fixed account is not available until the 9th contract anniversary. If you selected the 4-year surrender charge option, the regular fixed account is not available until the 4th contract anniversary and will only be available for transfers thereafter unless we allow additional purchase payments on a nondiscriminatory basis with notification. However, if the covered spouse continues the contract with the 4-year surrender charge schedule option or purchase payment credit feature as an inherited IRA or as a beneficiary of a participant in an employer sponsored retirement plan, this restriction does not apply.

If the regular fixed account is available, you may allocate purchase payments or transfer contract value to the regular fixed account. The value of the regular fixed account increases as we credit interest to the regular fixed account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. The interest rate we apply to each purchase payment or transfer to the regular fixed account is guaranteed for one year. Thereafter, we will change the rates from time to time at our discretion, but your interest rate for each purchase payment or transfer will never change more frequently than annually. There are restrictions on transfers from this account and may be restrictions on the amount you can allocate to this account (see "Making the Most of Your Contract -- Transfer policies").

THE SPECIAL DCA FIXED ACCOUNT

If you selected the purchase payment credit feature, the Special DCA fixed account is not available until the 9th contract anniversary. If you selected the 4-year surrender charge option, the Special DCA fixed account is not available until the 4th contract anniversary and will only be available thereafter if we allow additional purchase payments on a nondiscriminatory basis with notification. However, if the covered spouse continues the contract with the 4-year surrender charge schedule option or purchase payment credit feature as an inherited IRA or as a beneficiary of a participant in an employer sponsored retirement plan, this restriction does not apply.

If the Special DCA fixed account is available, you may allocate purchase payments to the Special DCA fixed account. You may not transfer contract value to the Special DCA fixed account.

You may allocate your entire initial purchase payment to the Special DCA fixed account for a term of six or twelve months. We reserve the right to offer shorter or longer terms for the Special DCA fixed account.

In accordance with your investment instructions, we transfer a pro rata amount from the Special DCA fixed account to the subaccounts or PN program investment option you select monthly so that, at the end of the Special DCA fixed account term, the balance of the Special DCA fixed account is zero. The first Special DCA monthly transfer occurs one day after we receive your payment. You may not use the regular fixed account or any GPA as a destination for the Special DCA monthly transfer.

The value of the Special DCA fixed account increases when we credit interest to the Special DCA fixed account, and decreases when we make monthly transfers from the Special DCA fixed account. When you allocate a purchase payment to the Special DCA fixed account, the interest rates applicable to that purchase payment will be the rates in effect for the Special DCA fixed account term you choose on the date we receive your purchase payment. The applicable interest rate is guaranteed for the length of the term for the Special DCA fixed account term you choose. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. We credit interest only on the declining balance of the Special DCA fixed account; we do not credit interest on amounts that have been transferred from the Special DCA fixed account. As a result, the net effective interest rates we credit will be less than the declared annual effective rates. Generally, we will credit the Special DCA fixed account with interest at the same annual effective rate we apply to the regular fixed account on the date we receive your purchase payment, regardless of the length of the term you select. From time to time, we may credit interest to the Special DCA fixed account at promotional rates that are higher than those we credit to the regular fixed account. We reserve the right to declare different annual effective rates:

-    for the Special DCA fixed account and the regular fixed account; and

-    for the Special DCA fixed accounts with terms of differing length.

Alternatively, you may allocate your initial purchase payment to any combination of the following which equals one hundred percent of the amount you invest:

-    the Special DCA fixed account for a six month term;

-    the Special DCA fixed account for a twelve month term;

-    the PN program investment option in effect;

- if no PN program investment option is in effect, to the regular fixed account, the GPAs and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the regular fixed account and the GPAs.

Once you establish a Special DCA fixed account, you cannot allocate additional purchase payments to it. However, you may establish another Special DCA fixed account and allocate new purchase payments to it.

If you participate in the PN program and you change to a different PN program investment option while a Special DCA fixed account term is in progress, we will allocate transfers from the Special DCA fixed account to your newly-elected PN program investment option.

If your contract permits, and you discontinue your participation in a PN program while a Special DCA fixed account term is in progress, we will allocate transfers from your Special DCA fixed account for the remainder of the term to the subaccounts in accordance with your current Special DCA fixed account allocation instructions. If your current Special DCA fixed account allocation instructions include a fund to which allocations are restricted and you do not provide new instructions, we will transfer prorated amounts to the valid portion of your allocation instruction.

You may discontinue any Special DCA fixed account before the end of its term by giving us notice. If you do so, we will transfer the remaining balance of the Special DCA fixed account to the PN program investment option in effect, or if no PN program investment option is in effect, in accordance with your investment instructions to us to the regular fixed account, the GPAs and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the regular fixed account and the GPAs, including but not limited to, any limitations described in this prospectus on transfers (see "Transfer policies").

Dollar-cost averaging from the Special DCA fixed account does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. For a discussion of how dollar-cost averaging works, see "Making the Most of your Contract -- Automated Dollar-Cost Averaging."

BUYING YOUR CONTRACT

Your investment professional will help you complete and submit an application and send it along with your initial purchase payment to our corporate office. We are required by law to obtain personal information from you which we will use to verify your identity. If you do not provide this information we reserve the right to refuse to issue your contract or take other steps we deem reasonable. As the owner, you have all rights and may receive all benefits under the contract. You may select a qualified or nonqualified annuity. Generally, you can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract if you are 85 or younger. (The age limit may be younger for qualified annuities in some states.)

When you apply, you may select (if available in your state):

- GPAs(1), the regular fixed account(1), the Special DCA fixed account(1) and/or subaccounts(including funds of funds included in the PN program) in which you want to invest;

-    how you want to make purchase payments;

-    a beneficiary;

-    the PN program investment option, if required; and

-    one of the following optional death benefits:

     -    MAV Death Benefit;

     -    5% Accumulation Death Benefit; or

     -    Enhanced Death Benefit.

-    one of the following additional optional death benefits:

     -    Benefit Protector Death Benefit rider(2); or

     -    Benefit Protector Plus Death Benefit rider(2).

-    one of the following optional features:

     -    purchase payment credit feature(3); or

     -    4-year surrender charge option.

In addition, you may also select one of the following optional living benefits (both require the use of the PN program:

-    SecureSource Stages 2 rider; or

-    Accumulation Protector Benefit rider(4).

(1) If you selected the purchase payment credit feature, GPAs, the regular fixed account and the Special DCA fixed account are not available until the 9th contract anniversary. If you selected the 4-year surrender charge option, GPAs and the regular fixed account are not available until the 4th contract anniversary and will only be available for transfers thereafter unless we allow additional purchase payments on a nondiscriminatory basis with notification. If you selected the 4-year surrender charge option, the Special DCA fixed account is not available until the 4th contract anniversary and will only be available thereafter if we allow additional purchase payments on a nondiscriminatory basis with notification.

(2)  Not available with 5% Accumulation or Enhanced Death Benefit.

(3)  Not available with Accumulation Protector Benefit rider.

(4)  Not available with the purchase payment credit feature.

Generally, the contract provides for allocation of purchase payments to the GPAs, the regular fixed account, the Special DCA fixed account and/or the subaccounts of the variable account subject to the $1,000 required minimum investment for the GPAs. We currently allow you to allocate the total amount of purchase payment to the regular fixed account, if available. We reserve the right to limit purchase payment allocations to the regular fixed account at any time on a non-discriminatory basis with notification, subject to state restrictions. You cannot allocate purchase payments to the fixed account for six months following a partial surrender from the fixed account, a lump sum transfer from the regular fixed account, or termination of automated transfers from the Special DCA fixed account prior to the end of the Special DCA fixed account term.

If your application is complete, we will process it and apply your purchase payment and any purchase payment credits to your investment selections within two business days after we receive it at our corporate office. If we accept your application, we will send you a contract. If your application is not complete, you must give us the information to complete it within five business days. If we cannot accept your application within five business days, we will decline it and return your payment unless you specifically ask us to keep the payment and apply it once your application is complete. We will credit additional purchase payments you make to your accounts on the valuation date we receive them. If we receive an additional purchase payment at our corporate office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our corporate office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.

You may make monthly payments to your contract under a Systematic Investment Plan (SIP). You must make an initial purchase payment of $10,000. Then, to begin the SIP, you will complete and send a form and your first SIP payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.

You may make additional purchase payments to nonqualified and qualified annuities until the annuitization start date. Additional purchase payments for contracts with the 4-year surrender charge option are not available after the 4th contract anniversary unless we allow otherwise on a nondiscriminatory basis with notification.

THE ANNUITIZATION START DATE

Annuity payouts begin on the annuitization start date. This means that the contract will be annuitized or converted to a stream of monthly payments. If your contract is annuitized, the contract goes into payout and only the annuity payout provisions continue. Unless annuity payout Plan E is selected, you will no longer have access to your contract value. This means that the death benefit, any optional features and any optional benefits you have elected will end. When we process your application, we will establish the annuitization start date to be the maximum age (or contract anniversary if applicable). You also can change the annuitization start date, provided you send us written instructions at least 30 days before annuity payouts begin.

The annuitization start date must be:

- no earlier than the 30th day after the contract's effective date; and no later than

-    the owner's 95th birthday or the tenth contract anniversary, if later,

-    or such other date as agreed to by us.

Six months prior to your annuitization date, we will contact you with your options including the option to postpone your annuitization start date to a future date. You can also choose to delay the annuitization of your contract beyond age 95 indefinitely, to the extent allowed by applicable tax laws.

If you do not make an election, annuity payouts using the contract's default option of annuity payout Plan B - Life with 10 years certain will begin on the annuitization start date and your monthly annuity payments will continue for as long as the annuitant lives. If the annuitant does not survive 10 years, beneficiaries will continue to receive payments until 10 years of payments have been made. Some distributors require annuitization by age 95. In that case, the option to continue to defer the annuitization start date after age 95 is not available.

If you own a qualified annuity (for example, an IRA) and tax laws require that you take distributions from your annuity prior to your new annuitization start date, your contract will not be automatically annuitized. However, if you choose, you can elect to request annuitization or take surrenders to meet your required minimum distributions.

Please see "SecureSource Stages 2 -- Other Provisions" section regarding options under this rider at the annuitization start date.

BENEFICIARY

We will pay to your named beneficiary the death benefit if it becomes payable while the contract is in force and before the annuitization start date. If there is more than one beneficiary, we will pay each beneficiary's designated share when we receive their completed claim. A beneficiary will bear the investment risk of the variable account until we receive the beneficiary's completed claim. If there is no named beneficiary, the default provisions of your contract will apply. (See "Benefits in Case of Death" for more about beneficiaries.)

If you select the SecureSource Stages 2 - Joint Life rider, please consider carefully whether or not you wish to change the beneficiary of your annuity contract. The rider will terminate if the surviving covered spouse cannot utilize the spousal continuation provision of the contract when the death benefit is payable.

PURCHASE PAYMENTS

Purchase payment amounts and purchase payment timing may vary by state and be limited under the terms of your contract.

If we do not receive your initial purchase payment within 180 days from the application signed date, we will consider your contract void from the start.

MINIMUM INITIAL PURCHASE PAYMENT

$10,000

MINIMUM ADDITIONAL PURCHASE PAYMENTS

$50 for SIPs

$100 for all other payment types

MAXIMUM TOTAL PURCHASE PAYMENTS (WITHOUT CORPORATE OFFICE APPROVAL)

MAXIMUM TOTAL PURCHASE PAYMENTS* BASED ON YOUR AGE ON THE EFFECTIVE DATE OF THE
PAYMENT:

For the first year and total:
through age 85                  $1,000,000
age 86 or older                 $        0
For each subsequent year:
through age 85                  $  100,000
age 86 or older                 $        0

Additional purchase payment restrictions if you select the 4-year surrender charge option

Additional purchase payments are not available after the 4th contract anniversary unless we allow otherwise on a nondiscriminatory basis with notification.

Additional purchase payment restrictions for the SecureSource Stages2 riders

The riders prohibit additional purchase payments while the rider is effective, if (1) you decline a rider fee increase, or (2) the Annual Lifetime Payment
(ALP) is established and your contract value on an anniversary is less than four times the ALP. (For the purpose of this calculation only, the ALP is determined using percentage B, as described under "Optional Living Benefits --SecureSource Stages 2 Riders.")

Additional purchase payment restrictions for the Accumulation Protector Benefit rider

Additional purchase payments are not allowed during the waiting period except for the first 180 days (1) immediately following the effective date and (2) following the last contract anniversary for each selective step up.

Subject to state restrictions, we reserve the right to change the above purchase payment limitations, including making further restrictions, upon written notice.

* These limits apply in total to all RiverSource Life annuities you own unless a higher maximum applies to your contract. We reserve the right to waive or increase the maximum limit. For qualified annuities, the Code's limits on annual contributions also apply. Additional purchase payments for inherited IRA contracts cannot be made unless the payment is IRA money inherited from the same decedent.

HOW TO MAKE PURCHASE PAYMENTS

1 BY LETTER

Send your check along with your name and contract number to:

RIVERSOURCE LIFE INSURANCE COMPANY
829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

2 BY SIP

Contact your investment professional to complete the necessary SIP paperwork.

LIMITATIONS ON USE OF CONTRACT

If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's access to contract values or to satisfy other statutory obligations. Under these circumstances, we may refuse to implement requests for transfers, surrenders or death benefits until instructions are received from the appropriate governmental authority or a court of competent jurisdiction.

CHARGES

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $40 from the contract value on your contract anniversary or, if earlier, when the contract is fully surrendered. We prorate this charge among the GPAs, the fixed account and the subaccounts in the same proportion your interest in each account bears to your total contract value. Some states also limit any contract charge that applies to the fixed account. We reserve the right to increase this charge after the first contract anniversary to a maximum of $50.

We will waive this charge when your contract value is $50,000 or more on the current contract anniversary. We reserve the right to charge up to $20 after the first contract anniversary for contracts with contract value of $50,000 or more.

If you take a full surrender from your contract, we will deduct the charge at the time of surrender regardless of the contract value. This charge does not apply to amounts applied to an annuity payment plan or to the death benefit (other than when deducted from the Full Surrender Value component of the death benefit).

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.

MORTALITY AND EXPENSE RISK FEE

We charge these fees daily to the subaccounts. The unit values of your subaccounts reflect these fees. These fees cover the mortality and expense risk that we assume. These fees do not apply to the GPAs or the fixed account. We cannot increase these fees.

The mortality and expense risk fee you pay is based on the death benefit guarantee and on any optional feature in effect that applies to your contract.

CONTRACTS WITHOUT OPTIONAL PURCHASE PAYMENT CREDIT FEATURE OR 4-YEAR SURRENDER CHARGE OPTION

                                  MORTALITY AND
                                EXPENSE RISK FEE
                                ----------------
CV Death Benefit(1)                   1.05%
ROPP Death Benefit                    1.05
MAV Death Benefit                     1.30
5% Accumulation Death Benefit         1.45
Enhanced Death Benefit                1.50

CONTRACTS WITH PURCHASE PAYMENT CREDIT FEATURE

                                PURCHASE PAYMENT CREDIT     MORTALITY AND
                                         FEE(2)           EXPENSE RISK FEE
                                -----------------------   ----------------
CV Death Benefit(1)                      0.60%                  1.65%
ROPP Death Benefit                       0.60                   1.65
MAV Death Benefit                        0.60                   1.90
5% Accumulation Death Benefit            0.60                   2.05
Enhanced Death Benefit                   0.60                   2.15

CONTRACTS WITH 4-YEAR SURRENDER CHARGE OPTION

                                4-YEAR SURRENDER CHARGE     MORTALITY AND
                                     OPTION FEE(3)        EXPENSE RISK FEE
                                -----------------------   ----------------
CV Death Benefit(1)                      0.50%                  1.55%
ROPP Death Benefit                       0.50                   1.55
MAV Death Benefit                        0.50                   1.80
5% Accumulation Death Benefit            0.50                   1.95
Enhanced Death Benefit                   0.50                   2.00

(1) CV Death Benefit is available only after an ownership change or spousal continuation if any new owner or spouse who continues the contract is over age 85 and therefore cannot qualify for the ROPP death benefit.

(2) The charge applicable to this optional feature will not be assessed after the earliest of: 1) the 9th contract anniversary, 2) the annuitization start date or 3) the date the contract is continued as an Inherited IRA or for a beneficiary of a participant in an employer sponsored retirement plan under the Code.

(3) The charge applicable to this optional feature will not be assessed after the earliest of: 1) the 4th contract anniversary, 2) the annuitization start date or 3) the date the contract is continued as an Inherited IRA or for a beneficiary of a participant in an employer sponsored retirement plan under the Code.

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific owner or annuitant lives and no matter how long our entire group of annuitants live. If, as a group, owners or annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, owners or annuitants do not live as long as expected, we could profit from the mortality risk fee. We deduct the mortality risk fee from the subaccounts during the annuity payout period even if the annuity payout plan does not involve a life contingency.

Expense risk arises because we cannot increase the contract administrative charge more than $20 per contract and this charge may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

- first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

- then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the surrender charge will cover sales and distribution expenses.

SURRENDER CHARGE

If you surrender all or part of your contract value before the annuitization start date, we may deduct a surrender charge. As described below, a surrender charge applies to each purchase payment you make. The surrender charge lasts for 7 years from our receipt of each purchase payment. (see "Expense Summary"). If you elected the optional purchase payment credit feature, the number of years a surrender charge applies to each purchase payment is extended to 9 years, but all other surrender provisions described in this section apply. There is an extra charge for this feature. (See "Optional Features - Purchase Payment Credit Feature.") If you elected the 4-year surrender charge option, the number of years a surrender charge applies to each purchase payment is reduced to 4 years, but all other surrender provisions described in this section apply. There is an extra charge for this feature. (See "Optional Features - 4-Year Surrender Charge Option.")

The surrender charge percentages that apply to you are shown in your contract.

If you are buying a new contract as an inherited IRA, please consider carefully your surrender charge selection. Surrender charges for an inherited IRA are only waived for life time RMD amounts, not for a 5 year distribution.

You may surrender an amount during any contract year without a surrender charge. We call this amount the total free amount (FA). The FA varies depending on whether your contract includes the SecureSource Stages 2 rider:

CONTRACT WITHOUT SECURESOURCE STAGES 2 RIDER

The FA is the greater of:

- 10% of the contract value on the prior contract anniversary, less any prior surrenders taken in the current contract year; or

-    current contract earnings.

During the first contract year, the FA is the greater of:

- 10% of all purchase payments and any purchase payment credits applied prior to your surrender request, less any amounts surrendered prior to your surrender request that represent the FA; or

-    current contract earnings.

CONTRACT WITH SECURESOURCE STAGES 2 RIDER

The FA is the greatest of:

- 10% of the contract value on the prior contract anniversary, less any prior surrenders taken in the current contract year;

-    current contract earnings; or

- the Remaining Annual Lifetime Payment (this amount will be zero during the waiting period).

During the first contract year, the FA is the greatest of:

- 10% of all purchase payments and any purchase payment credits applied prior to your surrender request, less any amounts surrendered prior to your surrender request that represent the FA; or

-    current contract earnings; or

-    the Remaining Annual Lifetime Payment.

Amounts surrendered in excess of the FA may be subject to a surrender charge as described below.

A surrender charge will apply if the amount you surrender includes any of your prior purchase payments that are still within their surrender charge schedule. To determine whether your surrender includes any of your prior purchase payments that are still within their surrender charge schedule, we surrender amounts from your contract in the following order:

1. First, we surrender the FA. Contract earnings are surrendered first, followed by purchase payments. We do not assess a surrender charge on the FA. We surrender payments that are considered part of the FA on a first-in, first-out (FIFO) basis.

2. Next, we surrender purchase payments received that are beyond the surrender charge period shown in your contract. We surrender these payments on a FIFO basis. We do not assess a surrender charge on these payments.

3. Finally, we surrender any additional purchase payments received that are still within the surrender charge period shown in your contract. We surrender these payments on a FIFO basis. We do assess a surrender charge on these payments.

The amount of purchase payments surrendered is calculated using a prorated formula based on the percentage of contract value being surrendered. As a result, the amount of purchase payments surrendered may be greater than the amount of contract value surrendered.

We determine your surrender charge by multiplying each of your payments surrendered which could be subject to a surrender charge by the applicable surrender charge percentage (see "Expense Summary"), and then adding the total surrender charges.

For a partial surrender, we will determine the amount of contract value that needs to be surrendered, which after any surrender charge and any positive or negative market value adjustment, will equal the amount you request.

EXAMPLE: Each time you make a purchase payment under the contract, a surrender charge schedule attaches to that purchase payment. The surrender charge percentage for each purchase payment declines according to the surrender charge schedule shown in your contract. (THE SURRENDER CHARGE PERCENTAGES FOR THE 7-YEAR, 9-YEAR AND 4-YEAR SURRENDER CHARGE SCHEDULE ARE SHOWN IN A TABLE IN THE "EXPENSE SUMMARY".) For example, if your contract has the 7-Year surrender charge schedule, during the first two years after a purchase payment is made, the surrender charge percentage attached to that payment is 8%. The surrender charge percentage for that payment during the seventh year after it is made is 3%. At the beginning of the eighth year after that purchase payment is made, and thereafter, there is no longer a surrender charge as to that payment.

For an example, see Appendix B.

WAIVER OF SURRENDER CHARGES

We do not assess surrender charges for:

-    surrenders each year that represent the total free amount for that year;

- required minimum distributions from a qualified annuity to the extent that they exceed the free amount. The amount on which surrender charges are waived can be no greater than the RMD amount calculated under your specific contract currently in force. Surrender charges for an inherited IRA are only waived for life time RMD amounts, not for a 5 year distribution.;

- amounts applied to an annuity payment plan (EXCEPTION: As described below, if you select annuity payout Plan E, and choose later to surrender the value of your remaining annuity payments, we will assess a surrender charge.)

- surrenders made as a result of one of the "Contingent events" described below to the extent permitted by state law (see your contract for additional conditions and restrictions). Waiver of surrender charges for Contingent events will not apply to Tax Free Exchanges, rollovers and transfers to another annuity contract;

-    amounts we refund to you during the free look period;* and

-    death benefits.

* However, we will reverse any purchase payment credits. (See "Optional Features -- Purchase Payment Credit Feature.")

CONTINGENT EVENTS

- Surrenders you make if you are confined to a hospital or nursing home and have been for the prior 60 days or confinement began within 30 days following a 60 day confinement period. Such confinement must begin after the contract issue date. You will be eligible for this provision when you are under age 76 at contract issue. You must provide us with a letter containing proof satisfactory to us of the confinement as of the date you request the surrender. We must receive your surrender request no later than 91 days after your release from the hospital or nursing home. The amount surrendered must be paid directly to you.

- Surrenders you make if you are disabled with a medical condition and are diagnosed in the second or later contract years with reasonable medical certainty that the disability will result in death within 12 months or less from the date of the diagnosis. You must provide us with a licensed physician's statement containing the terminal illness diagnosis, the expected date of death and the date the terminal illness was initially diagnosed. The amount surrendered must be paid directly to you.

SURRENDER CHARGE UNDER ANNUITY PAYOUT PLAN E -- PAYOUTS FOR A SPECIFIED PERIOD:
If you are receiving variable annuity payments under this annuity payout plan, you can choose to take a surrender. The amount that you can surrender is the present value of any remaining variable payouts. The discount rate we use in the calculation will be 5.17% for the assumed investment return of 3.5% and 6.67% for the assumed investment return of 5.0%. The surrender charge equals the present value of the remaining payouts using the assumed investment return minus the present value of the remaining payouts using the discount rate. (See "Charges -- Surrender Charge" and "The Annuity Payout Period -- Annuity Payout Plans.")

PURCHASE PAYMENT CREDIT RECAPTURE: If you select the purchase payment credit feature, all or a portion of purchase payment credits are subject to recapture during the purchase payment credit recapture period, which currently is nine contract years. Purchase payments credits will be recaptured for full surrenders, certain partial surrenders and on the annuitization start date. For more information about the purchase payment credit recapture percentage amounts and calculation, please see "Optional Features - Purchase Payment Credit Feature
- Recapture of purchase payment credits and Reversal of purchase payment credits".

POSSIBLE GROUP REDUCTIONS: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and surrender charges. However, we expect this to occur infrequently.

FUND FEES AND EXPENSES

There are deductions from and expenses paid out of the assets of the funds that are described in the prospectuses for those funds. (See "Annual Operating Expenses of the Funds.")

PREMIUM TAXES

Certain state and local governments impose premium taxes on us (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was issued. Currently, we deduct any applicable premium tax on the annuitization start date, but we reserve the right to deduct this tax at other times such as when you make purchase payments or when you make a full surrender from your contract.

OPTIONAL LIVING BENEFIT CHARGES

SECURESOURCE STAGES 2 RIDER FEE

We deduct an annual charge for this optional feature only if you select it as follows:

-    SecureSource Stages 2--Single Life rider, 0.95%

-    SecureSource Stages 2--Joint Life rider, 1.15%

The charge is based on the greater of the benefit base (BB) or the anniversary contract value, but not more than the maximum BB of $10,000,000.

We deduct the charge from your contract value on your contract anniversary. We prorate this charge among all accounts and subaccounts in the same proportion as your interest in each bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

Once you elect the SecureSource Stages 2 rider, you may not cancel it (except as described below), and the charge will continue to be deducted until the contract or rider is terminated or until the contract value reduces to zero. If the contract or rider is terminated for any reason, we will deduct the charge, adjusted for the number of calendar days coverage was in place since we last deducted the charge.

Currently the SecureSource Stages 2 rider fee does not vary with the PN program investment option selected; however, we reserve the right to vary the rider fee for each investment option. The SecureSource Stages 2--Single Life rider fee will not exceed a maximum of 1.75%. The SecureSource Stages 2--Joint Life rider fee will not exceed a maximum of 2.25%.

The following describes how your annual rider fee may increase:

1. We may increase the annual rider fee at our discretion and on a nondiscriminatory basis. Your annual rider fee will increase if we declare an increase to the fee with written notice 30 days in advance except as described below. The new fee will be in effect on the date we declare in the written notice.

          (A) You can decline this increase and therefore all future fee increases if we receive your written request prior to the date of the fee increase, in which case you permanently relinquish:

                    (i) all future annual step-ups, and for the Joint Life rider, spousal continuation step-ups,

                    (ii) any ability to make additional purchase payments,

                    (iii) any future rider credits, and the credit base (CB)
                         will be permanently reset to zero,

                    (iv) any increase to the lifetime payment percentage due to changing age bands on subsequent birthdays and rider anniversaries, and

                    (v) the ability to change your investment option to one that is more aggressive than your current investment option. Any change to a less aggressive investment option will further limit the investment options available to the then current and less aggressive investment options.

          (B) You can terminate this rider if your annual rider fee after any increase is more than 0.25 percentage points higher that your fee before the increase and if we receive your written request to terminate the rider prior to the date of the fee increase.

2. Your annual rider fee may increase if you elect to change to a more aggressive PN program investment option than your current investment option and if the new investment option has a higher current annual rider fee. The annual rider fees associated with the available investment option may change at our discretion, however these changes will not apply to this rider unless you change your current investment option to a more aggressive one. The new fee will be in effect on the valuation date we receive your written request to change your investment option. You cannot decline this type of fee increase. To avoid it, you must stay in the same investment option or move to a less aggressive one. Also, this type of fee increase does not allow you to terminate the rider.

If your rider fee increases, on the next contract anniversary, we will calculate an average rider fee, for the preceding contract year only, that reflects the various different fees that were in effect that year, adjusted for the number of calendar days each fee was in effect.

The fee does not apply after the annuitization start date.

ACCUMULATION PROTECTOR BENEFIT RIDER FEE

We deduct an annual charge of 1.50% of the greater of your contract value or the minimum contract accumulation value on your contract anniversary for this optional benefit only if you select it. We deduct the charge from the contract value on the contract anniversary. We prorate this fee among all accounts and the subaccounts in the same proportion as your interest in each bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

Once you elect the Accumulation Protector Benefit rider, you may not cancel it and the charge will continue to be deducted until the end of the waiting period. If the contract is terminated for any reason or on the annuitization start date, we will deduct the charge from the proceeds payable adjusted for the number of calendar days coverage was in place since we last deducted the charge.

Currently, the Accumulation Protector Benefit rider charge does not vary with the PN program investment option selected; however, we reserve the right to increase this fee and/or vary the rider fee for each PN program investment option. The Accumulation Protector Benefit rider fee will not exceed a maximum of 1.75%.

We will not change the Accumulation Protector Benefit rider fee after the rider effective date unless:

(a) you choose the annual elective step up or elective spousal continuation step up after we have exercised our rights to increase the rider fee; or

(b) you change your PN program investment option after we have exercised our rights to increase the rider fee; or vary the rider fee for each PN program investment option.

If you choose the elective step up, the elective spousal continuation step up or change your PN program investment option after we have exercised our rights to increase the rider fee as described above, you will pay the fee that is in effect on the valuation date we receive your written request to step up or change your PN program investment option. On the next contract anniversary, we will calculate an average rider fee, for the preceding contract year only, that reflects the various different fees that were in effect that year, adjusted for the number of calendar days each fee was in effect.

The fee does not apply after the annuitization start date.

OPTIONAL DEATH BENEFIT CHARGES

BENEFIT PROTECTOR DEATH BENEFIT RIDER FEE

We deduct a charge for the optional feature only if you select it. If selected, we deduct 0.25% of your contract value on your contract anniversary. We prorate this fee among all accounts and subaccounts in the same proportion your interest in each account bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

On the annuitization start date and if the contract is terminated for any reason except your election to terminate the rider during the 30 day window after certain anniversaries, we will deduct the fee from the contract value adjusted for the number of calendar days coverage was in place during the contract year. We cannot increase this annual charge after the rider effective date.

BENEFIT PROTECTOR PLUS DEATH BENEFIT RIDER FEE

We deduct a charge for the optional feature only if you select it. If selected, we deduct 0.40% of your contract value on your contract anniversary. We prorate this fee among all accounts and subaccounts in the same proportion your interest in each account bears to your total contract value. We will modify this prorated approach to comply with state regulations where necessary.

On the annuitization start date and if the contract is terminated for any reason except your election to terminate the rider during the 30 day window after certain anniversaries, we will deduct the fee from the contract value adjusted for the number of calendar days coverage was in place during the contract year.

We cannot increase this annual charge after the rider effective date.

VALUING YOUR INVESTMENT

We value your accounts as follows:

GPAS

We value the amounts you allocate to the GPAs directly in dollars. The value of the GPAs equals:

- the sum of your purchase payments and transfer amounts allocated to the GPAs;

-    plus interest credited;

- minus the sum of amounts surrendered (including any applicable surrender charges) and amounts transferred out;

-    minus any prorated portion of the contract administrative charge; and

- minus the prorated portion of the fee for any of the following optional benefits you have selected:

     -    SecureSource Stages 2 rider;

     -    Accumulation Protector Benefit rider;

     -    Benefit Protector rider; or

     -    Benefit Protector Plus rider.

THE FIXED ACCOUNT

We value the amounts you allocate to the fixed account directly in dollars. The value of the fixed account equals:

- the sum of your purchase payments allocated to the regular fixed account and the Special DCA fixed account, and transfer amounts to the regular fixed account (including any positive or negative MVA on amounts transferred from the GPAs);

-    plus interest credited;

- minus the sum of amounts surrendered (including any applicable surrender charges) and amounts transferred out;

-    minus any prorated portion of the contract administrative charge; and

- minus the prorated portion of the fee for any of the following optional benefits you have selected:

     -    SecureSource Stages 2 rider;

     -    Accumulation Protector Benefit rider;

     -    Benefit Protector rider; or

     -    Benefit Protector Plus rider.

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts or we apply any purchase payment credits, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial surrender; transfer amounts out of a subaccount; or we assess a contract administrative charge, a surrender charge, or fee for any optional contract riders with annual charges (if applicable).

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.

Here is how we calculate accumulation unit values:

NUMBER OF UNITS: To calculate the number of accumulation units for a particular subaccount, we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: The current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

WE DETERMINE THE NET INVESTMENT FACTOR BY:

- adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

-    dividing that sum by the previous adjusted net asset value per share; and

- subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: Accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

-    additional purchase payments you allocate to the subaccounts;

-    any purchase payment credits allocated to the subaccounts;

- transfers into or out of the subaccounts (including any positive or negative MVA on amounts transferred from the GPAs);

-    partial surrenders;

- deduction of surrender charges and purchase payment credit recapture amounts;

and the deduction of a prorated portion of:

-    the contract administrative charge; and

-    the fee for any of the following optional benefits you have selected:

     -    SecureSource Stages 2 rider;

     -    Accumulation Protector Benefit rider;

     -    Benefit Protector rider; or

     -    Benefit Protector Plus rider.

Accumulation unit values will fluctuate due to:

-    changes in fund net asset value;

-    fund dividends distributed to the subaccounts;

-    fund capital gains or losses;

-    fund operating expenses; and

- mortality and expense risk fee and the variable account administrative charge.

MAKING THE MOST OF YOUR CONTRACT

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the regular fixed account to one or more subaccounts. You may not set up an automated transfer to or from the GPAs or set up an automated transfer to the regular fixed account. You can also obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments.

There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                             NUMBER
BY INVESTING AN EQUAL NUMBER                      AMOUNT    ACCUMULATION   OF UNITS
OF DOLLARS EACH MONTH...                 MONTH   INVESTED    UNIT VALUE    PURCHASED
----------------------------             -----   --------   ------------   ---------
                                         Jan       $100          $20          5.00
you automatically buy                    Feb        100           18          5.56
more units when the                      Mar        100           17          5.88
per unit market price is low   (ARROW)   Apr        100           15          6.67
                                         May        100           16          6.25
                                         Jun        100           18          5.56
and fewer units                          Jul        100           17          5.88
when the per unit              (ARROW)   Aug        100           19          5.26
market price is high                     Sept       100           21          4.76
                                         Oct        100           20          5.00

You paid an average price of $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your investment professional.

Dollar-cost averaging as described in this section is not available when the PN program is in effect. However, subject to certain restrictions, dollar-cost averaging is available through the Special DCA fixed account. See the "Special DCA Fixed Account" and "Portfolio Navigator Program" sections in this prospectus for details.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. There is no charge for asset rebalancing. The contract value must be at least $2,000.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your investment professional.

Different rules apply to asset rebalancing under the PN program (see "Portfolio Navigator Program" below).

As long as you are not participating in the PN program, asset rebalancing is available for use with the Special DCA fixed account (see "Special DCA Fixed Account") only if your subaccount allocation for asset rebalancing is exactly the same as your subaccount allocation for transfers from the Special DCA fixed account. If you change your subaccount allocations under the asset rebalancing program or the Special DCA fixed account, we will automatically change the subaccount allocations so they match. If you do not wish to have the subaccount allocation be the same for the asset rebalancing program and the Special DCA fixed account, you must terminate the asset rebalancing program or the Special DCA fixed account, as you may choose.

PORTFOLIO NAVIGATOR PROGRAM (PN PROGRAM)

The PN program is available for nonqualified annuities and for qualified annuities. The PN program currently allows you to allocate your contract value to one of five investment options, each of which is a fund of funds each of which has a particular investment objective and invests in underlying funds.

You are required to participate in the PN program if your contract includes optional living benefit riders. If your contract does not include one of these riders, you also may choose to allocate your contract value to the funds of funds without participating in the PN program. You should review any PN program information, including the terms of the PN program, carefully. Your investment professional can provide you with additional information and can answer questions you may have on the PN program.

Each of the PN program fund of funds investment options has the investment objective of seeking a high level of total return consistent with a certain level of risk by investing in various underlying funds. Columbia Management Investment Advisers is the investment adviser of each of the PN program funds of funds. Morningstar Associates, LLC serves as an independent consultant to Columbia Management Investment Advisers to provide recommendations regarding portfolio construction and ongoing analysis of the funds of funds investment options. Columbia Management Investment Advisers or an affiliate will serve as investment adviser for all of the underlying funds in which the investment options invest. However, some of the underlying funds will be managed on a day-to-day basis directly by Columbia Management Investment Advisers and some will be managed by one or more affiliated or unaffiliated sub-advisers, subject to the oversight of Columbia Management Investment Advisers and the fund's board of trustees. The funds of funds have objectives ranging from Conservative to Aggressive, and are managed within asset class allocation targets and with a broad multi-manager approach.

Below are the asset allocation weights (between equity and fixed income/cash underlying funds) for each of the funds of funds:

1.   Variable Portfolio -- Aggressive Portfolio: 80% Equity / 20% Fixed Income

2. Variable Portfolio -- Moderately Aggressive Portfolio: 65% Equity /35% Fixed Income

3.   Variable Portfolio -- Moderate Portfolio: 50% Equity / 50% Fixed Income

4. Variable Portfolio -- Moderately Conservative Portfolio: 35% Equity /65% Fixed Income

5.   Variable Portfolio -- Conservative Portfolio: 20% Equity /80% Fixed Income

POTENTIAL CONFLICTS OF INTEREST. In identifying the universe of investment options and providing investment advisory services for the PN program investment options, Columbia Management Investment Advisers is, together with its affiliates, including us, subject to competing interests that may influence its decisions. These competing interests involve compensation that Columbia Management Investment Advisers or its affiliates may receive as the investment adviser to the RiverSource Variable Series Trust funds and certain allocation options as well as compensation we or an affiliates of ours may receive for providing services in connection with the RiverSource Variable Series Trust funds and certain allocation options. These competing interests also involve compensation we or an affiliate of ours may receive if certain funds that Columbia Management Investment advisers does not advise are included in the investment options.

Columbia Management Investment Advisers, in its capacity as investment adviser to the RiverSource Variable Series Trust funds, monitors the performance of the RiverSource Variable Series Trust funds. In this role Columbia Management Investment Advisers may, from time to time, recommend certain changes to the board of directors of the RiverSource Variable Series Trust funds. These changes may include but not be limited to a change in portfolio management or fund strategy or the closure or merger of a RiverSource Variable Series Trust fund. Columbia Management Investment Advisers also may believe that certain RiverSource Variable Series Trust funds may benefit from additional assets or could be harmed by redemptions.

Some officers and employees of Columbia Management Investment Advisers are also officers or employees of us or our affiliates which may be involved in, and/or benefit from, your participation in the PN program. These officers and employees may have an incentive to make recommendations, or take actions, that benefit one or more of the entities they represent, rather than participants in the PN program.

PARTICIPATING IN THE PN PROGRAM. If you are required to participate in the PN program (or if you choose any of the funds of funds without participating in the PN program), you are responsible for determining which investment option is best for you or whether to remain in a fund of funds. Your investment professional can help you make this determination, although his or her assistance is not offered in connection with an investment advisory agreement specific to the PN program. In addition, your investment professional may provide you with an investor questionnaire, a tool to help define your investing style which is based on factors such as your investment goals, your tolerance for risk and how long you intend to invest. While the scoring of the investor questionnaire is objective, there is no guarantee that your responses to the investor questionnaire accurately reflect your tolerance for risk. Similarly, there is no guarantee that the fund of funds (you select or selected after completing the investor questionnaire is appropriate to your ability to withstand investment risk. RiverSource Life is not responsible for your selection of a specific investment option, or your decision to change to a different investment option.

Currently, there are five PN program investment options, ranging from conservative to aggressive. You may not use more than one investment option at a time. Each investment option is a fund of funds.

If you initially allocate qualifying purchase payments to the Special DCA fixed account, when available (see "The Special DCA Fixed Account"), and you are participating in the PN program, we will make monthly transfers in accordance with your instructions from the Special DCA fixed account, into the investment option you have chosen.

Under the PN program, you may request a change to your investment option up to twice per contract year by written request on an authorized form or by another method agreed to by us. If you make such a change, we may charge you a higher fee for your SecureSource Stages 2 or Accumulation Protector Benefit rider.( See Charges - Optional Living Benefit Charges"). If your contract includes a SecureSource Stages 2 rider or Accumulation Protector Benefit rider, we reserve the right to limit the number of investment options from which you can select, subject to state restrictions.

We reserve the right to change the terms and conditions of the PN program upon written notice to you. This includes but is not limited to the right to:

- limit your choice of investment options based on the amount of your initial purchase payment we accept or when you take a surrender;

-    cancel required participation in the program after 30 days written notice;
     and

- discontinue the PN program. We will give you 30 days' written notice of any such change.

- RISKS. Asset allocation through the PN program does not guarantee that your contract will increase in value nor will it protect against a decline in value if market prices fall. By investing in the PN program investment option, you may be able to reduce the volatility in your contract value, but there is no guarantee that this will happen. For additional information about the risks of investing in a PN program fund of funds, see the prospectus for such fund of funds.

PN PROGRAM UNDER THE ACCUMULATION PROTECTOR BENEFIT RIDER OR SECURESOURCE STAGES 2 RIDER

If you purchase one of the optional living benefit riders you are required to participate in the PN program (as it now exists or as we may modify it in the future) under the terms of each rider.

- ACCUMULATION PROTECTOR BENEFIT RIDER: You cannot terminate the Accumulation Protector Benefit rider. As long as the Accumulation Protector Benefit rider is in effect, your contract value must be invested in one of the investment options. You cannot select the aggressive investment option as your investment option, or transfer to the aggressive investment option while the rider is in effect. The Accumulation Protector Benefit rider automatically ends at the end of the waiting period and you then have the option to cancel your participation in the PN program. At all other times, if you do not want to invest in any of the PN program investment options, you must terminate your contract by requesting a full surrender. Surrender charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE ACCUMULATION PROTECTOR BENEFIT RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM UNTIL THE END OF THE WAITING PERIOD.

- SECURESOURCE STAGES 2 RIDER: The rider requires that your contract value be invested in one of the investment options for the life of the contract. Subject to state restrictions, we reserve the right to limit the number of investment options from which you can select based on the dollar amount of purchase payments you make. There is no minimum number of investment options that must be offered in connection with the SecureSource Stages 2 rider. Currently the limitation is five, each a fund of funds, from which you may select one. Because you cannot terminate the SecureSource Stages 2 rider once you have selected it, you must terminate your contract by requesting a full surrender if you do not want to invest in any of the PN program investment options. Surrender charges and tax penalties may apply. THEREFORE, YOU SHOULD NOT SELECT THE SECURESOURCE STAGES 2 RIDER IF YOU DO NOT INTEND TO CONTINUE PARTICIPATING IN THE PN PROGRAM FOR THE LIFE OF THE CONTRACT.

TRANSFERRING AMONG ACCOUNTS

The transfer rights discussed in this section do not apply while the PN program is in effect.

You may transfer contract value from any one subaccount, GPAs, the regular fixed account and the Special DCA fixed account to another subaccount before the annuitization start date. Certain restrictions apply to transfers involving the GPAs and the regular fixed account. You may not transfer contract value to the Special DCA fixed account. You may not transfer contract value from the Special DCA fixed account except as part of automated monthly transfers.

The date your request to transfer will be processed depends on when we receive it:

- If we receive your transfer request at our corporate office in good order before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request.

- If we receive your transfer request at our corporate office in good order at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.

There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments. Transfers out of the GPAs will be subject to an MVA if done more than 30 days before the end of the guarantee period, unless an exception applies.

We may suspend or modify transfer privileges at any time.

For information on transfers after annuity payouts begin, see "Transfer policies" below.

TRANSFER POLICIES

- Before the annuitization start date, you may transfer contract values between the subaccounts, or from the subaccounts to the GPAs, if available and the regular fixed account, if available at any time. However, if you made a transfer from the regular fixed account to the subaccounts or the GPAs, took a partial surrender from the fixed account or terminated automated transfers from the Special DCA fixed account, you may not make a transfer from any subaccount or GPA to the regular fixed account for six months following that transfer, partial surrender or termination.

- You may transfer contract values from the regular fixed account to the subaccounts or the GPAs once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). Transfers from the regular fixed account are not subject to an MVA. You may transfer the entire contract value to the regular fixed account, if available. Subject to state restrictions, we reserve the right to limit transfers to the regular fixed account at any time on a non-discriminatory basis with notification. Transfers out of the regular fixed account, including automated transfers, are limited to 30% of regular fixed account value at the beginning of the contract year(1) or $10,000, whichever is greater. Subject to state restrictions, we reserve the right to change the percentage allowed to be transferred from the regular fixed account at any time on a non-discriminatory basis with notification.

- You may transfer contract values from a GPA any time after 60 days of transfer or payment allocation to the account. Transfers made more than 30 days before the end of the guarantee period will receive an MVA, which may result in a gain or loss of contract value, unless an exception applies (see "The Guarantee Period Accounts (GPAs) -- Market Value Adjustment
     (MVA)").

- You may not transfer contract values from the subaccounts, the GPAs or the regular fixed account into the Special DCA fixed account. However, you may transfer contract values as automated monthly transfers from the Special DCA fixed account to the subaccounts or the PN program investment option in effect. (See "Special DCA Fixed Account.")

- After the annuitization start date, you may not make transfers to or from the GPAs or the fixed account, but you may make transfers once per contract year among the subaccounts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest. On the annuitization start date, you must transfer all contract value out of your GPAs and Special DCA fixed account.

(1) All purchase payments received into the regular fixed account prior to your transfer request are considered your beginning of contract year value during the first contract year.

MARKET TIMING

Market timing can reduce the value of your investment in the contract. If market timing causes the returns of an underlying fund to suffer, contract value you have allocated to a subaccount that invests in that underlying fund will be lower too. Market timing can cause you, any joint owner of the contract and your beneficiary(ies) under the contract a financial loss.

Funds available as investment options under the contract that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Also, the risks of market timing may be greater for underlying funds that invest in securities such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT BUY A CONTRACT IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CONTRACT. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CONTRACT, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

- diluting the value of an investment in an underlying fund in which a subaccount invests;

- increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and,

- preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CONTRACT VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of an asset allocation, dollar-cost averaging and asset rebalancing program that may be described in this prospectus. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a contract owner who makes more than three subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your contract and the terms of your contract. These restrictions or modifications may include, but not be limited to:

-    requiring transfer requests to be submitted only by first-class U.S. mail;

- not accepting hand-delivered transfer requests or requests made by overnight mail;

-    not accepting telephone or electronic transfer requests;

-    requiring a minimum time period between each transfer;

-    not accepting transfer requests of an agent acting under power of attorney;

-    limiting the dollar amount that you may transfer at any one time;

-    suspending the transfer privilege; or

- modifying instructions under an automated transfer program to exclude a restricted fund if you do not provide new instructions.

Subject to applicable state law and the terms of each contract, we will apply the policy described above to all contract owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying funds and may result in lower contract values.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE AND EXCHANGE OF FUND SHARES. THIS ASSISTANCE MAY INCLUDE, BUT NOT BE LIMITED TO, PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER, TAXPAYER IDENTIFICATION NUMBER OR OTHER UNITED STATES GOVERNMENT-ISSUED IDENTIFIER, AND THE DETAILS OF YOUR CONTRACT TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CONTRACT VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CONTRACT IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

- Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

- Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the contract, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund may require us to reject your transfer request. For example, while we disregard transfers permitted under any asset allocation, dollar-cost averaging and asset rebalancing programs that may be described in this prospectus, we cannot guarantee that an underlying fund's market timing policies and procedures will do so. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

- Each underlying fund is responsible for its own market timing policies, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

- Funds that are available as investment options under the contract may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, THE RISKS THAT MARKET TIMING POSE TO THAT FUND, AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.

HOW TO REQUEST A TRANSFER OR SURRENDER

1 BY LETTER

Send your name, contract number, Social Security Number or Taxpayer Identification Number* and signed request for a transfer or surrender to our corporate office:

RIVERSOURCE LIFE INSURANCE COMPANY
829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

MINIMUM AMOUNT

Transfers or surrenders: $250 or entire account balance**

MAXIMUM AMOUNT

Transfers or surrenders: Contract value or entire account balance

* Failure to provide a Social Security Number or Taxpayer Identification Number may result in mandatory tax withholding on the taxable portion of the distribution.

**   The contract value after a partial surrender must be at least $500.

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL SURRENDERS

Your investment professional can help you set up automated transfers among your subaccounts, regular fixed account, if available or GPAs, if available or automated partial surrenders from the GPAs, regular fixed account, Special DCA fixed account or the subaccounts.

You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

- Automated transfers from the regular fixed account are limited to 30% of the regular fixed account values at the beginning of the contract year or $10,000, whichever is greater.

- Automated surrenders may be restricted by applicable law under some contracts.

- You may not make additional purchase payments if automated partial surrenders are in effect.

- If the PN program is in effect, you are not allowed to set up automated transfers except in connection with a Special DCA fixed account (see "Special DCA Fixed Account" and "Making the Most of Your Contract -- Portfolio Navigator Program").

- Automated partial surrenders may result in IRS taxes and penalties on all or part of the amount surrendered.

- If you have SecureSource stages 2 rider, you may set up automated partial surrenders up to the lifetime benefit amount available for withdrawal under the rider.

MINIMUM AMOUNT

Transfers or surrenders: $50

3 BY PHONE

Call:
(800) 333-3437

MINIMUM AMOUNT

Transfers or surrenders: $250 or entire account balance

MAXIMUM AMOUNT

Transfers:               Contract value or entire account balance

Surrenders:              $100,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or surrender requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and recording calls. We will not allow telephone surrender within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and surrenders are automatically available. You may request that telephone transfers and surrenders not be authorized from your account by writing to us.

SURRENDERS

You may surrender all or part of your contract at any time before the annuitization start date by sending us a written request or calling us. If we receive your surrender request in good order at our corporate office before the close of business, we will process your surrender using the accumulation unit value we calculate on the valuation date we received your surrender request. If we receive your surrender request at our corporate office at or after the close of business, we will process your surrender using the accumulation unit value we calculate on the next valuation date after we received your surrender request. We may ask you to return the contract. You may have to pay contract administrative charges, surrender charges and any applicable optional rider charges (see "Charges"), IRS taxes and penalties (see "Taxes"). In addition, purchase payment credits may be recaptured. You cannot make surrenders after the annuitization start date except under Annuity Payout Plan E. (See "The Annuity Payout Period -- Annuity Payout Plans.")

Any partial surrender you take under the contract will reduce your contract value. As a result, the value of your death benefit or any optional benefits you have elected will also be reduced. If you have elected SecureSource Stages 2 rider and your partial surrenders in any contract year exceed the permitted surrender amount under the terms of the rider, your benefits under the rider will be reduced (see "Optional Benefits"). The first partial surrender request during the 1-year waiting period and any partial surrender request that exceeds the amount allowed under the rider(s) and impacts the guarantees provided, will not be considered in good order until we receive a signed Benefit Impact Acknowledgement form showing the projected effect of the surrender on the rider benefits or a verbal acknowledgement that you understand and accept the impacts that have been explained to you. If you have elected the purchase payment credit feature and you take a partial surrender, except for payments or portion of the payments that have a waiver of surrender charges, your purchase payment credits will be subject to purchase payment credit recapture, (see "Optional Features - Purchase Payment Credit Feature.")

In addition, surrenders you are required to take to satisfy RMDs under the Code may reduce the value of certain death benefits and optional benefits (see "Taxes -- Qualified Annuities -- Required Minimum Distributions").

SURRENDER POLICIES

If you have a balance in more than one account and you request a partial surrender, we will automatically surrender from all your subaccounts, GPAs, the Special DCA fixed account and/or the regular fixed account in the same proportion as your value in each account correlates to your total contract value, unless requested otherwise(1). The minimum contract value after partial surrender is $500.

(1) If you elected one of the SecureSource Stages 2 or Accumulation Protector Benefit rider, you do not have the option to request from which account to surrender.

RECEIVING PAYMENT

By regular or express mail:

-    payable to you;

-    mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request in good order. However, we may postpone the payment if:

     - the surrender amount includes a purchase payment check that has not cleared;

     -    the NYSE is closed, except for normal holiday and weekend closings;

     -    trading on the NYSE is restricted, according to SEC rules;

     - an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

     - the SEC permits us to delay payment for the protection of security holders.

TSA -- SPECIAL PROVISIONS

PARTICIPANTS IN TAX-SHELTERED ANNUITIES

If the contract is intended to be used in connection with an employer sponsored 403(b) plan, additional rules relating to this contract can be found in the annuity endorsement for tax sheltered 403(b) annuities. Unless we have made special arrangements with your employer, the contract is not intended for use in connection with an employer sponsored 403(b) plan that is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In the event that the employer either by affirmative election or inadvertent action causes contributions under a plan that is subject to ERISA to be made to this contract, we will not be responsible for any obligations and requirements under ERISA and the regulations thereunder, unless we have prior written agreement with the employer. You should consult with your employer to determine whether your 403(b) plan is subject to ERISA.

In the event we have a written agreement with your employer to administer the plan pursuant to ERISA, special rules apply as set forth in the TSA endorsement.

The employer must comply with certain nondiscrimination requirements for certain types of contributions under a TSA contract to be excluded from taxable income. You should consult your employer to determine whether the nondiscrimination rules apply to you.

The Code imposes certain restrictions on your right to receive early distributions from a TSA:

- Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

     -    you are at least age 59 1/2;

     -    you are disabled as defined in the Code;

     -    you severed employment with the employer who purchased the contract;

     -    the distribution is because of your death;

     -    the distribution is due to plan termination; or

     -    you are a military reservist.

- If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

- Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes")

- The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.

CHANGING THE ANNUITANT

If you have a nonqualified annuity and are a natural person (excluding a revocable trust), you may change the annuitant or contingent annuitant if the request is made prior to the annuitization start date and while the existing annuitant or contingent annuitant is living. The change will become binding on us when we receive it. If you and the annuitant are not the same person and the annuitant dies before the annuitization start date, the owner becomes the annuitant unless a contingent annuitant has been previously selected. You may not change the annuitant if you have a qualified annuity or there is non-natural or revocable trust ownership.

CHANGING OWNERSHIP

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our corporate office. We will honor any change of ownership request received in good order that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.

Please consider carefully whether or not you wish to change ownership of your annuity contract. If you elected any optional contract riders and any owner was not an owner before the change, all owners (including any prior owner who is still an owner after the ownership change) will be subject to all limitations and/or restrictions of those riders just as if they were purchasing a new contract.

If you have the Benefit Protector Plus rider, the rider will terminate upon transfer of ownership of the annuity contract.

If you have the Benefit Protector rider and if any owner is older than age 75 immediately following the ownership change, the rider will terminate upon change of ownership. If all owners are younger than age 76, the rider continues unless the owner chooses to terminate it during the 30-day window following the effective date of the ownership change. The Benefit Protector death benefit values may be reset (see "Optional Death Benefits - Benefit Protector Death Benefit Rider").

The death benefit may change due to a change of ownership. If any owner is older than age 85 immediately following the ownership change, the MAV Death Benefit, 5% Accumulation Death Benefit and EDB will terminate, the ROPP Death Benefit will be unavailable, and the Contract Value Death Benefit will apply. If any owner is older than age 79 but all owners are younger than age 86, the MAV Death Benefit, the 5% Accumulation Death Benefit, and the EDB will terminate and the ROPP Death Benefit will apply. If all owners are age 79 or younger, the ROPP Death Benefit, MAV Death Benefit, 5% Accumulation Death Benefit or EDB will continue. The ROPP Death Benefit, MAV Death Benefit, 5% Accumulation Death Benefit and EDB values may be reset (see "Benefits in the Case of Death"). If the death benefit that applies to your contract changes due to an ownership change, the mortality and expense risk fee may change as well (see "Charges - Mortality and Expense Risk Fee").

For the SecureSource Stages 2 - Single Life rider, an ownership change that would result in a different covered person will terminate the rider, subject to state restrictions.

The SecureSource Stages 2 -- Joint Life rider, if selected, only allows transfer of the ownership of the annuity contract between covered spouses or their revocable trust(s). If ownership is transferred from a covered spouse to their revocable trust(s), the annuitant must be one of the covered spouses. No other ownership changes are allowed while this rider is in force, subject to state restrictions.

The Accumulation Protector Benefit rider will continue upon change of ownership.

Upon change of ownership, the purchase payment credit feature, if selected, will continue until the end of the purchase payment Credit Period. (See "Optional Features - Purchase Payment Credit Feature")

BENEFITS IN CASE OF DEATH

We will pay the death benefit to your beneficiary upon your death. If a contract has more than one person as the owner, we will pay the benefits upon the first to die of any owner. The basic death benefit available under your contract at contract issue is the ROPP Death Benefit. In addition to the ROPP Death Benefit, we also offer the following optional death benefits at contract issue:

-    MAV Death Benefit;

-    5% Accumulation Death Benefit; or

-    Enhanced Death Benefit.

If it is available in your state and if you are age 79 or younger at contract issue, you can elect any one of the above optional death benefits. If you are age 80 or older at contract issue, the ROPP Death Benefit will apply.

Once you elect a death benefit, you cannot change it; however the death benefit that applies to your contract may change due to an ownership change (see "Changing Ownership") or continuation of the contract by the spouse under the spousal continuation provision.

We show the death benefit that applies to your contract at issue on your contract's data page. The death benefit determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges -- Mortality and Expense Risk Fee.")

We will base the benefit paid on the death benefit coverage in effect on the date of your death.

HERE ARE SOME TERMS THAT ARE USED TO DESCRIBE THE DEATH BENEFITS:

ADJUSTED PARTIAL SURRENDERS
(CALCULATED FOR ROPP AND MAV DEATH BENEFITS) = PS X DB
                                               -------
                                                 CV

PS = the amount by which the contract value is reduced as a result of the partial surrender.

DB = the applicable ROPP value or MAV on the date of (but prior to) the partial surrender

CV = contract value on the date of (but prior to) the partial surrender.

COVERED LIFE CHANGE: is either continuation of the contract by a spouse under the spousal continuation provision, or an ownership change where any owner after the ownership change was not an owner prior to the change.

CONTRACT VALUE DEATH BENEFIT (CV DEATH BENEFIT): is the death benefit available if any owner after an ownership change or spouse who continues the contract under the spousal continuation provision is over age 85 and therefore cannot qualify for the ROPP death benefit. Under this benefit, we will pay the beneficiary the greater of:

     -    the Full Surrender Value, or

     -    the contract value after any rider charges have been deducted.

FULL SURRENDER VALUE: is the contract value immediately prior to the surrender (immediately prior to payment of a death claim for death benefits) less:

-    any surrender charge,

-    pro rata rider charges,

-    the contract charge,

-    any purchase payment credit recapture amounts, and

plus:

-    any positive or negative market value adjustment.

RETURN OF PURCHASE PAYMENTS (ROPP) DEATH BENEFIT

The ROPP Death Benefit is the basic death benefit on the contract that will pay your beneficiaries no less than your purchase payments, plus any purchase payment credit, adjusted for surrenders. If you die before the annuitization start date and while this contract is in force, the death benefit will be the greatest of:

1.   the contract value after any rider charges have been deducted,

2.   the ROPP Value, or

3.   the Full Surrender Value.

ROPP VALUE: is the total purchase payments and any purchase payment credits on the contract issue date. Additional purchase payments and any purchase payment credits will be added to the ROPP value. Adjusted partial surrenders will be subtracted from the ROPP value.

After a covered life change for a spouse who continues the contract and is age 85 or younger, we reset the ROPP value to the contract value on the date of the continuation after any rider charges have been deducted and after any increase to the contract value due to the death benefit that would otherwise have been paid (without regard to the Full Surrender Value). If the spouse who continues the contract is age 86 or older, the ROPP Death Benefit will terminate and he or she will be eligible for the CV death benefit.

After a covered life change other than for the spouse who continues the contract, if the prior owner and all current owners are eligible for the ROPP death benefit we reset the ROPP value on the valuation date we receive your request for the ownership change to the contract value after any rider charges have been deducted, if the contract value is less.

If the prior owner was not eligible for the ROPP but all current owners are eligible, we reset the ROPP value to the contract value after any rider charges have been deducted on the valuation date we receive your request for the ownership change.

IF AVAILABLE IN YOUR STATE AND YOU ARE AGE 79 OR YOUNGER AT CONTRACT ISSUE, YOU MAY SELECT ONE OF THE DEATH BENEFITS DESCRIBED BELOW AT THE TIME YOU PURCHASE YOUR CONTRACT. THE DEATH BENEFITS DO NOT PROVIDE ANY ADDITIONAL BENEFIT BEFORE THE FIRST CONTRACT ANNIVERSARY AND MAY NOT BE APPROPRIATE FOR CERTAIN OLDER ISSUE AGES BECAUSE THE BENEFIT VALUES MAY BE LIMITED AFTER AGE 80. BE SURE TO DISCUSS WITH YOUR INVESTMENT PROFESSIONAL WHETHER OR NOT THESE DEATH BENEFITS ARE APPROPRIATE FOR YOUR SITUATION.

MAXIMUM ANNIVERSARY VALUE (MAV) DEATH BENEFIT

The MAV Death Benefit provides that if you die while the contract is in force and before the annuitization start date, the death benefit will be the greatest of these values:

1.   contract value after any rider charges have been deducted;

2.   the ROPP value as described above;

3.   the MAV; or

4.   the Full Surrender Value as described above.

The MAV equals the ROPP value prior to the first contract anniversary. Every contract anniversary prior to the earlier of your 81st birthday or your death, we compare the MAV to the current contract value and we reset the MAV to the higher amount. The MAV is increased by any additional purchase payments and any purchase payment credits and reduced by adjusted partial surrenders.

After a covered life change for a spouse who is age 79 or younger and continues the contract, we reset the MAV to the contract value on the date of the continuation after any rider charges have been deducted and after any increase to the contract value due to the death benefit that would otherwise have been paid (without regard to the Full Surrender Value). Had the death benefit been paid, the contract and any attached riders would terminate, resulting in rider charges for certain riders being deducted from the death benefit. Under spousal continuation all riders may not terminate, and only rider charges for terminating riders are deducted.

After a covered life change other than for a spouse who continues the contract, if all owners are under age 80, we reset the MAV on the valuation date we receive your request for the ownership change to the lesser of these two values:

(a) the contract value after any rider charges have been deducted, or

(b) the MAV on that date, but prior to the reset.

If your spouse chooses to continue the contract under the spousal continuation provision, the death benefit available for the spouse's beneficiaries depends on the spouse's age. If your spouse was age 79 or younger when the contract was continued, he or she will continue to be eligible for the MAV. If your spouse is over age 79 but younger than age 86 when the contract was continued, he or she will be eligible for the ROPP death benefit. If your spouse is age 86 or older when the contract was continued, he or she will be eligible for the CV death benefit.

5% ACCUMULATION DEATH BENEFIT

The 5% Accumulation Death Benefit provides that if you die while the contract is in force and before the annuitization start date, the death benefit will be the greatest of these values:

1.   contract value after any rider charges have been deducted;

2.   the ROPP value as described above;

3.   the 5% accumulation death benefit floor; or

4.   the Full Surrender Value as described above.

The key terms and provisions of the 5% Accumulation Death Benefit are:

5% ACCUMULATION DEATH BENEFIT FLOOR: is equal to the sum of:

1. the contract value in the Excluded Accounts (currently, regular fixed account and GPAs), if any, and

2.   the variable account floor.

PROTECTED ACCOUNT BASE (PAB) AND EXCLUDED ACCOUNT BASE (EAB): Adjustments to variable account floor require tracking amounts representing purchase payments, not previously surrendered, that are allocated or transferred to the Protected Accounts (currently, subaccounts and the Special DCA fixed account) and Excluded Accounts.

     - PAB equals amounts representing purchase payments and any associated purchase payment credits, not previously surrendered or transferred, that are in the Protected Accounts.

     - EAB equals amounts representing purchase payments and any associated purchase payment credits, not previously surrendered or transferred, that are in the Excluded Accounts.

VARIABLE ACCOUNT FLOOR: Variable account floor is PAB increased on contract anniversaries prior to the earlier of your 81st birthday or your death.

NET TRANSFER: If multiple transfers are made on the same valuation day, they are combined to determine the net amount of contract value being transferred between the Protected Accounts and Excluded Accounts. This net transfer amount is used to adjust the EAB, PAB and variable account floor values.

ESTABLISHMENT OF VARIABLE ACCOUNT FLOOR, PAB AND EAB

On the contract date, 1) variable account floor and PAB are established as your initial purchase payment plus any associated purchase payment credits allocated to the Protected Accounts; and 2) EAB is established as your initial purchase payment and any associated purchase payment credits allocated to the Excluded Accounts.

ADJUSTMENTS TO VARIABLE ACCOUNT FLOOR, PAB AND EAB

Variable account floor, PAB and EAB are adjusted by the following:

1.   When an additional purchase payment is made;

     (A) any payment and any associated purchase payment credits you allocate to the Protected Accounts are added to PAB and to variable account floor, and

     (B) any payment and any associated purchase payment credits you allocate to the excluded accounts are added to EAB.

2. When transfers are made to the Protected Accounts from the Excluded Accounts, we increase PAB and variable account floor, and we reduce EAB.

     The amount we deduct from EAB and add to PAB and to variable account floor is calculated for each net transfer using the following formula:

          A X B
          -----   where:
            C

     A = the amount the contract value in the Excluded Accounts is reduced by the net transfer

     B =  EAB on the date of (but prior to) the transfer

     C = the contract value in the Excluded Accounts on the date of (but prior to) the transfer.

3. When partial surrenders are made from the Excluded Accounts, we reduce EAB by the same amount as calculated above for transfers from the Excluded Accounts, using surrender amounts in place of transfer amounts. Partial surrenders from Excluded Accounts do not increase PAB.

4. When transfers are made to the Excluded Accounts from the Protected Accounts, we reduce PAB and variable account floor, and increase EAB.

     The amounts we deduct from PAB and variable account floor are calculated for each net transfer using the following formula:

          A X B
          -----   where:
            C

     A = the amount the contract value in the Protected Accounts is reduced by the net transfer

     B = the applicable PAB or variable account floor on the date of (but prior to) the transfer

     C = the contract value in the Protected Accounts on the date of (but prior to) the transfer.

     The amount we subtract from PAB is added to EAB.

5. When partial surrenders are made from the Protected Accounts, we reduce PAB and variable account floor by the same amount as calculated above for transfers from the Protected Accounts, using surrender amounts in place of transfer amounts. Partial surrenders from Protected Accounts do not increase EAB.

6. After a covered life change for a spouse who continues the contract, variable account floor and PAB are reset to the contract value in the Protected Accounts on the date of continuation. EAB is reset to the contract value in the Excluded Accounts on the date of continuation. The contract value is after any rider charges have been deducted and after any increase to the contract value due to the death benefit that would otherwise have been paid (without regard to the Full Surrender Value).

7. After a covered life change other than for a spouse who continues the contract, variable account floor, PAB and EAB are reset on the valuation date we receive your written request for the covered life change if all owners are eligible for the 5% Accumulation Death Benefit.

     Variable account floor and PAB are reset to the lesser of A or B where:

          A = the contract value (after any rider charges have been deducted) in the Protected Accounts on that date, and

          B =  Variable account floor on that date (but prior to the reset).

     EAB is reset to the lesser of A or B where:

          A = the contract value (after any rider charges have been deducted) in the Excluded Accounts on that date, and

          B =  EAB on that date (but prior to the reset).

8.   On a contract anniversary when variable account floor is greater than zero:

     (A) On the first contract anniversary, we increase variable account floor by an amount equal to 5%, multiplied by variable account floor as of 60 days after the contract date.

     (B) On each subsequent contract anniversary prior to the earlier of your 81st birthday or your death, we increase variable account floor by 5%, multiplied by the prior contract anniversary's variable account floor.

     (C) Any variable account floor increase on contract anniversaries does not increase PAB or EAB.

For contracts issued in New Jersey and Washington state, the cap on the variable account floor is 200% of PAB.

If your spouse chooses to continue the contract under the spousal continuation provision, the death benefit available for the spouse's beneficiaries depends on the spouse's age. If your spouse was age 79 or younger when the contract was continued, he or she will continue to be eligible for the 5% Accumulation Death Benefit. If your spouse is over age 79 but younger than age 86 when the contract was continued, he or she will be eligible for the ROPP death benefit. If your spouse is age 86 or older when the contract was continued, he or she will be eligible for the CV Death Benefit.

ENHANCED DEATH BENEFIT

The Enhanced Death Benefit provides that if you die while the contract is in force and before the annuitization start date, the death benefit will be the greatest of these values:

1.   contract value after any rider charges have been deducted;

2.   the ROPP value as described above;

3.   the MAV as described above;

4.   the 5% accumulation death benefit floor as described above; or

5.   the Full Surrender Value as described above.

If your spouse chooses to continue the contract under spousal continuation provision, the death benefit available for the spouse's beneficiaries depends on the spouse's age. If your spouse was age 79 or younger when the contract was continued, he or she will continue to be eligible for the Enhanced Death Benefit. If your spouse is over age 79 but younger than age 86 when the contract was continued, he or she will be eligible for the ROPP death benefit. If your spouse is age 86 or older when the contract was continued, he or she will be eligible for the CV Death Benefit.

For an example of how each death benefit is calculated, see Appendix C.

IF YOU DIE BEFORE THE ANNUITIZATION START DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value using the accumulation unit value we calculate on that valuation date. We pay interest, if any, at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES

If your spouse is sole beneficiary and you die before the annuitization start date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid (without regard to the Full Surrender Value). Had the death benefit been paid, the contract and any attached riders would terminate, resulting in rider charges for certain riders being deducted from the death benefit. Under spousal continuation all riders may not terminate, and only rider charges for terminating riders are deducted. To keep the contract as owner your spouse must, on the date our death claim requirements are fulfilled, give us written instructions to do so.

There will be no surrender charges or recapture of purchase payment credits on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract and the values may be reset. (see "Optional Benefits" and "Benefits in the Case of Death"). If the death benefit applicable to the contract changes due to spousal continuation, the mortality and expense risk fee may change as well (see "Charges -- Mortality and Expense Risk Fee").

If your beneficiary is not your spouse, or your spouse does not elect spousal continuation, we will pay the beneficiary in a single sum unless you give us other written instructions. Generally, we must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

-    the beneficiary asks us in writing; and

- payouts begin no later than one year after your death, or other date as permitted by the IRS; and

- the payout period does not extend beyond the beneficiary's life or life expectancy.

QUALIFIED ANNUITIES

- SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his/her own, so long as he or she is eligible to do so, or elect an annuity payout plan or another plan agreed to by us. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70 1/2. If you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of your death.

     Your spouse may elect to assume ownership of the contract with the contract value equal to the death benefit that would otherwise have been paid (without regard to the Full Surrender Value). Had the death benefit been paid, the contract and any attached riders would terminate, resulting in rider charges for certain riders being deducted from the death benefit. Under spousal continuation all riders may not terminate, and only rider charges for terminating riders are deducted. To keep the contract as owner your spouse must, on the date our death claim requirements are fulfilled, give us written instructions to do so. There will be no surrender charges or recapture of purchase payment credits on the contract from that point forward unless additional purchase payments are made. If you elected any optional contract features or riders, your spouse will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract and the values may be reset (see "Optional Benefits", "Optional Death Benefits" and "Benefits in the Case of Death"). If the death benefit applicable to the contract changes due to spousal continuation, the mortality and expense risk fee may change as well (see "Charges -- Mortality and Expense Risk Fee"). If your spouse is the sole beneficiary and elects to treat the contract his/her own as an inherited IRA, the SecureSource Stages rider will terminate.

     If you purchased this contract as an inherited IRA and your spouse is the sole beneficiary, he or she can elect to continue this contract as an inherited IRA. Your spouse must follow the schedule of minimum surrenders established based on your life expectancy.

     If you purchased this contract as an inherited IRA and your spouse is not the sole beneficiary, he or she can elect an alternative payment plan for their share of the death benefit and all optional death benefits and living benefits will terminate. Your spouse must follow the schedule of minimum surrenders established based on your life expectancy.

- NON-SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age 70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your beneficiary does not elect a five year payout or if your death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any payout plan available under this contract if:

     -    the beneficiary asks us in writing; and

     -    payouts begin no later than one year following the year of your death;
          and

     - the payout period does not extend beyond the beneficiary's life or life expectancy.

     If a beneficiary elects an alternative payment plan which is an inherited IRA, all optional death benefits and living benefits will terminate. No additional purchase payments will be accepted. The death benefit payable on the death of the non-spouse beneficiary is the CV death benefit.

     In the event of your beneficiary's death, their beneficiary can elect to take a lump sum payment or to continue the alternative payment plan following the schedule of minimum surrenders established based on the life expectancy of your beneficiary.

- ANNUITY PAYOUT PLAN: If you elect an annuity payout plan which guarantees payouts to a beneficiary after death, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.

OPTIONAL FEATURES
PURCHASE PAYMENT CREDIT FEATURE

This is an optional feature that you can add to your contract, if available in your state, for an additional charge if you are 85 or younger. If elected, the purchase payment credit feature cannot be cancelled. We add a purchase payment credit to your contract for each purchase payment you make during the first nine contract years (the "Purchase Payment Credit Period"). Any purchase payment credit is allocated to your contract value when the applicable purchase payment is applied, according to allocation instructions in effect for your purchase payments.

Each purchase payment credit is a percentage of the applicable purchase payment. The purchase payment credit percentage depends on the contract year in which the payment is received. As shown in the table below, the purchase payment credit percentage is generally declining with lesser percentages for purchase payments received after the second contract year.

Purchase Payment Credit Percentages:

Contract Year         Credit
Payment Received   Percentages
----------------   -----------
 1                    6.00%
 2                    6.00%
 3                    5.00%
 4                    4.00%
 5                    3.00%
 6                    3.00%
 7                    2.00%
 8                    2.00%
 9                    1.00%
10+                   0.00%

During the purchase payment credit Recapture Period, we may recapture and reverse purchase payment credit.

PURCHASE PAYMENT CREDIT RECAPTURE

If you select the purchase payment credit feature and then make a partial or full surrender from your contract or upon annuitization, we may recapture all or a portion of purchase payment credits to reimburse us for all or part of any purchase payment credit that is not fully vested. The number of contract years during which purchase payment credits may be recaptured is the Recapture Period. Currently, the Recapture Period is the first 9 contract years. During the Recapture Period, purchase payments surrendered which are subject to recapture are:

     a. if you take a full or partial surrender, any purchase payments which could be subject to a surrender charge, except for payments or a portion of payments that have a waiver of surrender charges, or

     b. on the annuitization start date, the amount representing purchase payments in your contract value.

We determine the amount of purchase payment credit to be recaptured by multiplying the amount of each purchase payment surrendered which is subject to recapture, by the applicable purchase payment credit recapture percentage, and then totaling the credit recapture amounts. The purchase payment credit recapture percentage depends upon: 1) the contract year that the purchase payment being surrendered was received, and 2) the number of completed years since the purchase payment being surrendered was received. The longer you wait to make surrender from your contract, the smaller the amount of the purchase payment credit we will recapture.

The percentage amounts of the recapture, except in Connecticut and Florida, are as follows:

          Purchase Payment Credit Recapture Percentage Applied to Each
                          Purchase Payment Surrendered

                                   Number of Completed Contract
                             Years from Date of Each Purchase Payment
               -------------------------------------------------------------------
Contract
Year Payment
Received         0      1      2      3      4      5      6      7      8     9+
------------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
1              6.00%  5.75%  5.50%  5.25%  4.75%  4.00%  3.25%  2.50%  1.25%  0.00%
2              6.00%  5.75%  5.25%  4.75%  4.25%  3.50%  2.50%  1.25%  0.00%
3              5.00%  4.75%  4.25%  3.75%  3.00%  2.25%  1.25%  0.00%
4              4.00%  3.75%  3.25%  2.50%  1.75%  1.00%  0.00%
5              3.00%  2.50%  2.25%  1.50%  1.00%  0.00%
6              3.00%  2.50%  1.75%  1.00%  0.00%
7              2.00%  1.50%  1.00%  0.00%
8              2.00%  1.00%  0.00%
9              1.00%  0.00%
10+            0.00%

In Connecticut and Florida, the percentage amounts of the recapture are as follows:

          Purchase Payment Credit Recapture Percentage Applied to Each
                          Purchase Payment Surrendered

                                   Number of Completed Contract
                             Years from Date of Each Purchase Payment
               -------------------------------------------------------------------
Contract
Year Payment
Received         0      1      2      3      4      5      6      7      8     9+
------------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
1              3.25%  3.25%  3.25%  3.25%  3.25%  3.25%  3.25%  2.50%  1.25%  0.00%
2              3.25%  3.25%  3.25%  3.25%  3.25%  3.25%  2.50%  1.25%  0.00%
3              3.25%  3.25%  3.25%  3.25%  3.25%  2.50%  1.25%  0.00%
4              3.25%  3.25%  3.25%  2.50%  1.75%  1.00%  0.00%
5              3.00%  2.50%  2.25%  1.50%  1.00%  0.00%
6              3.00%  2.50%  1.75%  1.00%  0.00%
7              2.00%  1.50%  1.00%  0.00%
8              2.00%  1.00%  0.00%
9              1.00%  0.00%
10+            0.00%

Example:
To be filed by amendment

For a purpose of determining any purchase payment credit recapture amounts, purchase payments are surrendered in a following order:

     1. First, we surrender purchase payments not subject to a recapture on a FIFO basis. We do not recapture purchase payment credits paid into the contract on those payments.

     2. Second, we surrender any additional purchase payments received that may be subject to recapture on a FIFO basis. We do recapture all or portion of purchase payment credits on these payments.

You should carefully consider the consequences of taking a surrender or annuitization that subjects part or all of the credit to recapture. If contract value decreases due to poor market performance, the recapture provisions could decrease the amount of contract value available for surrender. The dollar amount of the credit we recapture will remain the same, but this amount may be a higher percentage of the contract value.

We will NOT recapture purchase payment credits for the following:

     a.   death benefit payments made in the event of the death of the owner; or

     b. a full surrender with waiver of surrender charges due to nursing home confinement, hospitalization or terminal illness; or

     c.   a partial surrender that is not subject to surrender charges; or

     d. surrenders or application of contract value to an annuity payment plan after spousal continuation, if no additional purchase payments are made; or

     e. surrenders or application of contract value to an annuity payment plan after continuation as an inherited IRA or for a beneficiary of a participant in an employer sponsored retirement plan under the Code, if no additional purchase payments are made; or

     f. surrenders or application of contract value to an annuity payment plan after the purchase payment credit Recapture Period.

REVERSAL OF PURCHASE PAYMENT CREDITS: Purchase payment credits will be reversed from the contract value for any purchase payment that is not honored (if, for example, your purchase payment check is returned for insufficient funds).

The amount returned to you under the free look provision also will not include any purchase payment credits applied to your contract.
(See "The Contract in Brief - Free look period").

No purchase payment credits will be reversed for the following:

          - death benefit payments made in the event of the death of the owner; or

          -    after the end of the Purchase Payment Credit Period.

IMPORTANT PURCHASE PAYMENT CREDIT FEATURE CONSIDERATIONS

You should consider whether a purchase payment credit feature is appropriate for you taking into account the following considerations:

     - We may take back or "recapture" all or part of the purchase payment credits for certain situations during the Recapture period

     - Purchase payment credits will be reversed if you return your contract during the contractual free-look period.

     - If the market declines during the period that the purchase payment credits are subject to recapture, the amount subject to recapture could decrease the amount of contract available for surrender. The dollar amount of the credit recaptured will remain the same, but this amount may be higher percentage of the contract value.

     - The cost of the purchase payment credits and the recapture of the credits (in the event of a surrender or annuitization) could exceed any benefit of receiving the purchase payment credits.

     - The allocation of purchase payments to the regular fixed account, Special DCA fixed account and GPA account is not allowed during the Purchase Payment Credit Period, which currently is 9 contract years.

     - Once elected, the purchase payment credit may not be cancelled and the fee will continue to be deducted until the end of the Purchase Payment Credit Period.

SPOUSAL CONTINUATION:

If a surviving spouse elects to continue the contract under the spousal continuation provision, the purchase payment credit feature will continue as part of the contract until the end of the Purchase Payment Credit Period. Additional purchase payments made after the spousal continuation and during the Purchase Payment Credit Period will receive purchase payment credits. Surrenders and annuitization within the original Recapture Period will be subject to recapture if they are associated with payments made after the spousal continuation. We will not recapture purchase payment credits on surrenders or annuitization associated with payments made prior to the spousal continuation. The fee will continue to be deducted until the end of the Recapture Period.

Purchase payment credits will not be applied to purchase payments made after the contract is continued as an inherited IRA or for a beneficiary of a participant in an employer sponsored retirement plan under the Code. In addition, for contracts continued as an inherited IRA or for a beneficiary of a participant in an employer sponsored retirement plan under the Code, the regular fixed account and the Special DCA fixed account will become available as investment options.

The purchase payment credit feature is not available if the 4-year surrender charge option or Accumulation Protector Benefit rider are elected.

4-YEAR SURRENDER CHARGE OPTION

This is an optional feature that you can add to your contract, if available in your state, for an additional charge if you are 85 or younger. If elected, 4-year surrender charge option reduces the number of years each purchase payment is subject to surrender charges and the four year surrender charge schedule replaces the seven year surrender charge schedule available under the contract. The surrender charge rates for contracts with this optional feature are:

Number of completed       Surrender charge
years from date of each    applied to each
purchase payment          purchase payment
-----------------------   ----------------
0                                8%
1                                8%
2                                7%
3                                6%
4+                               0%

The allocation of purchase payments to the regular fixed account, Special DCA fixed account and GPA account is not allowed during the first four contract years. Additional purchase payments are not allowed after the first four contract years unless we permit otherwise on a non-discriminatory basis with notification.

The 4-year surrender charge option is not available if the purchase payment credit feature is elected.

OPTIONAL BENEFITS

The assets held in our general account support the guarantees under your contract, including optional death benefits and optional living benefits. To the extent that we are required to pay you amounts in addition to your contract value under these benefits, such amounts will come from our general account assets. You should be aware that our general account is exposed to the risks normally associated with a portfolio of fixed-income securities, including interest rate, option, liquidity and credit risk. You should also be aware that we issue other types of insurance and financial products as well, and we also pay our obligations under these products from assets in our general account. Our general account is not segregated or insulated from the claims of our creditors. The financial statements contained in the SAI include a further discussion of the risks inherent within the investments of the general account.

OPTIONAL LIVING BENEFITS

SECURESOURCE STAGES 2 RIDERS

This is an optional benefit that you can add to your contract for an additional charge. The benefit is intended to provide to you, after the lifetime benefit is established, a specified withdrawal amount annually for life, even if your contract value is zero, subject to the terms and provisions described in this section. This benefit offers a credit feature to help in low or poor performing markets and a step up feature to lock in contract anniversary gains. The SecureSource Stages 2 rider may be appropriate for you if you intend to make periodic withdrawals from your annuity contract and wish to ensure that market performance will not adversely affect your ability to withdraw income over your lifetime.

Your benefits under the rider can be reduced if any of the following occurs:

     - If you take any withdrawals during the 1-year waiting period, the lifetime benefit amount will be determined using percentage B for the appropriate age band as long as rider benefits are payable;

     - If you withdraw more than the allowed withdrawal amount in a contract year, or you take withdrawals before the lifetime benefit is available;

     - If you take a withdrawal and later choose to allocate your contract value to a fund of funds that is more aggressive than the target fund;

     - If the contract value is 20% or more below purchase payments increased by any contract anniversary gains or rider credits and adjusted for withdrawals (see withdrawal adjustment base described below).

The SecureSource Stages 2 rider guarantees that, regardless of investment performance, you may take withdrawals up to the lifetime benefit amount each contract year after the lifetime benefit is established. Your age at the time of the first withdrawal will determine the age band for as long as benefits are payable except as described in the lifetime payment percentage provision.

As long as your total withdrawals during the current year do not exceed the lifetime benefit amount, you will not be assessed a surrender charge. If you withdraw a larger amount, the excess amount will be assessed any applicable surrender charges and benefits will be reduced in accordance with excess withdrawal processing. At any time, you may withdraw any amount up to your entire surrender value, subject to excess withdrawal processing under the rider.

Subject to conditions and limitations, the rider also guarantees that you or your beneficiary will get back purchase payments you have made, increased by annual step-ups, through withdrawals over time.

Subject to conditions and limitations, the lifetime benefit amount can be increased if a rider credit is available or your contract value has increased on a rider anniversary. The principal back guarantee can also be increased if your contract value has increased on a rider anniversary.

AVAILABILITY

There are two optional SecureSource Stages 2 riders available under your contract:

-    SecureSource Stages 2 -- Single Life

-    SecureSource Stages 2 -- Joint Life

The information in this section applies to both SecureSource Stages 2 riders, unless otherwise noted. For the purpose of this rider, the term "withdrawal" is equal to the term "surrender" in the contract or any riders. Withdrawals will adjust contract values and benefits in the same manner as surrenders.

The SecureSource Stages 2 --Single Life rider covers one person. The SecureSource Stages 2 -- Joint Life Rider covers two spouses jointly who are named at contract issue. You may elect only the SecureSource Stages 2 --Single Life rider or the SecureSource Stages 2 --Joint Life rider, not both, and you may not switch riders later. You must elect the rider when you purchase your contract. The rider effective date will be the contract issue date.

The SecureSource Stages 2 rider is an optional benefit that you may select for an additional annual charge if:

-    SINGLE LIFE: you are 85 or younger on the date the contract is issued; or

- JOINT LIFE: you and your spouse are 85 or younger on the date the contract is issued.

The SecureSource Stages 2 riders are not available under an inherited qualified annuity.

The SecureSource Stages 2 rider guarantees that after the waiting period, regardless of the investment performance of your contract, you will be able to withdraw up to a certain amount each year from the contract before the annuitization start date until:

-    SINGLE LIFE: death (see "At Death" heading below).

- JOINT LIFE: the death of the last surviving covered spouse (see "Joint Life only: Covered Spouses" and "At Death" headings below).

KEY TERMS

The key terms associated with the SecureSource Stages 2 rider are:

AGE BANDS: Each age band is associated with a two lifetime payment percentages. The covered person (JOINT LIFE: the younger covered spouse) must be at least the youngest age shown in the first age band for the annual lifetime payment to be established. After the annual lifetime payment is established, in addition to your age, other factors determine when you move to a higher age band.

ANNUAL LIFETIME PAYMENT (ALP): the lifetime benefit amount available each contract year after the covered person (JOINT LIFE: the younger covered spouse) has reached the youngest age in the first age band. After the waiting period, the annual withdrawal amount guaranteed by the rider can vary each contract year.

ANNUAL STEP-UP: an increase in the benefit base and/or the principal back guarantee and a possible increase in the lifetime payment percentage that is available each rider anniversary if your contract value increases, subject to certain conditions.

BENEFIT BASE (BB): used to calculate the annual lifetime payment and the annual rider charge. The BB cannot be withdrawn in a lump sum or annuitized and is not payable as a death benefit.

CREDIT BASE (CB): used to calculate the rider credit. The CB cannot be withdrawn or annuitized and is not payable as a death benefit.

EXCESS WITHDRAWAL: (1) a withdrawal taken before the annual lifetime payment is established, or (2) a withdrawal that is greater than the remaining annual lifetime payment after the annual lifetime payment is established.

EXCESS WITHDRAWAL PROCESSING: a reduction in benefits if a withdrawal is taken before the annual lifetime payment is established or if a withdrawal exceeds the remaining annual lifetime payment.

LIFETIME PAYMENT PERCENTAGE: used to calculate your annual lifetime payment. Two percentages ("percentage A" and "percentage B") are used for each age band. The difference between percentage A and percentage B is referred to as the income bonus. Percentage B is referred to as the minimum lifetime payment percentage.

PRINCIPAL BACK GUARANTEE (PBG): a guarantee that total withdrawals will not be less than purchase payments you have made, increased by annual step-ups, as long as there is no excess withdrawal or benefit reset.

REMAINING ANNUAL LIFETIME PAYMENT (RALP): as you take withdrawals during a contract year, the remaining amount that the rider guarantees will be available for withdrawal that year is reduced. After the annual lifetime payment is established, the RALP is the guaranteed amount that can be withdrawn during the remainder of the current contract year.

RIDER CREDIT: an amount that can be added to the benefit base on each of the first ten contract anniversaries based on a rider credit percentage of 8% for the first anniversary and 6% thereafter, as long as no withdrawals have been taken since the rider effective date and you do not decline any annual rider fee increase. Investment performance and excess withdrawals may reduce or eliminate the benefit of any rider credits. Rider credits may result in higher rider charges that may exceed the benefit from the credits.

WAITING PERIOD: the period of time before you can take a withdrawal without limiting benefits under the rider. If you take any withdrawals during the waiting period, the lifetime benefit amount will be determined using percentage B, the minimum lifetime payment percentage, for the appropriate age band and percentage A, and therefore the income bonus, will not be available as long as rider benefits are payable. The waiting period starts on the rider effective date and ends on the day prior to the first anniversary.

WITHDRAWAL: the amount by which your contract value is reduced as a result of any withdrawal request. It may differ from the amount of your request due to any surrender charge and any market value adjustment.

WITHDRAWAL ADJUSTMENT BASE (WAB): one of the components used to determine the lifetime payment percentage after the waiting period. The WAB cannot be withdrawn or annuitized and is not payable as a death benefit.

IMPORTANT SECURESOURCE STAGES 2 RIDER CONSIDERATIONS

You should consider whether a SecureSource Stages 2 rider is appropriate for you taking into account the following considerations:

- LIFETIME BENEFIT LIMITATIONS: The lifetime benefit is subject to certain limitations, including but not limited to:

     SINGLE LIFE: Once the contract value equals zero, payments are made for as long as the covered person is living (see "If Contract Value Reduces to Zero" heading below). However, if the contract value is greater than zero, the lifetime benefit terminates at the first death of any owner even if the covered person is still living (see "At Death" heading below). This possibility may present itself when there are multiple contract owners --when one of the contract owners dies the lifetime benefit terminates even though other contract owners are still living.

     JOINT LIFE: Once the contract value equals zero, payments are made for as long as either covered spouse is living (see "If Contract Value Reduces to Zero" heading below). However, if the contract value is greater than zero, the lifetime benefit terminates at the death of the last surviving covered spouse (see "At Death" heading below).

- WITHDRAWALS: Please consider carefully when you start taking withdrawals from this rider. If you take any withdrawals during the 1-year waiting period, the lifetime benefit amount will be determined using percentage B for the appropriate age band and percentage A, and therefore the income bonus, will not be available as long as rider benefits are payable. Any withdrawals in the first 10 years will terminate any remaining rider credits. Also, if you withdraw more than the allowed withdrawal amount in a contract year or take withdrawals before the lifetime benefit is available ("excess withdrawal"), the guaranteed amounts under the rider will be reduced.

- USE OF PORTFOLIO NAVIGATOR PROGRAM REQUIRED: You must elect one of the investment options under the PN program. This requirement limits your choice of investment options. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the regular fixed account that are available under the contract to contract owners who do not elect the rider. (See "Making the Most of Your Contract -- Portfolio Navigator Program.") You may allocate purchase payments to the Special DCA fixed account, when available, and we will make monthly transfers into the investment option you have chosen. You may make two elective investment option changes per contract year; we reserve the right to limit elective investment option changes if required to comply with the written instructions of a fund (see "Market Timing").

     You can allocate your contract value to any available investment option during the following times: (1) prior to your first withdrawal and (2) following a benefit reset due to an investment option change as described below but prior to any subsequent withdrawal. During these accumulation phases, you may request to change your investment option to any available investment option.

     Immediately following a withdrawal your contract value will be reallocated to the target investment option classification as shown in your contract if your current investment option is more aggressive than the target investment option classification. This automatic reallocation is not included in the total number of allowed investment option changes per contract year. The target investment option is currently the Moderate investment option. We reserve the right to change the target investment option to an investment option classification that is more aggressive than the Moderate investment option after 30 days written notice.

     After you have taken a withdrawal and prior to any benefit reset, you are in a withdrawal phase. During withdrawal phases you may request to change your investment option to the target investment option or any investment option that is more conservative than the target investment option without a benefit reset as described below. If you are in a withdrawal phase and you choose to allocate your contract value to an investment option that is more aggressive than the target investment option, you will be in the accumulation phase again and your rider benefit will be reset as follows:

          1. the BB, PBG and WAB will be reset to the contract value, if less than their current amount; and

          2. the ALP and RALP, if available, will be recalculated. You may request to change your investment option by written request on an authorized form or by another method agreed to by us.

- NON-CANCELABLE: Once elected, the SecureSource Stages 2 rider may not be cancelled (except as provided under "Rider Termination" heading below) and the charge will continue to be deducted until the contract or rider is terminated or the contract value reduces to zero (described below).

     Dissolution of marriage does not terminate the SecureSource Stages 2 --Joint Life rider and will not reduce the fee we charge for this rider. The benefit under the SecureSource Stages2 --Joint Life rider continues for the covered spouse who is the owner of the contract (or annuitant in the case of nonnatural or revocable trust ownership). The rider will terminate at the death of the contract owner because the original covered spouse will be unable to elect the spousal continuation provision of the contract (see "Joint Life only: Covered Spouses" below).

-    JOINT LIFE: LIMITATIONS ON CONTRACT OWNERS, ANNUITANTS AND BENEFICIARIES:
     Since the joint life benefit will terminate unless the surviving covered spouse continues the contract under the spousal option to continue the contract upon the owner's death provision, only ownership arrangements that permit such continuation are allowed at rider issue. In general, the covered spouses should be joint owners, or one covered spouse should be the owner and the other covered spouse should be named as the sole primary beneficiary.

     For non-natural ownership arrangements that allow for spousal continuation one covered spouse should be the annuitant and the other covered spouse should be the sole primary beneficiary. For revocable trust ownerships, the grantor of the trust must be the annuitant and the beneficiary must either be the annuitant's spouse or a trust that names the annuitant's spouse as the sole primary beneficiary. You are responsible for establishing ownership arrangements that will allow for spousal continuation.

     If you select the SecureSource Stages 2 --Joint Life rider, please consider carefully whether or not you wish to change the beneficiary of your annuity contract. The rider will terminate if the surviving covered spouse cannot utilize the spousal continuation provision of the contract when the death benefit is payable.

- LIMITATIONS ON PURCHASE PAYMENTS: We reserve the right to limit the cumulative amount of purchase payments, subject to state restrictions. For current purchase payment restrictions, please see "Buying Your Contract -- Purchase Payments".

     INTERACTION WITH TOTAL FREE AMOUNT (FA) CONTRACT PROVISION: The FA is the amount you are allowed to withdraw from the contract in each contract year without incurring a surrender charge (see "Charges-- Surrender Charge"). The FA may be greater than the remaining annual lifetime payment under this rider. Any amount you withdraw under the contract's FA provision that exceeds the remaining annual lifetime payment is subject to the excess withdrawal processing described below.

You should consult your tax advisor before you select this optional rider if you have any questions about the use of the rider in your tax situation because:

- TAX CONSIDERATIONS FOR NONQUALIFIED ANNUITIES: Under current federal income tax law, withdrawals under nonqualified annuities, including withdrawals taken from the contract under the terms of the rider, are treated less favorably than amounts received as annuity payments under the contract (see "Taxes--Nonqualified Annuities"). Withdrawals are taxable income to the extent of earnings. Withdrawals of earnings before age 59 1/2 may also incur a 10% IRS early withdrawal penalty. You should consult your tax advisor before you select this optional rider if you have any questions about the use of the rider in your tax situation.

- TAX CONSIDERATIONS FOR QUALIFIED ANNUITIES: Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes --Qualified Annuities --Required Minimum Distributions"). If you have a qualified annuity, you may need to take an RMD during the waiting period the lifetime benefit amount will be determined using percentage B for as long as rider benefits are payable. While the rider permits certain excess withdrawals to be taken for the purpose of satisfying RMD requirements for your contract alone without reducing future benefits guaranteed under the rider, there can be no guarantee that changes in the federal income tax law after the effective date of the rider will not require a larger RMD to be taken, in which case, future guaranteed withdrawals under the rider could be reduced. See Appendix F for additional information.

LIFETIME BENEFIT DESCRIPTION

SINGLE LIFE ONLY: COVERED PERSON: the person whose life is used to determine when the annual lifetime payment is established, and the duration of the ALP payments (see "Annual Lifetime Payment (ALP)" heading below). The covered person is the oldest contract owner. If any owner is a nonnatural person (e.g., an irrevocable trust or corporation) or a revocable trust, the covered person is the oldest annuitant.

JOINT LIFE ONLY: COVERED SPOUSES: the contract owner and his or her legally married spouse as defined under federal law, as named on the application for as long as the marriage is valid and in effect. If any contract owner is a nonnatural person or a revocable trust, the covered spouses are the annuitant and the legally married spouse of the annuitant. The covered spouses lives are used to determine when the annual lifetime payment is established, and the duration of the ALP payments (see "Annual Lifetime Payment (ALP)" heading below). The covered spouses are established on the rider effective date and cannot be changed.

ANNUAL LIFETIME PAYMENT (ALP): the lifetime benefit amount available each contract year after the covered person (JOINT LIFE: younger covered spouses) has reached age 50. When the ALP is established and at all times thereafter, the ALP is equal to the BB multiplied by the lifetime payment percentage. Anytime the lifetime payment percentage or BB changes as described below, the ALP will be recalculated. After the waiting period and when the ALP is established, the first withdrawal taken in each contract year will set and fix the lifetime payment percentage for the remainder of the contract year.

If you withdraw less than the ALP in a contract year, the unused portion does not carry over to future contract years.

SINGLE LIFE: The ALP is established on the later of the rider effective date if the covered person has reached age 50, or the date the covered person's attained age equals age 50. JOINT LIFE: The ALP is established on the earliest of the following dates:

- The rider effective date if the younger covered spouse has already reached age 50.

-    The date the younger covered spouse's attained age equals age 50.

- Upon the first death of a covered spouse, then either: (a) the date we receive a written request when the death benefit is not payable and the surviving covered spouse has already reached age 50, (b) the date spousal continuation is effective when the death benefit is payable and the surviving covered spouse has already reached age 50, or (c) the date the surviving covered spouse reaches age 50.

- Following dissolution of marriage of the covered spouses, then either (a) the date we receive a written request if the remaining covered spouse who is the owner (or annuitant in the case of nonnatural or revocable trust ownership) has already reached age 50, or (b) the date the remaining covered spouse who is the owner (or annuitant in the case of nonnatural or revocable trust ownership) reaches age 50.

REMAINING ANNUAL LIFETIME PAYMENT (RALP): the annual lifetime payment guaranteed for withdrawal for the remainder of the contract year. The RALP is established at the same time as the ALP. The RALP equals the ALP less all withdrawals in the current contract year, but it will not be less than zero.

LIFETIME PAYMENT PERCENTAGE: used to calculate the annual lifetime payment. Two percentages are used for a given age band, percentage A or percentage B, depending on the factors described below.

For ages:

-    50-58, percentage A is 4% and percentage B is 3%.

-    59-64, percentage A is 5% and percentage B is 4%.

-    65-79, percentage A is 6% and percentage B is 5%.

-    80 and older, percentage A is 7% and percentage B is 6%.

The age band for the lifetime payment percentage is determined at the following times:

- When the ALP is established: The age band used to calculate the initial ALP is the percentage for the covered person's attained age (JOINT LIFE: younger covered spouse's attained age).

- On the covered person's subsequent birthdays (JOINT LIFE: younger covered spouse's subsequent birthdays): Except as noted below, if the covered person's new attained age (JOINT LIFE: younger covered spouse's attained age) is in a higher age band, then the higher age band will be used to determine the appropriate lifetime payment percentage. (However, if you decline any rider fee increase or if a withdrawal has been taken since the ALP was established, then the lifetime payment percentage will not change on subsequent birthdays.)

-    Upon annual step-ups (see "Annual Step ups" below).

- For the Joint life rider, upon death or change in marital status: In the event of death or dissolution of marriage: (A) If no withdrawal has been taken since the ALP was established and no rider fee increase has been declined, the lifetime payment percentage will be reset based on the Age Band for the remaining covered spouse's attained age. (B) If the ALP is not established but the remaining covered spouse has reached the youngest age in the first Age Band, the remaining covered spouse's attained age will be used to determine the age band for the lifetime payment percentage. In the event of remarriage of the covered spouses to each other, the lifetime payment percentage used is the percentage for the younger covered spouse's attained age.

The following determines whether percentage A or percentage B is used for each applicable age band:

During the waiting period, percentage B will be used. If you take a withdrawal in the waiting period, percentage B will be used and the income bonus will not be available for as long as rider benefits are payable.

If no withdrawal is taken during the waiting period, after the waiting period a comparison of your contract value and the withdrawal adjustment base (WAB) determines whether percentage A or percentage B is used to calculate the ALP unless the percentage is fixed as described below. Market volatility, a prolonged flat, low or down market, rider credits, and the deduction of charges all impact whether you are eligible for percentage A or percentage B.

On each valuation date, if the benefit determining percentage is less than the 20% adjustment threshold, then percentage A is used in calculating your ALP, otherwise percentage B is used. The benefit determining percentage is calculated as follows, but it will not be less than zero:

     1 - (A/B) where:

     A = Contract value at the end of the prior valuation period

     B = WAB at the end of the prior valuation period

After the ALP is established and after the waiting period, the first withdrawal taken in each contract year will set and fix the lifetime payment percentage for the remainder of the contract year. Beginning on the next rider anniversary, the lifetime payment percentage can change on each valuation day as described above until a withdrawal is taken in that contract year.

However, at the earliest of (1), (2) or (3) below Percentage A and Percentage B will be set and remain fixed as long as the benefit is payable:

- if the ALP is established, when your contract value on a rider anniversary is less than two times the benefit base (BB) multiplied by percentage B for your current age band, or

-    when the contract value reduces to zero, or

- on the date of death (JOINT LIFE: remaining covered spouse's date of death) when a death benefit is payable.

For certain periods of time at our discretion and on a non-discriminatory basis, your lifetime payment percentage may be set by us to percentage A if more favorable to you.

DETERMINATION OF ADJUSTMENTS OF BENEFIT VALUES: Your lifetime benefit values (benefit base (BB), credit base (CB) and withdrawal adjustment base (WAB)) and principal back guarantee (PBG) are determined at the following times and are subject to a maximum amount of $10 million each:

- On the contract date: The WAB, CB, BB and PBG are set equal to the initial purchase payment.

- When an additional purchase payment is made: If the WAB and CB are greater than zero, the WAB and CB will be increased by the amount of each additional purchase payment. The BB and PBG will be increased by the amount of each additional purchase payment.

- When a withdrawal is taken: If the CB is greater than zero, the CB will be permanently reset to zero when the first withdrawal is taken, and there will be no additional rider credits.

     When a withdrawal is taken:

     (a) If the first withdrawal is taken during the waiting period, the WAB will be permanently reset to zero. If the first withdrawal is taken after the waiting period, the WAB will be reduced by the "adjustment for withdrawal," as defined below.

     (b) If the ALP is established and the withdrawal is less than or equal to the RALP, the BB does not change and the PBG is reduced by the amount of the withdrawal, but it will not be less than zero.

     (c) If the ALP is not established, excess withdrawal processing will occur as follows. The BB will be reduced by the "adjustment for withdrawal," and the PBG will be reduced by the greater of the amount of the withdrawal or the "adjustment for withdrawal," but it will not be less than zero.

     (d) If the ALP is established and the withdrawal is greater than the RALP, excess withdrawal processing will occur as follows:

          The PBG will be reset to the lesser of:

          (i) the PBG reduced by the amount of the withdrawal, but it will not be less than zero; or

          (ii) the PBG minus the RALP on the date of (but prior to) the withdrawal and further reduced by an amount calculated as follows, but it will not be less than zero:

               A  X  B     where:
               -------
                  C

               A = the amount of the withdrawal minus the RALP

               B = the PBG minus the RALP on the date of (but prior to) the withdrawal

               C = the contract value on the date of (but prior to) the
                   withdrawal minus the RALP

          The BB will be reduced by an amount as calculated below:

               D  X  E     where:
               -------
                  F

               D = the amount of the withdrawal minus the RALP

               E = the BB on the date of (but prior to) the withdrawal

               F = the contract value on the date of (but prior to) the
                   withdrawal minus the RALP.

          ADJUSTMENT FOR WITHDRAWAL DEFINITION: When the WAB, PBG or BB is reduced by a withdrawal in the same proportion as the contract value is reduced, the proportional amount deducted is the "adjustment for withdrawal." The "adjustment for withdrawal" is calculated as follows:

               G  X  H   where:
               -------
                  I

               G = the amount the contract value is reduced by the withdrawal

               H = the WAB, BB or PBG (as applicable) on the date of (but prior
                   to) the withdrawal

               I = the contract value on the date of (but prior to) the
                   withdrawal.

RIDER ANNIVERSARY PROCESSING: The following describes how the WAB, BB and PBG are calculated on rider anniversaries, subject to the maximum amount of $10 million for each, and how the lifetime payment percentage can change on rider anniversaries.

     - The WAB on rider anniversaries: Unless the WAB is permanently reset to zero or you decline any rider fee increase, the WAB (after any rider credit is added) will be increased to the contract value, if the contract value is greater.

- RIDER CREDITS: If you did not take any withdrawals and you did not decline any rider fee increase, rider credits are available for the first ten contract anniversaries. On the first anniversary, the rider credit equals the credit base (CB) 180 days following the rider effective date multiplied by 8%. On any subsequent anniversaries, the rider credit equals the CB as of the prior rider anniversary multiplied by 6%. On the first anniversary the BB and WAB will be set to the greater of the current BB, or the BB 180 days following the contract date increased by the rider credit and any additional purchase payments since 180 days following the rider effective date. On any subsequent rider credit dates the BB and WAB will be set to the greater of the current BB, or the BB on the prior anniversary increased by the rider credit and any additional purchase payments since the prior anniversary. If the CB is greater than zero, the CB will be permanently reset to zero on the 10th rider anniversary after any adjustment to the WAB and BB, and there will be no additional rider credits.

     - ANNUAL STEP UPS: Beginning with the first rider anniversary, an annual step-up may be available. If you decline any rider fee increase, future annual step-ups will no longer be available.

          The annual step-up will be executed on any rider anniversary where the contract value is greater than the PBG or the BB after any rider credit is added. If an annual step-up is executed, the PBG, BB and lifetime payment percentage will be adjusted as follows: The PBG will be increased to the contract value, if the contract value is greater. The BB (after any rider credit is added) will be increased to the contract value, if the contract value is greater. If the covered person's attained age (Joint Life: younger covered spouses attained age) on the rider anniversary is in a higher age band and (1) there is an increase to BB due to a step-up or (2) the BB is at the maximum of $10,000,000 so there was no step-up of the BB, then the higher age band will be used to determine the appropriate lifetime payment percentage, regardless of any prior withdrawals.

OTHER PROVISIONS

REQUIRED MINIMUM DISTRIBUTIONS (RMD): If you are taking RMDs from your contract and your RMD calculated separately for your contract is greater than the remaining annual lifetime payment on the most recent contract anniversary, the portion of your RMD that exceeds the benefit amount will not be subject to excess withdrawal processing provided that the following conditions are met:

-    The annual lifetime payment is established;

-    The RMD is for your contract alone;

- The RMD is based on your recalculated life expectancy taken from the Uniform Lifetime Table under the Code; and

-    The RMD amount is otherwise based on the requirements of section 401(a)
     (9), related Code provisions and regulations thereunder that were in effect on the contract date.

RMD rules follow the calendar year which most likely does not coincide with your contract year and therefore may limit when you can take your RMD and not be subject to excess withdrawal processing. If any withdrawal is taken in the waiting period, including RMDs, Percentage B for the applicable age band will be used as long as rider benefits are payable. Any withdrawals taken before the annual lifetime payment is established or withdrawing amounts greater than the remaining annual lifetime payment that do not meet these conditions will result in excess withdrawal processing. The amount in excess of the RALP that is not subject to excess withdrawal processing will be recalculated if the ALP changes due to lifetime payment percentage changes. See Appendix E for additional information.

SPOUSAL OPTION TO CONTINUE THE CONTRACT UPON OWNER'S DEATH (SPOUSAL
CONTINUATION):

SINGLE LIFE: If a surviving spouse elects to continue the contract and continues the contract as the new owner under the spousal continuation provision of the contract, the SecureSource Stages 2 --Single Life rider terminates.

JOINT LIFE: If a surviving spouse is a covered spouse and elects the spousal continuation provision of the contract as the new owner, the SecureSource Stages 2 --Joint Life rider also continues. The surviving covered spouse can name a new beneficiary; however, a new covered spouse cannot be added to the rider.

Unless you decline a rider fee increase, at the time of spousal continuation, a step-up may be available. All annual step-up rules (see "Rider Anniversary Processing - Annual Step-Up" heading above) also apply to the spousal continuation step-up except that the RALP will be reduced for any prior withdrawals in that contract year. The WAB, if greater than zero, will be increased to the contract value if the contract value is greater. The spousal continuation step-up is processed on the valuation date spousal continuation is effective.

RULES FOR SURRENDER: Minimum contract values following surrender no longer apply to your contract. For withdrawals, the withdrawal will be taken from all accounts and the variable subaccounts in the same proportion as your interest in each bears to the contract value. You cannot specify from which accounts the withdrawal is to be taken.

If your contract value is reduced to zero, the CB, if greater than zero, will be permanently reset to zero, and there will be no additional rider credits. Also, the following will occur:

- If the ALP is not established and if the contract value is reduced to zero as a result of fees or charges, then the owner must wait until the ALP would be established, and the ALP will be paid annually until the death of the covered person (JOINT LIFE: both covered spouses).

- If the ALP is established and if the contract value is reduced to zero as a result of fees or charges, or as a result of a withdrawal that is less than or equal to the RALP, then the owner will receive the ALP paid annually until the death of the covered person (JOINT LIFE: both covered spouses).

     In either case above:

     - These annualized amounts will be paid in monthly installments. If the monthly payment is less than $100, We have the right to change the frequency, but no less frequently than annually.

     -    We will no longer accept additional purchase payments.

     -    No more charges will be collected for the rider.

     -    The current ALP is fixed for as long as payments are made.

     - The death benefit becomes the remaining schedule of annual lifetime payments, if any, until total payments to the owner and the beneficiary are equal to the PBG at the time the contract value falls to zero.

     - The amount paid in the current contract year will be reduced for any prior withdrawals in that contract year.

- If the ALP is not established and if the contract value is reduced to zero as a result of a withdrawal, this rider and the contract will terminate.

- If the ALP is established and if the contract value is reduced to zero as a result of a withdrawal that is greater than the RALP, this rider and the contract will terminate.

AT DEATH:

SINGLE LIFE: If the contract is jointly owned and an owner dies when the contract value is greater than zero, the lifetime benefit for the covered person will cease even if the covered person is still living or if the contract is continued under the spousal continuation option.

JOINT LIFE: If the death benefit becomes payable at the death of a covered spouse, the surviving covered spouse must utilize the spousal continuation option to continue the lifetime benefit. If spousal continuation is not available, the rider terminates. The lifetime benefit ends at the death of the surviving covered spouse.

If the contract value is greater than zero when the death benefit becomes payable, the beneficiary may:

-    elect to take the death benefit under the terms of the contract, or

-    elect to take the principal back guarantee available under this rider, or

- continue the contract and the SecureSource Stages 2 - Joint Life rider under the spousal continuation option.

For single and joint life, if the beneficiary elects the principal back guarantee under this rider, the following will occur:

1. If the PBG is greater than zero and the ALP is established, the ALP on the date of death will be paid until total payments to the beneficiary are equal to the PBG on the date of death.

2. If the PBG is greater than zero and the ALP is not established, the BB on the date of death multiplied by the lifetime payment percentage used for the youngest age of the covered spouses in the first age band will be paid annually until total payments to the beneficiary are equal to the PBG on the date of death.

In either of the above cases:

- After the date of death, there will be no additional rider credits or annual step-ups.

-    The lifetime payment percentage used will be set as of the date of death.

- The amount paid in the current contract year will be reduced for any prior withdrawals in that year.

3. On the date of death (JOINT LIFE: remaining covered spouse's date of death), if the CB is greater than zero, the CB will be permanently reset to zero, and there will be no additional rider credits.

4. If the PBG equals zero, the benefit terminates. No further payments are made.

CONTRACT OWNERSHIP CHANGE:

SINGLE LIFE: If allowed by state law, change of ownership is subject to our approval. If there is a change of ownership and the covered person remains the same, the rider continues with no change to any of the rider benefits. If there is a change of ownership and the covered person would be different, the rider terminates.

JOINT LIFE: Ownership changes are only allowed between the covered spouses or their revocable trust(s) and are subject to our approval, if allowed by state law. No other ownership changes are allowed as long as the rider is in force.

ASSIGNMENT: If allowed by state law, an assignment is subject to our approval.

ANNUITY PROVISIONS: If your annuitization start date is the maximum annuitization start date, you can choose one of the payout options available under the contract or an alternative fixed annuity payout option available under the SecureSource Stages 2 rider. Under the rider's payout option, the minimum amount payable shown in Table B, will not apply and you will receive the annual lifetime payment provided by this rider until the later of the death of the covered person (JOINT LIFE: both covered spouses) or depletion of the principal back guarantee. If you choose to receive the ALP, the amount payable each year will be equal to the annual lifetime payment on the annuitization start date. The amount paid in the current contract year will be reduced for any prior withdrawals in that year. These annualized amounts will be paid in monthly installments. If the monthly payment is less than $100, we have the right to change the frequency, but no less frequently than annually.

If you choose to receive the ALP rather than a payout option available under the contract, all other contract features, rider features and charges terminate after the annuitization start date except for the PBG.

RIDER TERMINATION

The SecureSource Stages 2 rider cannot be terminated either by you or us except as follows:

- SINGLE LIFE: a change of ownership that would result in a different covered person will terminate the rider.

-    SINGLE LIFE: after the death benefit is payable, the rider will terminate.

-    SINGLE LIFE: spousal continuation will terminate the rider.

- JOINT LIFE: After the death benefit is payable the rider will terminate if anyone other than a covered spouse continues the contract. However, if the covered spouse continues the contract as an inherited IRA or as a beneficiary of a participant in an employer sponsored retirement plan, the rider will terminate.

-    On the annuitization start date, the rider will terminate.

- You may terminate the rider if your annual rider fee after any increase is more than 0.25 percentage points higher than your fee before the increase. (see "Charges-- SecureSource Stages 2 rider charge").

- When the contract value is zero and either the annual lifetime payment is not established or a withdrawal in excess of the remaining annual lifetime payment is taken, the rider will terminate.

-    Termination of the contract for any reason will terminate the rider.

     For an example, see Appendix D.

ACCUMULATION PROTECTOR BENEFIT RIDER

The Accumulation Protector Benefit rider is an optional benefit that you may select for an additional charge. This rider is not available if the purchase payment credit feature is elected. The Accumulation Protector Benefit rider specifies a waiting period that ends on the benefit date. The Accumulation Protector Benefit rider provides a one-time adjustment to your contract value on the benefit date if your contract value is less than the Minimum Contract Accumulation Value (defined below) on that benefit date. On the benefit date, if the contract value is equal to or greater than the Minimum Contract Accumulation Value, as determined under the Accumulation Protector Benefit rider, the Accumulation Protector Benefit rider ends without value and no benefit is payable.

If the contract value falls to zero as the result of adverse market performance or the deduction of fees and/or charges at any time during the waiting period and before the benefit date, the contract and all riders, including the Accumulation Protector Benefit rider will terminate without value and no benefits will be paid. EXCEPTION: if you are still living on the benefit date, we will pay you an amount equal to the Minimum Contract Accumulation Value as determined under the Accumulation Protector Benefit rider on the valuation date your contract value reached zero.

If you are (or if the owner is a non-natural person, then the annuitant is) age 80 or younger at contract issue and this rider is available in your state, you may elect the Accumulation Protector Benefit rider at the time you purchase your contract and the rider effective date will be the contract issue date. The Accumulation Protector Benefit rider may not be terminated once you have elected it except as described in the "Terminating the Rider" section below. An additional charge for the Accumulation Protector Benefit rider will be assessed annually during the waiting period. The rider ends when the waiting period expires and no further benefit will be payable and no further charges for the rider will be deducted. The Accumulation Protector Benefit rider may not be purchased with the optional SecureSource Stages 2 rider. When the rider ends, you may be able to purchase another optional rider we then offer by written request received within 30 days of that contract anniversary date.

You should consider whether an Accumulation Protector Benefit rider is appropriate for you because:

- you must participate in the PN program and you must elect one of the PN program investment options. This requirement limits your choice of investments. This means you will not be able to allocate contract value to all of the subaccounts, GPAs or the regular fixed account that are available under the contract to other contract owners who do not elect this rider. You may allocate qualifying purchase payments to the Special DCA fixed account, when available (see "The Special DCA Fixed Account"), and we will make monthly transfers into the PN program investment option you have chosen. (See "Making the Most of Your Contract -- Portfolio Navigator Program");

- you may not make additional purchase payments to your contract during the waiting period after the first 180 days immediately following the effective date of the Accumulation Protector Benefit rider. Some exceptions apply (see "Additional Purchase Payments with Elective Step Up" below). In addition, we reserve the right to change these additional purchase payment limitations, including making further restrictions, upon written notice;

- if you purchase this contract as a qualified annuity, for example, an IRA, you may need to take partial surrenders from your contract to satisfy the RMDs under the Code. Partial surrenders, including those used to satisfy RMDs, will reduce any potential benefit that the Accumulation Protector Benefit rider provides. You should consult your tax advisor if you have any questions about the use of this rider in your tax situation;

- if you think you may surrender all of your contract value before you have held your contract with this benefit rider attached for 10 years, or you are considering selecting an annuity payout option within 10 years of the effective date of your contract, you should consider whether this optional benefit is right for you. You must hold the contract a minimum of 10 years from the effective date of the Accumulation Protector Benefit rider, which is the length of the waiting period under the Accumulation Protector Benefit rider, in order to receive the benefit, if any, provided by the Accumulation Protector Benefit rider. In some cases, as described below, you may need to hold the contract longer than 10 years in order to qualify for any benefit the Accumulation Protector Benefit rider may provide;

- the 10 year waiting period under the Accumulation Protector Benefit rider will restart if you exercise the elective step-up option (described below) or your surviving spouse exercises the spousal continuation elective step-up (described below); and

- the 10 year waiting period under the Accumulation Protector Benefit rider may be restarted if you elect to change your investment option to one that causes the Accumulation Protector Benefit rider charge to increase more than 0.20 percentage points whenever the remaining waiting period just prior to the change is less than three years. (see "Waiting Period below").

Be sure to discuss with your investment professional whether an Accumulation Benefit rider is appropriate for your situation.

HERE ARE SOME GENERAL TERMS THAT ARE USED TO DESCRIBE THE OPERATION OF THE ACCUMULATION PROTECTOR BENEFIT:

BENEFIT DATE: This is the first valuation date immediately following the expiration of the waiting period.

MINIMUM CONTRACT ACCUMULATION VALUE (MCAV): An amount calculated under the Accumulation Protector Benefit rider. The contract value will be increased to equal the MCAV on the benefit date if the contract value on the benefit date is less than the MCAV on the benefit date.

ADJUSTMENTS FOR PARTIAL SURRENDERS: The adjustment made for each partial surrender from the contract is equal to the amount derived from multiplying (a) and (b) where:

(a) is 1 minus the ratio of the contract value on the date of (but immediately after) the partial surrender to the contract value on the date of (but immediately prior to) the partial surrender; and

(b) is the MCAV on the date of (but immediately prior to) the partial surrender.

WAITING PERIOD: The waiting period for the rider is 10 years.

The waiting period may restart on the latest contract anniversary if you change your investment option, resulting in a rider fee increase of more than 0.20 percentage points, and the remaining waiting period before the change was less than three years.

Your initial MCAV is equal to your initial purchase payment and any purchase payment credits. It is increased by the amount of any subsequent purchase payments and any purchase payment credits received within the first 180 days that the rider is effective. It is reduced by any adjustments for partial surrenders made during the waiting period.

AUTOMATIC STEP UP

On each contract anniversary after the effective date of the rider, the MCAV will be set to the greater of:

1. 80% of the contract value on the contract anniversary; or

2. the MCAV immediately prior to the automatic step up.

The automatic step up does not create contract value, guarantee the performance of any investment option, or provide a benefit that can be surrendered or paid upon death. Rather, the automatic step up is an interim calculation used to arrive at the final MCAV, which is used to determine whether a benefit will be paid under the rider on the benefit date.

The automatic step up of the MCAV does not restart the waiting period or increase the fee (although the total charge for the rider may increase).

ELECTIVE STEP UP OPTION

Within thirty days following each contract anniversary after the rider effective date, but prior to the benefit date, you may notify us in writing that you wish to exercise the annual elective step up option. You may exercise this elective step up option only once per contract year during this 30 day period. If your contract value on the valuation date we receive your written request to step up is greater than the MCAV on that date, your MCAV will increase to 100% of that contract value.

When you exercise the annual elective step up, we may be charging more for the Accumulation Protector Benefit rider at that time. If your MCAV is increased as a result of the elective step up and we have increased the fee for the Accumulation Protector Benefit rider, you will pay the charge that is in effect on the valuation date we receive your written request to step up. In addition, the waiting period will restart as of the most recent contract anniversary. Failure to exercise this elective step up in subsequent years will not reinstate any prior waiting period. Rather, the waiting period under the rider will always commence from the most recent anniversary for which the elective step up option was exercised.

The elective step up does not create contract value, guarantee the performance of any investment option or provide any benefit that can be surrendered or paid upon death. Rather the elective step up is an interim calculation used to arrive at the final MCAV, which is used to determine whether a benefit will be paid under the rider on the benefit date.

The elective step up option is not available for inherited IRAs or if the benefit date would be after the annuitization start date.

ADDITIONAL PURCHASE PAYMENTS WITH ANNUAL ELECTIVE STEP UPS

If your MCAV is increased as a result of elective step up, you have 180 days from the latest contract anniversary to make additional purchase payments, if allowed under the base contract. The MCAV will include the amount of any additional purchase payments and purchase payment credits received during this period. We reserve the right to change these additional purchase payment limitations.

SPOUSAL CONTINUATION

If a spouse chooses to continue the contract under the spousal continuation provision, the rider will continue as part of the contract. Once, within the thirty days following the date of spousal continuation, the spouse may choose to exercise an elective step up. The spousal continuation elective step up is in addition to the annual elective step up. If the contract value on the valuation date we receive the written request to exercise this option is greater than the MCAV on that date, we will increase the MCAV to that contract value. If the MCAV is increased as a result of the elective step up and we have increased the fee for the Accumulation Protector Benefit rider, the spouse will pay the fee that is in effect on the valuation date we receive their written request to step up. In addition, the waiting period will restart as of the most recent contract anniversary.

CHANGE OF OWNERSHIP OR ASSIGNMENT

Subject to state limitations, a change of ownership or assignment is subject to our approval.

A change of ownership or assignment to an institutional investor, settlement company, or other non-natural owner who is not holding for the sole benefit of the original owner will terminate the rider. If we waive our right to terminate the rider for any type of assignments or ownership changes as specified above, you will be notified in writing, signed by an officer of the company.

TERMINATING THE RIDER

The rider will terminate under the following conditions:

     The rider will terminate before the benefit date without paying a benefit on the date:

     -    you take a full surrender;

     -    annuitization begins;

     -    the contract terminates as a result of the death benefit being paid;
          or

     - when a beneficiary elects an alternative payment plan which is an inherited IRA.

     The rider will terminate on the benefit date.

For an example, see Appendix D.

OPTIONAL ADDITIONAL DEATH BENEFITS

BENEFIT PROTECTOR DEATH BENEFIT RIDER (BENEFIT PROTECTOR)

The Benefit Protector is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector provides reduced benefits if you are 70 or older at the rider effective date, The Benefit Protector does not provide any additional benefit before the first rider anniversary.

If this rider is available in your state and you are 75 or younger at contract issue, you may choose to add the Benefit Protector to your contract. You must elect the Benefit Protector at the time you purchase your contract and your rider effective date will be the contract issue date. You may not select this rider if you select the Benefit Protector Plus, the 5% Accumulation Death Benefit or Enhanced Death Benefit.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking any surrenders including RMDs. Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector is appropriate for your situation.

The Benefit Protector provides that if you die after the first rider anniversary, but before the annuitization start date, and while this contract is in force, we will pay the beneficiary:

     -    the applicable death benefit, plus:

     - 40% of your earnings at death if you were under age 70 on the rider effective date; or

     - 15% of your earnings at death if you were 70 or older on the rider effective date.

If this rider is effective after the contract date or if there has been a covered life change, remaining purchase payment is established or set as the contract value on the rider effective date or, if later, the date of the most recent covered life change. Thereafter, remaining purchase payments is increased by the amount of each additional purchase payment and adjusted for each partial surrender.

EARNINGS AT DEATH: For purposes of the Benefit Protector and Benefit Protector Plus riders, this is an amount equal to the applicable death benefit minus remaining purchase payments. Partial surrenders will come from any earnings before reducing purchase payments in the contract. The earnings at death may not be less than zero and may not be more than 250% of the purchase payments not previously surrendered that are one or more years old.

Note: Purchase payments not previously surrendered is calculated differently and is not the same value as purchase payments not previously surrendered used in the surrender charge calculation.

TERMINATING THE BENEFIT PROTECTOR

- You may terminate the rider within 30 days after the first rider anniversary.

- You may terminate the rider within 30 days after any rider anniversary beginning with the seventh rider anniversary.

- The rider will terminate when you make a full surrender from the contract or on the annuitization start date.

- Your spouse may terminate the rider within 30 days following the effective date of the spousal continuation if your spouse is age 75 or younger.

- A new owner may terminate the rider within 30 days following the effective date of an ownership change if the new owner is age 75 or younger.

- The rider will terminate for a spousal continuation or ownership change if the spouse or new owner is age 76 or older at the time of the change.

- The rider will terminate after the death benefit is payable, unless the spouse continues the contract under spousal continuation provision.

- The rider will terminate when a beneficiary elects an alternative payment plan which is an inherited IRA.

IF YOUR SPOUSE IS THE SOLE BENEFICIARY and you die before the annuitization start date, your spouse may keep the contract as owner. Your spouse will be subject to all the limitations and restrictions of the rider just as if they were purchasing a new contract and the age of the new spouse at the time of the change will be used to determine the earnings at death percentage going forward. If your spouse does not qualify for the rider on the basis of age we will terminate the rider. If they do qualify for the rider on the basis of age we will set the contract value equal to the death benefit that would otherwise have been paid (without regard to the Full Surrender Value) and we will substitute this new contract value on the date of death for "remaining purchase payments" used in calculating earnings at death. (Had the death benefit been paid, the contract and any attached riders would terminate, resulting in rider charges for certain riders being deducted from the death benefit. Under spousal continuation all riders may not terminate, and only rider charges for terminating riders are deducted.)

After a covered life change other than a spouse that continues the contract, the new owner will be subject to all the limitations and restrictions of the rider just as if they were purchasing a new contract and the age of the new owner at the time of the change will be used to determine the earnings at death percentage going forward. If the new owner does not qualify for the rider on the basis of age we will terminate the rider. If they do qualify for the rider on the basis of age we will substitute the contract value on the date of the ownership changes for remaining purchase payments used in calculating earnings at death.

For an example, see Appendix F.

BENEFIT PROTECTOR PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS)

The Benefit Protector Plus is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector Plus provides reduced benefits if you are 70 or older at the rider effective date. It does not provide any additional benefit before the first rider anniversary and it does not provide any benefit beyond what is offered under the Benefit Protector rider during the second rider year. Be sure to discuss with your investment professional whether or not the Benefit Protector Plus is appropriate for your situation.

If this rider is available in your state and you are 75 or younger at contract issue, you may choose to add the Benefit Protector Plus to your contract. You must elect the Benefit Protector Plus at the time you purchase your contract and your rider effective date will be the contract issue date. This rider is only available for transfers, exchanges or rollovers. If this is a non-qualified annuity, transfers, exchanges or rollovers must be from another annuity or life insurance policy. You may not select this rider if you select the Benefit Protector Rider, 5% Accumulation Death Benefit or the Enhanced Death Benefit.

Qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). Since the benefit paid by the rider is determined by the amount of earnings at death, the amount of the benefit paid may be reduced as a result of taking any surrenders including RMDs. Be sure to discuss with your investment professional and tax advisor whether or not the Benefit Protector Plus is appropriate for your situation.

The Benefit Protector Plus provides that if you die after the first rider anniversary, but before the annuitization start date, and while this contract is in force, we will pay the beneficiary:

-    the benefits payable under the Benefit Protector described above, plus:

- a percentage of purchase payments made within 60 days of contract issue not previously surrendered as follows:

                                    PERCENTAGE IF YOU          PERCENTAGE IF YOU
                                   ARE UNDER AGE 70 ON        ARE 70 OR OLDER ON
RIDER YEAR WHEN DEATH OCCURS;   THE RIDER EFFECTIVE DATE   THE RIDER EFFECTIVE DATE
-----------------------------   ------------------------   ------------------------
One and Two                                 0%                          0%
Three and Four                             10%                       3.75%
Five or more                               20%                        7.5%

Another way to describe the benefits payable under the Benefit Protector Plus rider is as follows:

-    the applicable death benefit plus:

                                                     IF YOU                                        IF YOU
                                              ARE UNDER AGE 70 ON                        T) ARE AGE 70 OR OLDER ON
RIDER YEAR WHEN DEATH OCCURS;         THE RIDER EFFECTIVE DATE, ADD . . .           THE RIDER EFFECTIVE DATE, ADD . . .
-----------------------------   ----------------------------------------------   -----------------------------------------
One                             Zero                                             Zero
Two                             40% x earnings at death (see above)              15% x earnings at death

Three and Four                  40% x (earnings at death + 25% of initial        15% x (earnings at death + 25% of initial
                                purchase payment*)                               purchase payment*)

Five or more                    40% x (earnings at death + 50% of initial        15% x (earnings at death + 50% of initial
                                purchase payment*)                               purchase payment*)

* Initial purchase payments are payments made within 60 days of rider issue not previously surrendered.

TERMINATING THE BENEFIT PROTECTOR PLUS

-    You may terminate the rider within 30 days of the first rider anniversary.

- You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.

- The rider will terminate when you make a full surrender from the contract, on the annuitization start date, or when the death benefit is payable.

-    The rider will terminate if there is an ownership change.

- The rider will terminate when a beneficiary elects an alternative payment plan which is an inherited IRA.

IF YOUR SPOUSE IS SOLE BENEFICIARY and you die before the annuitization start date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid without regard to the Full Surrender Value. (Had the death benefit been paid, the contract and any attached riders would terminate, resulting in rider charges for certain riders being deducted from the death benefit. Under spousal continuation all riders may not terminate, and only rider charges for terminating riders are deducted.) We will then terminate the Benefit Protector Plus (see "Benefits in Case of Death").

For an example, see Appendix G.

THE ANNUITY PAYOUT PERIOD

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting on the annuitization start date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any surrender charges under the payout plans listed below, except under annuity payout Plan E. (See "Charges -- Surrender charge under Annuity Payout Plan E").

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your annuitization start date after any rider charges have been deducted, plus any positive or negative MVA less any purchase payment credit recapture amounts and less any applicable premium tax. If you select a variable annuity payout, we reserve the right to limit the number of subaccounts in which you may invest. The GPAs and the Special DCA fixed account are not available during this payout period.

AMOUNTS OF FIXED AND VARIABLE PAYOUTS DEPEND ON:

-    the annuity payout plan you select;

-    the annuitant's age and, in most cases, sex;

-    the annuity table in the contract; and

-    the amounts you allocated to the accounts at settlement.

In addition, for variable annuity payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate.

For information with respect to transfers between accounts after annuity payouts begin, (see "Making the Most of Your Contract -- Transfer policies").

ANNUITY TABLES

The annuity tables in your contract (Table A and Table B) show the amount of the monthly payouts for each $1,000 of contract value according to the annuitant's age and, when applicable, the annuitant's sex. (Where required by law, we will use a unisex table of settlement rates.)

Table A shows the amount of the first monthly variable annuity payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the annuitization start date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using a 5% assumed interest return results in a higher initial payout, but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.

Table B shows the minimum amount of each fixed annuity payout. We declare current payout rates that we use in determining the actual amount of your fixed annuity payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.

ANNUITY PAYOUT PLANS

You may choose an annuity payout plan by giving us written instructions at least 30 days before the annuitization start date. Generally, you may select one of the Plans A through E below or another plan agreed to by us. Some of the annuity payout plans may not be available if you have selected the Income Assurer Benefit rider.

- PLAN A - LIFE ANNUITY -- NO REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we made only one monthly payout, we will not make any more payouts.

- PLAN B - LIFE ANNUITY WITH FIVE, TEN, 15 OR 20 YEARS CERTAIN:: We make monthly payouts for a guaranteed payout period of five, ten, 15 or 20 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the annuitization start date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

- PLAN C - LIFE ANNUITY -- INSTALLMENT REFUND:: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

-    PLAN D

     - JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

     - JOINT AND LAST SURVIVOR LIFE ANNUITY WITH 20 YEARS CERTAIN: We make monthly annuity payouts during the lifetime of the annuitant and joint annuitant. When either the annuitant or joint annuitant dies, we will continue to make monthly payouts during the lifetime of the survivor. If the survivor dies before we have made payouts for 20 years, we continue to make payouts to the named beneficiary for the remainder of the 20-year period which begins when the first annuity payout is made.

- PLAN E - PAYOUTS FOR A SPECIFIED PERIOD: We make monthly payouts for a specific payout period of ten to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. We determine the present value of the remaining annuity payouts which are assumed to remain level at the amount of the payout that would have been made 7 days prior to the date we determine the present value. The discount rate we use in the calculation is 5.17% for the assumed investment return of 3.5% and 6.67% for the assumed investment return of 5%. (See "Charges -- Surrender charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your surrender to the full discounted value. A 10% IRS penalty tax could apply if you take a surrender. (See "Taxes.")

ANNUITY PAYOUT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If your contract is a qualified annuity, you must select a payout plan as of the annuitization start date set forth in your contract. You have the responsibility for electing a payout plan under your contract that complies with applicable law. Your contract describes your payout plan options. The options will meet certain IRS regulations governing RMDs if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

- in equal or substantially equal payments over a period not longer than your life or over the joint life of you and your designated beneficiary; or

- in equal or substantially equal payments over a period not longer than your life expectancy, or over the joint life expectancy of you and your designated beneficiary; or

- over a period certain not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary.

For qualified and nonqualified contracts with the SecureSource Stages 2 rider, if the annuitization start date is the latest date as described in the "Annuitization Start date" provision, you can choose one of the payout options available under the contract or an alternative fixed annuity payout option available under the rider. Under the rider's payout option, the minimum amount payable shown in Table B will not apply, and you will receive the ALP provided by this rider until the later of the death of covered person (JOINT LIFE: both covered spouses) or depletion of the PBG. If you choose to receive the ALP, the amount payable each year will be equal to the ALP on the annuitization start date. The amount paid in the current contract year will be reduced for any prior withdrawals in that year. These annualized amounts will be paid in monthly installments. If the monthly payment is less than $100, we have the right to change the frequency, but no less frequently than annually. If you choose to receive the ALP rather than a payout option available under the contract, all other contract features, rider features and charges terminate after the annuitization start date except for the principal back guarantee. You must select a payout plan as of the annuitization start date set forth in your contract.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitization start date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed.

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the amount that would otherwise have been applied to a plan to the owner in a lump sum or to change the frequency of the payouts.

DEATH AFTER ANNUITY PAYOUTS BEGIN: If you die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.

TAXES

Under current law, your contract has a tax-deferral feature. Generally, this means you do not pay income tax until there is a taxable distribution (or deemed distribution) from the contract. We will send a tax information reporting form for any year in which we made a taxable or reportable distribution according to our records.

NONQUALIFIED ANNUITIES

Generally, only the increase in the value of a non-qualified annuity contract over the investment in the contract is taxable. Certain exceptions apply. Federal tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when distributions are taken from any one of those contracts.

ANNUITY PAYOUTS: Generally, unlike surrenders described below, the taxation of annuity payouts are subject to exclusion ratios, i.e. a portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment in the contract and will not be taxed. All amounts you receive after your investment in the contract is fully recovered will be subject to tax. Under Annuity Payout Plan A: Life annuity -- no refund, where the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the owner for the last taxable year. Under all other annuity payout plans, where the annuity payouts end before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payouts end. (See "The Annuity Payout Period -- Annuity Payout Plans.")

SURRENDERS: Generally, if you surrender all or part of your nonqualified annuity before the annuitization start date, including surrenders under any optional withdrawal benefit rider, your surrender will be taxed to the extent that the contract value immediately before the withdrawal exceeds the investment in the contract. Different rules may apply if you exchange another contract into this contract.

You also may have to pay a 10% IRS penalty for surrenders of taxable income you make before reaching age 59 1/2 unless certain exceptions apply.

WITHHOLDING: If you receive taxable income as a result of an annuity payout or surrender, including surrenders under any optional withdrawal benefit rider, we may deduct federal, and in some cases state withholding against the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, and you have a valid U.S. address, you may be able to elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as partial or full surrender) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from the payment.

DEATH BENEFITS TO BENEFICIARIES: The death benefit under a nonqualified contract is not exempt from estate (federal or state) or income taxes. In addition, any amount your beneficiary receives that exceeds the investment in the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments. (See also "Benefits in Case of Death -- If You Die Before the Annuitization Start Date").

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR IRREVOCABLE TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities (nonnatural persons) generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will generally remain tax-deferred.

PENALTIES: If you receive amounts from your nonqualified annuity before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

- because of your death or in the event of nonnatural ownership, the death of annuitant;

-    because you become disabled (as defined in the Code);

- if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

-    if it is allocable to an investment before Aug. 14, 1982; or

- if annuity payouts are made under immediate annuities as defined by the Code.

TRANSFER OF OWNERSHIP: Generally, if you transfer ownership of a nonqualified annuity without receiving adequate consideration, the transfer may be treated as a surrender for federal income tax purposes. If the transfer is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer. In general, this rule does not apply to transfers between spouses or former spouses. Please consult your tax advisor for further details.

1035 EXCHANGES: Section 1035 of the Code permits nontaxable exchanges of certain insurance policies, endowment contracts, annuity contracts and qualified long-term care insurance contracts while providing for continued tax deferral of earnings. In addition, Section 1035 permits the carryover of the cost basis from the old policy or contract to the new policy or contract. A 1035 exchange is a transfer from one policy or contract to another policy or contract. The following are nontaxable exchanges: (1) the exchange of a life insurance policy for another life insurance policy or for an endowment, annuity or qualified long-term care insurance contract, (2) the exchange of an endowment contract for an annuity contract or qualified long-term care insurance contract, or for an endowment contract under which payments will begin no later than payments would have begun under the contract exchanged, or qualified long-term care, (3) the exchange of an annuity contract for another annuity contract or for a qualified long-term care insurance contract, and (4) the exchange of a qualified long-term care insurance contract for a qualified long-term care insurance contract. However, if the life insurance policy has an outstanding loan, there may be tax consequences. Depending on the issue date of your original policy or contract, there may be tax or other benefits that are given up to gain the benefits of the new policy or contract. Consider whether the features and benefits of the new policy or contract outweigh any tax or other benefits of the old contract.

For a partial exchange of an annuity contract for another annuity contract, the 1035 exchange is generally tax-free. The investment in the original contract and the earnings on the contract will be allocated proportionately between the original and new contracts. However, IRS Revenue Procedure 2008-24 states if surrenders are taken from either contract within a 12 month period following a partial exchange, the 1035 exchange may be invalidated. In that case, the following will occur 1) the tax-free nature of the partial exchange can be lost,
2) the exchange will be retroactively treated as a taxable surrender on the lesser of the earnings in the original contract or the amount exchanged and 3) the entire amount of the exchange will be treated as a purchase into the second contract. You may receive an amended form 1099-R reporting an invalidated exchange. (If certain life events occur between the date of the partial exchange and the date of the surrender in the first 12 months, the partial exchange could remain valid.) You should consult your tax advisor before taking any surrenders from either contract.

ASSIGNMENT: If you assign or pledge your contract as collateral for a loan, earnings on purchase payments you made after Aug. 13, 1982 will be taxed as a deemed distribution and you may have to pay a 10% IRS penalty.

QUALIFIED ANNUITIES

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan's Summary Plan Description, your IRA disclosure statement, or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When you use your contract to fund a retirement plan or IRA that is already tax-deferred under the Code, the contract will not provide any necessary or additional tax deferral. If your contract is used to fund an employer sponsored plan, your right to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.

ANNUITY PAYOUTS: Under a qualified annuity, except a Roth IRA, Roth 401(k) or Roth 403(b), the entire payout generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA; or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

ANNUITY PAYOUTS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

SURRENDERS: Under a qualified annuity, except a Roth IRA, Roth 401(k) or Roth 403(b), the entire surrender will generally be includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA; or (3) the contract is used to fund a retirement plan and you or your employer have contributed after-tax dollars.

SURRENDERS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans (except for Roth IRAs) are subject to required surrenders called required minimum distributions ("RMDs") beginning at age 70 1/2. RMDs are based on the fair market value of your contract at year-end divided by the life expectancy factor. Certain death benefits and optional riders may be considered in determining the fair market value of your contract for RMD purposes. This may cause your RMD to be higher. Inherited IRAs (including inherited Roth IRAs) are subject to special required minimum distribution rules. You should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.

WITHHOLDING FOR IRAS, ROTH IRAS, SEPS AND SIMPLE IRAS: If you receive taxable income as a result of an annuity payout or a surrender, including surrenders under any optional withdrawal benefit rider, we may deduct withholding against the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full surrender) we compute withholding using 10% of the taxable portion.

The withholding requirements differ if we deliver payment outside the United States and/or you are a non-resident alien.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from the payment.

WITHHOLDING FOR ALL OTHER QUALIFIED ANNUITIES: If you receive directly all or part of the contract value from a qualified annuity, mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. This mandatory withholding will not be imposed if instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan. Payments made to a surviving spouse instead of being directly rolled over to an IRA are also subject to mandatory 20% income tax withholding.

In the below situations, the distribution is subject to an optional 10% withholding instead of the mandatory 20% withholding. We will withhold 10% of the distribution amount unless you elect otherwise.

- the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

-    the payout is a RMD as defined under the Code;

-    the payout is made on account of an eligible hardship; or

-    the payout is a corrective distribution.

State withholding also may be imposed on taxable distributions.

PENALTIES: If you receive amounts from your qualified contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty generally will not apply to any amount received:

-    because of your death;

-    because you become disabled (as defined in the Code);

- if the distribution is part of a series of substantially equal periodic payments made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

- if the distribution is made following severance from employment during the calendar year in which you attain age 55 (TSAs and annuities funding 401(a) plans only);

-    to pay certain medical or education expenses (IRAs only); or

-    if the distribution is made from an inherited IRA.

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he/she receives the payments from the qualified annuity. If you made non-deductible contributions to a traditional IRA, the portion of any distribution from the contract that represents after-tax contributions is not taxable as ordinary income to your beneficiary. You are responsible for keeping all records tracking your non-deductible contributions to an IRA. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met. (See also "Benefits in Case of Death -- If You Die Before the Annuitization Start Date").

ASSIGNMENT: You may not assign or pledge your qualified contract as collateral for a loan.

OTHER

PURCHASE PAYMENT CREDITS: These are considered earnings and are taxed accordingly when surrendered or paid out.

SPECIAL CONSIDERATIONS IF YOU SELECT ANY OPTIONAL RIDER: As of the date of this prospectus, we believe that charges related to these riders are not subject to current taxation. Therefore, we will not report these charges as partial surrenders from your contract. However, the IRS may determine that these charges should be treated as partial surrenders subject to taxation to the extent of any gain as well as the 10% tax penalty for surrenders before the age of 59 1/2, if applicable.

We reserve the right to report charges for these riders as partial surrenders if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report any benefits attributable to these riders on your death as an annuity death benefit distribution, not as proceeds from life insurance.

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.

RIVERSOURCE LIFE'S TAX STATUS: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount's value. This investment income, including realized capital gains, is not subject to any withholding because of federal or state income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities or in our tax status as we then understand it.

TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

VOTING RIGHTS

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

-    the reserve held in each subaccount for your contract; divided by

-    the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

-    laws or regulations change;

-    the existing funds become unavailable; or

- in our judgment, the funds no longer are suitable (or are not the most suitable) for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We may also:

-    add new subaccounts;

-    combine any two or more subaccounts;

-    transfer assets to and from the subaccounts or the variable account; and

-    eliminate or close any subaccounts.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or contract value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the RiverSource Variable Portfolio -- Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your contract (see "Transferring Between Accounts" above).

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments.

ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER

RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as the principal underwriter and general distributor of the contract. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

SALES OF THE CONTRACT

- Only securities broker-dealers ("selling firms") registered with the SEC and members of the FINRA may sell the contract.

- The contract is continuously offered to the public through authorized selling firms. We and RiverSource Distributors have a sales agreement with the selling firm. The sales agreement authorizes the selling firm to offer the contract to the public. RiverSource Distributors pays the selling firm (or an affiliated insurance agency) for contracts its investment professional sell. The selling firm may be required to return sales commissions under certain circumstances including but not limited to when contracts are returned under the free look period.

PAYMENTS WE MAKE TO SELLING FIRMS

- We may use compensation plans which vary by selling firm. For example, some of these plans pay selling firms a commission of up to 7.5% each time a purchase payment is made. We may also pay ongoing trail commissions of up to 1.25% of the contract value. We do not pay or withhold payment of trail commissions based on which investment options you select.

- We may pay selling firms an additional sales commission of up to 1% of purchase payments for a period of time we select. For example, we may offer to pay an additional sales commission to get selling firms to market a new or enhanced contract or to increase sales during the period.

- In addition to commissions, we may, in order to promote sales of the contract, and as permitted by applicable laws and regulation, pay or provide selling firms with other promotional incentives in cash, credit or other compensation. We may offer these promotional incentives to all selling firms. The terms of such arrangements differ between selling firms. These promotional incentives may include but are not limited to:

     - sponsorship of marketing, educational, due diligence and compliance meetings and conferences we or the selling firm may conduct for investment professionals, including subsidy of travel, meal, lodging, entertainment and other expenses related to these meetings;

     - marketing support related to sales of the contract including for example, the creation of marketing materials, advertising and newsletters;

     -    providing service to contract owners; and

     - funding other events sponsored by a selling firm that may encourage the selling firm's investment professionals to sell the contract.

These promotional incentives or reimbursements may be calculated as a percentage of the selling firm's aggregate, net or anticipated sales and/or total assets attributable to sales of the contract, and/or may be a fixed dollar amount. As noted below this additional compensation may cause the selling firm and its investment professionals to favor the contract.

SOURCES OF PAYMENTS TO SELLING FIRMS

We pay the commissions and other compensation described above from our assets. Our assets may include:

- revenues we receive from fees and expenses that you will pay when buying, owning and making a surrender from the contract (see "Expense Summary");

- compensation we or an affiliate receive from the underlying funds in the form of distribution and services fees (see "The Variable Account and the Funds -- The Funds");

- compensation we or an affiliate receive from a fund's investment adviser, subadviser, distributor or an affiliate of any of these (see "The Variable Account and the Funds -- The Funds"); and

- revenues we receive from other contracts we sell that are not securities and other businesses we conduct.

You do not directly pay the commissions and other compensation described above as the result of a specific charge or deduction under the contract. However, you may pay part or all of the commissions and other compensation described above indirectly through:

- fees and expenses we collect from contract owners, including surrender charges; and

- fees and expenses charged by the underlying subaccount funds in which you invest, to the extent we or one of our affiliates receive revenue from the funds or an affiliated person.

POTENTIAL CONFLICTS OF INTEREST

Compensation payment arrangements with selling firms can potentially:

- give selling firms a heightened financial incentive to sell the contract offered in this prospectus over another investment with lower compensation to the selling firm.

- cause selling firms to encourage their investment professionals to sell you the contract offered in this prospectus instead of selling you other alternative investments that may result in lower compensation to the selling firm.

- cause selling firms to grant us access to its investment professionals to promote sales of the contract offered in this prospectus, while denying that access to other firms offering similar contracts or other alternative investments which may pay lower compensation to the selling firm.

PAYMENTS TO INVESTMENT PROFESSIONALS

- The selling firm pays its investment professionals. The selling firm decides the compensation and benefits it will pay its investment professionals.

- To inform yourself of any potential conflicts of interest, ask the investment professional before you buy, how the selling firm and its investment professionals are being compensated and the amount of the compensation that each will receive if you buy the contract.

ISSUER

RiverSource Life issues the contracts. We are located at 829 Ameriprise Financial Center, Minneapolis, MN 55474 and are a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

LEGAL PROCEEDINGS

RiverSource Life is involved in the normal course of business in legal and regulatory proceedings, or regulatory requests for information, concerning matters arising in connection with the conduct of our general business activities as well as generally applicable to business practices in the insurance industry. From time to time, we receive requests for information from, or have been subject to examination by, the SEC, the Financial Industry Regulatory Authority, commonly referred to as FINRA, and several state authorities concerning our business activities and practices. These requests generally include suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements with respect to our annuity and insurance products. We have cooperated with and will continue to cooperate with the applicable regulators regarding their inquiries and examinations.

RiverSource Life is involved in other proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.

ADDITIONAL INFORMATION

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

To the extent and only to the extent that any statement in a document incorporated by reference into this prospectus is modified or superseded by a statement in this prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this prospectus. The Annual Report on Form 10-K of RiverSource Life Insurance Company for the year ended Dec. 31, 2009, that we previously filed with the SEC under the Securities Exchange Act of 1934 (1934 Act) is incorporated by reference into this prospectus. To access this document, see "SEC Filings" under "Investors Relations" on our website at www.ameriprise.com.

RiverSource Life will furnish you without charge a copy of any or all of the documents incorporated by reference into this prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We will do so upon receipt of your written or oral request. You can contact RiverSource Life at the telephone number and address listed on the first page of this prospectus.

AVAILABLE INFORMATION

This prospectus is part of a registration statement we file with the SEC. Additional information on RiverSource Life and on this offering is available in the registration statement. You can obtain copies of these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In addition to this prospectus, the SAI and information about the contract, information incorporated by reference is available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (Securities Act) may be permitted to directors and officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                   APPENDICES

                   TABLE OF CONTENTS AND CROSS-REFERENCE TABLE

APPENDIX NAME                                                             PAGE #
-------------                                                             ------
Appendix A: Example -- Market Value Adjustment (MVA)                       p. 93
Appendix B: Example -- Surrender Charges                                   p. 94
Appendix C: Example -- Death Benefits                                      p. 96
Appendix D: Example -- Optional Living Benefits                            p.100
Appendix E: Additional RMD Disclosure                                      p.101
Appendix F: Example -- Benefit Protector Death Benefit Rider               p.103
Appendix G: Example -- Benefit Protector Plus Death Benefit Rider          p.104

CROSS-REFERENCE                                                           PAGE #
---------------                                                           ------
Guarantee Period Accounts (GPAs)                                           p.
Charges -- Surrender Charges                                               p.
Benefits in Case of Death                                                  p.
Optional Benefits                                                          p.
Optional Benefits                                                          p.
Optional Benefits -- Benefit Protector Death Benefit Rider                 p.
Optional Benefits -- Benefit Protector Plus Death Benefit Rider            p.

The purpose of these appendices is first to illustrate the operation of various contract features and riders; second, to provide additional disclosure regarding various contract features and riders; and lastly, to provide condensed financial history (unaudited) of the subaccounts.

In order to demonstrate the contract features and riders, an example may show hypothetical contract values. These contract values do not represent past or future performance. Actual contract values may be more or less than those shown and will depend on a number of factors, including but not limited to the investment experience of the subaccounts, GPAs, Special DCA fixed account, regular fixed account and the fees and charges that apply to your contract.

The examples of death benefits and optional riders in appendices include a partial surrender to illustrate the effect of a partial surrender on the particular benefit. These examples are intended to show how the optional riders operate, and do not take into account whether the rider is part of a qualified contract. Qualified contracts are subject to required minimum distributions at certain ages which may require you to take partial surrenders from the contract (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). If you are considering the addition of certain death benefits and/or optional riders to a qualified contract, you should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.

APPENDIX A: EXAMPLE -- MARKET VALUE ADJUSTMENT (MVA)

As the examples below demonstrate, the application of an MVA may result in either a gain or a loss of principal. We refer to all of the transactions described below as "early surrenders."

ASSUMPTIONS:

- You purchase a contract and allocate part of your purchase payment to the ten-year GPA; and

- we guarantee an interest rate of 3.0% annually for your ten-year guarantee period; and

- after three years, you decide to make a surrender from your GPA. In other words, there are seven years left in your guarantee period.

Remember that the MVA depends partly on the interest rate of a new GPA for the same number of years as the guarantee period remaining on your GPA. In this case, that is seven years.

EXAMPLE 1: Remember that your GPA is earning 3.0%. Assume at the time of your surrender new GPAs that we offer with a seven-year guarantee period are earning 3.5%. We add 0.10% to the 3.5% rate to get 3.6%. Your GPA's 3.0% rate is less than the 3.6% rate and, so the MVA will be negative.

EXAMPLE 2: Remember again that your GPA is earning 3.0%, and assume that new GPAs that we offer with a seven-year guarantee period are earning 2.5%. We add 0.10% to the 2.5% rate to get 2.6%. In this example, since your GPA's 3.0% rate is greater than the 2.6% rate, the MVA will be positive. To determine that adjustment precisely, you will have to use the formula described below.

SAMPLE MVA CALCULATIONS

The precise MVA formula we apply is as follows:

     EARLY SURRENDER AMOUNT X [(    1 + I   )N/12 - 1] = MVA
                                ------------
                                1 + J + .001

     Where  i =  rate earned in the GPA from which amounts are being transferred or surrendered.

            j = current rate for a new guarantee period equal to the remaining term in the current guarantee period.

            n = number of months remaining in the current guarantee period (rounded up).

EXAMPLES -- MVA

Using assumptions similar to those we used in the examples above:

- You purchase a contract and allocate part of your purchase payment to the ten-year GPA;

- we guarantee an interest rate of 3.0% annually for your ten-year guarantee period; and

- after three years, you decide to make a $1,000 surrender from your GPA. In other words, there are seven years left in your guarantee period.

EXAMPLE 1: You request an early surrender of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your surrender new GPAs that we offer with a seven-year guarantee period are earning 3.5%. Using the formula above, we determine the MVA as follows:

     $1,000 X [(     1.030     )84/12 - 1] = -$39.84
                ---------------
                1 + .035 + .001

In this example, the MVA is a negative $39.84.

EXAMPLE 2: You request an early surrender of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your surrender new GPAs that we offer with a seven-year guarantee period are earning 2.5%. Using the formula above, we determine the MVA as follows:

     $1,000 X [(      1.030    )84/12- 1] = $27.61
                ---------------
                1 + .025 + .001

In this example, the MVA is a positive $27.61.

Please note that when you allocate your purchase payment to the ten-year GPA and your purchase payment is in its fourth year from receipt at the beginning of the guarantee period, your surrender charge percentage is 7%, if you elected the seven-year or ten-year surrender charge schedules and 4% if you elected a five-year surrender charge schedule. (See "Charges -- Surrender Charge.") We do not apply MVAs to the amounts we deduct for surrender charges, so we would deduct the surrender charge from your early surrender after we applied the MVA. Also note that when you request an early surrender, we surrender an amount from your GPA that will give you the net amount you requested after we apply the MVA and any applicable surrender charge, unless you request otherwise.

The current interest rate we offer on the GPA will change periodically at our discretion. It is the rate we are then paying on purchase payments, renewals and transfers paid under this class of contracts for guarantee period durations equaling the remaining guarantee period of the GPA to which the formula is being applied.

APPENDIX B: EXAMPLE -- SURRENDER CHARGES

EXAMPLE -- SURRENDER CHARGES

We determine your surrender charge by multiplying the amount of each purchase payment surrendered which could be subject to a surrender charge by the applicable surrender charge percentage, and then totaling the surrender charges. We calculate the amount of purchase payments surrendered (PPS) as:

PPS = PPSC + PPF

PPSC = purchase payments surrendered that could be subject to a surrender charge
      = (PS - FA) / (CV - FA) x (PP - PPF)
PPF = purchase payments surrendered that are not subject to a surrender charge = FA - contract earnings, but not less than zero
PP    = purchase payments not previously surrendered (total purchase payments -
        PPS from all previous surrenders)
PS    = amount the contract value is reduced by the surrender
FA    = total free amount = greater of contract earnings or 10% of prior anniversary's contract value
CV    = contract value prior to the surrender

When determining the surrender charge, contract earnings are defined as the contract value, including any positive or negative MVA on amounts being surrendered, less purchase payments not previously surrendered. We determine current contract earnings by looking at the entire contract value, not the earnings of any particular subaccount, GPA, the regular fixed account, the Special DCA fixed account. If the contract value is less than purchase payments received and not previously surrendered, then contract earnings are zero.

The examples below show how the surrender charge for a full and partial surrender is calculated for a contract with a seven-year surrender charge schedule. Each example illustrates the amount of the surrender charge for both a contract that experiences gains and a contract that experiences losses, given the same set of assumptions.

FULL SURRENDER CHARGE CALCULATION -- SEVEN-YEAR SURRENDER CHARGE SCHEDULE:

This is an example of how we calculate the surrender charge on a contract with a seven-year (from the date of EACH purchase payment) surrender charge schedule and the following history:

ASSUMPTIONS:

-    We receive a single $50,000 purchase payment;

- During the fourth contract year you surrender the contract for its total value. The surrender charge percentage in the fourth year after a purchase payment is 7.0%; and

-    You have made no prior surrenders.

WE WILL LOOK AT TWO SITUATIONS, ONE WHERE THE CONTRACT HAS A GAIN AND ANOTHER WHERE THERE IS A LOSS:


                                                                         CONTRACT WITH GAIN   CONTRACT WITH LOSS
                                                                         ------------------   ------------------
   Contract value just prior to surrender:                                   $ 60,000.00          $40,000.00
   Contract value on prior anniversary:                                        58,000.00           42,000.00
WE CALCULATE THE SURRENDER CHARGE AS FOLLOWS:

STEP 1. First, we determine the amount of earnings available in the contract at the time of surrender as:
   Contract value just prior to surrender (CV):                                60,000.00           40,000.00
   Less purchase payments received and not previously surrendered (PP):        50,000.00           50,000.00
                                                                             -----------          ----------
   Earnings in the contract (but not less than zero):                          10,000.00                0.00
STEP 2. Next, we determine the total free amount (FA)
   available in the contract as the greatest of the following values:
   Earnings in the contract:                                                   10,000.00                0.00
   10% of the prior anniversary's contract value:                               5,800.00            4,200.00
                                                                             -----------          ----------
   FA (but not less than zero):                                                10,000.00            4,200.00
STEP 3. Next we determine PPF, the amount by which the total free amount (FA) exceeds earnings.
   Total free amount (FA):                                                     10,000.00            4,200.00
   Less earnings in the contract:                                              10,000.00                0.00
                                                                             -----------          ----------
   PPF (but not less than zero):                                                    0.00            4,200.00
STEP 4. Next we determine PS, the amount by which the contract value is reduced by the surrender.
   PS:                                                                         60,000.00           40,000.00
STEP 5. Now we can determine how much of the PP is being surrendered
   (PPS) as follows:
   PPS = PPF + PPSC = PPF+ (PS - FA) /(CV - FA) * (PP - PPF)
   PPF from Step 3 =                                                                0.00            4,200.00
   PS from Step 4 =                                                            60,000.00           40,000.00
   CV from Step 1 =                                                            60,000.00           40,000.00
   FA from Step 2 =                                                            10,000.00            4,200.00
   PP from Step 1 =                                                            50,000.00           50,000.00
                                                                             -----------          ----------
   PPS =                                                                       50,000.00           50,000.00
STEP 6. We then calculate the surrender charge as a percentage of PPS.
   Note that for a contract with a loss, PPS may be greater than the amount you request to surrender:
   PPS:                                                                        50,000.00           50,000.00
   less PPF:                                                                        0.00            4,200.00
                                                                             -----------          ----------
   PPSC = amount of PPS subject to a surrender charge:                         50,000.00           45,800.00
   multiplied by the surrender charge rate:                                        x 7.0%              x 7.0%
                                                                             -----------          ----------
   surrender charge:                                                            3,500.00            3,206.00
STEP 7. The dollar amount you will receive as a result of your full surrender is determined as:
   Contract value surrendered:                                                 60,000.00           40,000.00
   SURRENDER CHARGE:                                                           (3,500.00)          (3,206.00)
   Contract charge (assessed upon full surrender):                                (40.00)             (40.00)
                                                                             -----------          ----------
   NET FULL SURRENDER PROCEEDS:                                              $ 56,460.00          $36,754.00

PARTIAL SURRENDER CHARGE CALCULATION -- SEVEN-YEAR SURRENDER CHARGE SCHEDULE:

This is an example of how we calculate the surrender charge on a contract with a seven-year (from the date of EACH purchase payment) surrender charge schedule and the following history:

ASSUMPTIONS:

-    We receive a single $50,000 purchase payment;

- During the fourth contract year you request a net partial surrender of $15,000.00. The surrender charge percentage in the fourth year after a purchase payment is 7.0%; and

-    You have made no prior surrenders.

WE WILL LOOK AT TWO SITUATIONS, ONE WHERE THE CONTRACT HAS A GAIN AND ANOTHER WHERE THERE IS A LOSS:

                                                                         CONTRACT WITH GAIN   CONTRACT WITH LOSS
                                                                         ------------------   ------------------
   Contract value just prior to surrender:                                   $60,000.00           $40,000.00
   Contract value on prior anniversary:                                       58,000.00            42,000.00

We determine the amount of contract value that must be surrendered in order for the net partial surrender proceeds to match the amount requested. We start with an estimate of the amount of contract value to surrender and calculate the resulting surrender charge and net partial surrender proceeds as illustrated below. We then adjust our estimate and repeat until we determine the amount of contract value to surrender that generates the desired net partial surrender proceeds.

WE CALCULATE THE SURRENDER CHARGE FOR EACH ESTIMATE AS FOLLOWS:

STEP 1. First, we determine the amount of earnings available in the contract at the time of surrender as:
   Contract value just prior to surrender (CV):                               60,000.00            40,000.00
   Less purchase payments received and not previously surrendered (PP):       50,000.00            50,000.00
                                                                             ----------           ----------
   Earnings in the contract (but not less than zero):                         10,000.00                 0.00
STEP 2. Next, we determine the total free amount (FA) available in the contract as the greatest of the following values:
   Earnings in the contract:                                                  10,000.00                 0.00
   10% of the prior anniversary's contract value:                              5,800.00             4,200.00
                                                                             ----------           ----------
   FA (but not less than zero):                                               10,000.00             4,200.00
STEP 3. Next we determine PPF, the amount by which the total free amount (FA) exceeds earnings.
   Total free amount (FA):                                                    10,000.00             4,200.00
   Less earnings in the contract:                                             10,000.00                 0.00
                                                                             ----------           ----------
   PPF (but not less than zero):                                                   0.00             4,200.00
STEP 4. Next we determine PS, the amount by which the contract value is reduced by the surrender.
   PS (determined by iterative process described above):                      15,376.34            16,062.31
STEP 5. Now we can determine how much of the PP is being surrendered
   (PPS) as follows:
   PPS = PPF + PPSC = PPF + (PS - FA) /(CV - FA) * (PP - PPF)
   PPF from Step 3 =                                                               0.00             4,200.00
   PS from Step 4 =                                                           15,376.34            16,062.31
   CV from Step 1 =                                                           60,000.00            40,000.00
   FA from Step 2 =                                                           10,000.00             4,200.00
   PP from Step 1 =                                                           50,000.00            50,000.00
                                                                             ----------           ----------
   PPS =                                                                       5,376.34            19,375.80
STEP 6. We then calculate the surrender charge as a percentage of PPS.
   Note that for a contract with a loss, PPS may be greater than the amount you request to surrender:
   PPS:                                                                        5,376.34            19,375.80
   less PPF:                                                                       0.00             4,200.00
                                                                             ----------           ----------
   PPSC = amount of PPS subject to a surrender charge:                         5,376.34            15,175.80
   multiplied by the surrender charge rate:                                       x 7.0%               x 7.0%
                                                                             ----------           ----------
   surrender charge:                                                             376.34             1,062.31
STEP 7. The dollar amount you will receive as a result of your partial surrender is determined as:
   Contract value surrendered:                                                15,376.34            16,062.31
   SURRENDER CHARGE:                                                            (376.34)           (1,062.31)
                                                                             ----------           ----------
   NET PARTIAL SURRENDER PROCEEDS:                                           $15,000.00           $15,000.00

APPENDIX C: EXAMPLE -- DEATH BENEFITS

EXAMPLE -- ROPP DEATH BENEFIT

ASSUMPTIONS:

-    You purchase the contract with a payment of $20,000; and

- on the first contract anniversary you make an additional purchase payment of $5,000; and

- During the second contract year the contract value falls to $22,000 and you take a $1,500 (including surrender charge) partial surrender; and

-    During the third contract year the contract value grows to $23,000.

WE CALCULATE THE ROPP DEATH BENEFIT AS FOLLOWS:

Contract value at death:                               $23,000.00
                                                       ==========
Purchase payments minus adjusted partial surrenders:
   Total purchase payments:                            $25,000.00
   minus adjusted partial surrenders calculated as:
   $1,500 x $25,000 =
   ----------------
        $22,000                                         -1,704.54
                                                       ----------
   for a death benefit of:                             $23,295.45
                                                       ==========
THE ROPP DEATH BENEFIT, CALCULATED AS THE GREATEST
   OF THESE TWO VALUES:                                             23,295.45

EXAMPLE -- MAV DEATH BENEFIT

-    You purchase the contract with a payment of $25,000; and

-    on the first contract anniversary the contract value grows to $26,000; and

- During the second contract year the contract value falls to $22,000, at which point you take a $1,500 (including surrender charge) partial surrender, leaving a contract value of $20,500.

WE CALCULATE THE MAV DEATH BENEFIT, WHICH IS BASED ON THE GREATER OF THREE VALUES, AS FOLLOWS:

1. CONTRACT VALUE AT DEATH:                               $20,500.00
                                                          ==========
2. PURCHASE PAYMENTS MINUS ADJUSTED PARTIAL SURRENDERS:
   Total purchase payments:                               $25,000.00
   minus adjusted partial surrenders, calculated as:
   $1,500 x $25,000 =
   ----------------
        $22,000                                            -1,704.55
                                                          ----------
   for a death benefit of:                                $23,295.45
                                                          ==========
3. THE MAV IMMEDIATELY PRECEDING THE DATE OF DEATH:
   Greatest of your contract anniversary values:          $26,000.00
   plus purchase payments made since the prior
      anniversary:                                             +0.00
   minus adjusted partial surrenders, calculated as:
   $1,500 x $26,000 =
   ----------------
        $22,000                                            -1,772.73
                                                          ----------
   for a death benefit of:                                $24,227.27
                                                          ==========
THE MAV DEATH BENEFIT, CALCULATED AS THE GREATEST OF
   THESE THREE VALUES, WHICH IS THE MAV:                               $24,227.27

EXAMPLE -- 5% ACCUMULATION DEATH BENEFIT

ASSUMPTIONS:

- You purchase the contract with a payment of $25,000 with $5,000 allocated to the regular fixed account and $20,000 allocated to the subaccounts; and

- on the first contract anniversary the regular fixed account value is $5,200 and the subaccount value is $17,000. Total contract value is $23,200; and

- During the second contract year the regular fixed account value is $5,300 and the subaccount value is $19,000. Total contract value is $24,300. You take a $1,500 (including surrender charge) partial surrender all from the subaccounts, leaving the contract value at $22,800.

THE DEATH BENEFIT, WHICH IS BASED ON THE GREATEST OF THREE VALUES, IS CALCULATED AS FOLLOWS:

1. CONTRACT VALUE AT DEATH:                            $22,800.00
                                                       ==========
2. PURCHASE PAYMENTS MINUS ADJUSTED PARTIAL
   SURRENDERS:
   Total purchase payments:                            $25,000.00
   minus adjusted partial surrenders, calculated as:
   $1,500 x $25,000 =
   ----------------
        $24,300                                         -1,543.21
                                                       ----------
   for a death benefit of:                             $23,456.79
                                                       ==========
3. THE 5% ACCUMULATION DEATH BENEFIT FLOOR:
   The variable account floor on the first contract
      anniversary, calculated as: 1.05 x $20,000 =     $21,000.00
   plus amounts allocated to the subaccounts since
      that anniversary:                                     +0.00
   minus the 5% accumulation death benefit floor
      adjusted partial surrender from the
      subaccounts, calculated as:
   $1,500 x $21,000 =
   ----------------
        $19,000                                         -1,657.89
                                                       ----------
   variable account floor benefit:                     $19,342.11
   plus the regular fixed account value:                +5,300.00
                                                       ----------
   5% accumulation death benefit floor (value of the
      regular fixed account and the variable
      account floor):                                  $24,642.11
                                                       ==========
THE 5% ACCUMULATION DEATH BENEFIT, CALCULATED AS THE
   GREATEST OF THESE THREE VALUES, WHICH IS THE 5%
   ACCUMULATION DEATH BENEFIT FLOOR:                                $24,642.11

EXAMPLE -- ENHANCED DEATH BENEFIT

ASSUMPTIONS:

- You purchase the contract with a payment of $25,000 with $5,000 allocated to the regular fixed account and $20,000 allocated to the subaccounts; and

- on the first contract anniversary the regular fixed account value is $5,200 and the subaccount value is $17,000. Total contract value is $23,200; and

- During the second contract year the regular fixed account value is $5,300 and the subaccount value is $19,000. Total contract value is $24,300. You take a $1,500 (including surrender charge) partial surrender all from the subaccounts, leaving the contract value at $22,800.

THE DEATH BENEFIT, WHICH IS BASED ON THE GREATEST OF FOUR VALUES, IS CALCULATED AS FOLLOWS:

1. CONTRACT VALUE AT DEATH:                               $22,800.00
                                                          ==========
2. PURCHASE PAYMENTS MINUS ADJUSTED PARTIAL SURRENDERS:
   Total purchase payments:                               $25,000.00
   minus adjusted partial surrenders, calculated as:
   $1,500 x $25,000 =
   ----------------
       $24,300                                             -1,543.21
                                                          ----------
   for a death benefit of:                                $23,456.79
                                                          ==========
3. THE MAV ON THE ANNIVERSARY IMMEDIATELY PRECEDING
   THE DATE OF DEATH:
   The MAV on the immediately preceding anniversary:      $25,000.00
   plus purchase payments made since that anniversary:         +0.00
   minus adjusted partial surrenders made since that
      anniversary, calculated as:
   $1,500 x $25,000 =
   ----------------
       $24,300                                             -1,543.21
                                                          ----------
   for a MAV Death Benefit of:                            $23,456.79
                                                          ==========
4. THE 5% ACCUMULATION DEATH BENEFIT FLOOR:
   The variable account floor on the first contract
      anniversary calculated as: 1.05 x $20,000 =         $21,000.00
   plus amounts allocated to the subaccounts since
      that anniversary:                                        +0.00
   minus the 5% accumulation death benefit floor
      adjusted partial surrender from the
      subaccounts, calculated as:
   $1,500 x $21,000 =
   ----------------
       $19,000                                             -1,657.89
                                                          ----------
   variable account floor benefit:                        $19,342.11
   plus the regular fixed account value:                   +5,300.00
                                                          ----------
   5% accumulation death benefit floor (value of the
      regular fixed account and the variable
      account floor):                                     $24,642.11
                                                          ==========
ENHANCED DEATH BENEFIT, CALCULATED AS THE GREATEST
   OF THESE FOUR VALUES, WHICH IS THE 5%
   ACCUMULATION DEATH BENEFIT FLOOR:                                   $24,642.11
                                                                       $24,642.11

APPENDIX D: EXAMPLE -- OPTIONAL LIVING BENEFITS

EXAMPLE -- ACCUMULATION PROTECTOR BENEFIT

The following example shows how the Accumulation Protector Benefit rider works based on hypothetical values. It is not intended to depict investment performance of the contract.

The example assumes:

- You purchase the contract (with the Accumulation Protector Benefit rider) with a payment of $100,000.

-    You make no additional purchase payments.

-    You do not exercise the elective step-up option

                  Partial        MCAV                                 Hypothetical
                 Surrender    Adjustment                                 Assumed
End of          (beginning   for Partial              Accumulation      Contract
Contract Year    of year)     Surrender      MCAV    Benefit Amount       Value
-------------   ----------   -----------   -------   --------------   ------------
1                      0            0      100,000            0        112,000
2                      0            0      102,400            0        128,000
3                      0            0      108,000            0        135,000
4                      0            0      108,000            0        118,000
5                      0            0      108,000            0        100,000
6                  2,000        2,160      105,840            0        122,000
7                      0            0      112,000            0        140,000
8                      0            0      112,000            0        121,000
9                  5,000        4,628      107,372            0         98,000
10                     0            0      107,372       22,372         85,000

EXAMPLE -- SECURESOURCE STAGES 2 RIDERS

ASSUMPTIONS:

- You purchase the contract with a payment of $100,000 and make no additional payments to the contract.

- You are the sole owner and also the annuitant. You (and your spouse for the joint benefit) are age 61.

- Annual step-ups are applied each anniversary when available, where the contract value is greater than the PBG and/or the BB. Applied Annual step-ups are indicated in BOLD.

-    You elect the Moderate investment option at issue.

                                     HYPOTHETICAL
CONTRACT                              ASSUMED                                BENEFIT                                     LIFETIME
DURATION   PURCHASE     PARTIAL       CONTRACT                             DETERMINING                                    PAYMENT
IN YEARS   PAYMENTS   WITHDRAWALS      VALUE           BB          WAB      PERCENTAGE      PBG        ALP      RALP      PERCENT
--------   --------   -----------   -------------   --------    --------   -----------   --------    ------    ------    --------
At Issue   $100,000          NA        $100,000     $100,000    $100,000       0.0%      $100,000    $4,000    $4,000(1)     4%
       1          0           0          98,000      108,000     108,000       9.3%       100,000     5,400     5,400(2)     5%
       2          0           0         105,000      114,000     114,000       7.9%       105,000     5,700     5,700        5%
       3          0           0         118,000      120,000     120,000       1.7%       118,000     6,000     6,000        5%
     3.5          0       6,000         112,000      120,000     113,898       1.7%       112,000     6,000         0        5%
       4          0           0         115,000      120,000     115,000       0.0%       115,000     6,000     6,000        5%
       5          0           0         130,000      130,000     130,000       0.0%       130,000     7,800(3)  7,800(3)     6%(3)
       6          0           0         110,000      130,000     130,000      15.4%       130,000     7,800     7,800        6%
       7          0           0         100,000      130,000     130,000      23.1%       130,000     6,500(4)  6,500(4)     5%(4)
     7.5          0      10,000          90,000      117,000(5)  117,000      23.1%       108,000(5)  5,850(5)      0        5%
       8          0           0          80,000      117,000     117,000      31.6%       108,000     5,850     5,850        5%
       9          0           0          95,000      117,000     117,000      18.8%       108,000     7,020(4)  7,020(4)     6%(4)

(1) The ALP and RALP are based on percentage B until the end of the 1-year waiting period.

(2) Since no withdrawal was taken, at the end of the 1-year waiting period, the ALP and RALP are recalculated based on percentage A.

(3) Because the annual step-up increased the BB on the anniversary and the covered person's (for the joint benefit, younger covered spouse's) attained age is in a higher age band, the lifetime payment percentage increased.

(4) The lifetime payment percentage is based on percentage A when the BDP is less than 20% and percentage B when the BDP is greater than or equal to 20%.

(5) The $10,000 withdrawal is greater than the $6,500 RALP allowed under the rider and therefore excess withdrawal processing is applied. The BB and PBG are reset as described in "Lifetime Benefit Description - Determination of Adjustment of Benefit Values".

APPENDIX E: ADDITIONAL RMD DISCLOSURE

This appendix describes our current administrative practice for determining the amount of withdrawals in any contract year which an owner may take under the SecureSource Stages 2 rider to satisfy the RMD rules under 401(a)(9) of the Code without application of the excess withdrawal processing described in the rider. We reserve the right to modify this administrative practice at any time upon 30 days' written notice to you.

For contract holders subject to annual RMD rules under Section 401(a)(9) of the Code, amounts you withdraw from this contract to satisfy these rules are not subject to excess withdrawal processing under the terms of the rider, subject to the following rules and our current administrative practice:

(1) If on the date we calculated your ALERMDA, it is greater than the RALP from the beginning of the current contract year, adjusted for any subsequent changes between percentage A and percentage B as described under "Lifetime Payment Percentage."

     - A Lifetime Additional Benefit Amount (LABA) will be set equal to that portion of your ALERMDA that exceeds the value of RALP from the beginning of the current contract year, adjusted for any subsequent changes between percentage A and percentage B as described under "Lifetime Payment Percentage"

     - Any withdrawals taken in a contract year will count first against and reduce the RALP for that contract year.

     - Once the RALP for the current contract year has been depleted, any additional amounts withdrawn will count against and reduce the LABA. These withdrawals will not be considered excess withdrawals with regard to the ALP as long as they do not exceed the remaining LABA.

     - Once the LABA has been depleted, any additional withdrawal amounts will be considered excess withdrawals with regard to the ALP and will subject the ALP to the excess withdrawal processing described by the SecureSource Stages 2 rider.

(2) If the ALP is established on a contract anniversary where your current ALERMDA is greater than the new RALP,

     - An initial LABA will be set equal to that portion of your ALERMDA that exceeds the new RALP.

     - This new LABA will be immediately reduced by the amount that total withdrawals in the current calendar year exceed the new RALP, but shall not be reduced to less than zero.

The ALERMDA is:

(1)  determined by us each calendar year;

(2) based on your initial purchase payment and not the entire interest value in the calendar year of contract issue and therefore may not be sufficient to allow you to withdraw your RMD without causing an excess withdrawal;

(3)  based on the value of this contract alone on the date it is determined;

(4) based on your recalculated life expectancy taken from the Uniform Lifetime Table under the Code; and

(5) based on the company's understanding and interpretation of the requirements for life expectancy distributions intended to satisfy the required minimum distribution rules under Code Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable on the effective date of this prospectus, to:

     1.   an individual retirement annuity (Section 408(b));

     2.   a Roth individual retirement account (Section 408A);

     3.   a Simplified Employee Pension plan (Section 408(k));

     4.   a tax-sheltered annuity rollover (Section 403(b)).

In the future, the requirements under the Code for such distributions may change and the life expectancy amount calculation provided under your SecureSource Stages 2 rider may not be sufficient to satisfy the requirements under the Code for these types of distributions. In such a situation, amounts withdrawn to satisfy such distribution requirements will exceed your available RALP amount and may result in the reduction of your guaranteed values as described under the excess withdrawal provision of the rider.

In cases where the Code does not allow the life expectancy of a natural person to be used to calculate the required minimum distribution amount (e.g., ownerships by trusts and charities), we will calculate the life expectancy RMD amount calculated by us as zero in all years.

Please contact your tax advisor about the impact of those rules prior to purchasing the SecureSource Stages 2 rider.

APPENDIX F: EXAMPLE -- BENEFIT PROTECTOR DEATH BENEFIT RIDER

EXAMPLE OF THE BENEFIT PROTECTOR

ASSUMPTIONS:

- You purchase the contract with a payment of $100,000 and you are under age 70; and

-    You select the MAV Death Benefit and the 7-year surrender charge schedule.

During the first contract year the contract value grows to $105,000. The death benefit under the MAV Death Benefit equals the contract value, $105,000. You have not reached the first contract anniversary so the Benefit Protector does not provide any additional benefit at this time.
On the first contract anniversary the contract value grows to $110,000. The death benefit equals:
   MAV Death Benefit (contract value):                                             $110,000
   plus the Benefit Protector benefit which equals 40% of earnings at death
   (MAV Death Benefit minus remaining purchase payments for the Current
       Contract):
   0.40 x ($110,000 - $100,000) =                                                    +4,000
                                                                                   --------
Total death benefit of:                                                            $114,000
On the second contract anniversary the contract value falls to $105,000. The death benefit equals:
   MAV Death Benefit (MAV):                                                        $110,000
   plus the Benefit Protector benefit (40% of earnings at death):
   0.40 x ($110,000 - $100,000) =                                                    +4,000
                                                                                   --------
Total death benefit of:                                                            $114,000
During the third contract year the contract value remains at $105,000 and you request a partial surrender of $50,000, including the applicable 7% surrender charges. We will surrender $10,500 from your contract value free of charge
   (10% of your prior anniversary's contract value). The remainder of the surrender is subject to a 7% surrender charge because your payment is in the third year of the surrender charge schedule, so we will withdraw $39,500
   ($36,735 + $2,765 in surrender charges) from your contract value. Altogether, we will surrender $50,000 and pay you $47,235. We calculate purchase payments not previously surrendered as $100,000 - $45,000 = $55,000 (remember that
   $5,000 of the partial surrender is contract earnings). The death benefit equals:
MAV Death Benefit (MAV adjusted for partial surrenders):                           $ 57,619
   plus the Benefit Protector benefit (40% of earnings at death):
   0.40 x ($57,619 - $55,000) =                                                      +1,048
                                                                                   --------
Total death benefit of:                                                            $ 58,667
On the third contract anniversary the contract value falls to $40,000. The death benefit equals the previous death benefit. The reduction in contract value has no effect.
On the ninth contract anniversary the contract value grows to a new high of
   $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously surrendered that are one or more years old.
The death benefit equals:
MAV Death Benefit (contract value):                                                $200,000
   plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not previously surrendered that are one or more
   years old)                                                                       +55,000
                                                                                   --------
Total death benefit of:                                                            $255,000
During the tenth contract year you make an additional purchase payment of
   $50,000. Your new contract value is now $250,000. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector value.
   The death benefit equals:
MAV Death Benefit (contract value):                                                $250,000
   plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not previously surrendered that are one or more
   years old)                                                                       +55,000
                                                                                   --------
Total death benefit of:                                                            $305,000
During the eleventh contract year the contract value remains $250,000 and the
   "new" purchase payment is one year old and the value of the Benefit Protector changes. The death benefit equals:
MAV Death Benefit (contract value):                                                $250,000
   plus the Benefit Protector benefit (40% of earnings at death up to a maximum of 100% of purchase payments not previously surrendered that are one or more years old)
   0.40 x ($250,000 - $105,000) =                                                   +58,000
                                                                                   --------
Total death benefit of:                                                            $308,000

APPENDIX G: EXAMPLE -- BENEFIT PROTECTOR PLUS DEATH BENEFIT RIDER

EXAMPLE OF THE BENEFIT PROTECTOR PLUS

ASSUMPTIONS:

-    You purchase the contract with a payment of $100,000 and you are under age
     70. You select the MAV Death Benefit and the 7-year surrender charge schedule.

During the first contract year the contract value grows to $105,000. The death benefit equals MAV Death Benefit, which is the contract value, or $105,000.
   You have not reached the first contract anniversary so the Benefit Protector
   Plus does not provide any additional benefit at this time.
On the first contract anniversary the contract value grows to $110,000. You have not reached the second contract anniversary so the Benefit Protector Plus does not provide any additional benefit beyond what is provided by the
   Benefit Protector at this time. The death benefit equals:
MAV Death Benefit (contract value):                                                $110,000
   plus the Benefit Protector Plus benefit which equals 40% of earnings at death
   (MAV Death Benefit minus remaining purchase payments):
   0.40 x ($110,000 - $100,000) =                                                    +4,000
                                                                                   --------
Total death benefit of:                                                            $114,000
On the second contract anniversary the contract value falls to $105,000. The death benefit equals:
   MAV Death Benefit (MAV):                                                        $110,000
   plus the Benefit Protector Plus benefit which equals 40% of earnings at death:
   0.40 x ($110,000 - $100,000) =                                                    +4,000
   plus 10% of purchase payments made within 60 days of contract issue and not
   previously surrendered: 0.10 x $100,000 =                                        +10,000
                                                                                   --------
Total death benefit of:                                                            $124,000
During the third contract year the contract value remains at $105,000 and you request a partial surrender of $50,000, including the applicable 7% surrender charge. We will surrender $10,500 from your contract value free of charge
   (10% of your prior anniversary's contract value). The remainder of the surrender is subject to a 7% surrender charge because your payment is in the third year of the surrender charge schedule, so we will surrender $39,500
   ($36,735 + $2,765 in surrender charges) from your contract value. Altogether, we will surrender $50,000 and pay you $47,235. We calculate purchase payments not previously surrendered as $100,000 - $45,000 = $55,000 (remember that
   $5,000 of the partial surrender is contract earnings). The death benefit equals:
MAV Death Benefit (MAV adjusted for partial surrenders):                           $ 57,619
   plus the Benefit Protector Plus benefit which equals 40% of earnings at death:
   0.40 x ($57,619 - $55,000) =                                                      +1,048
   plus 10% of purchase payments made within 60 days of contract issue and not
      previously surrendered: 0.10 x $55,000 =                                       +5,500
                                                                                   --------
Total death benefit of:                                                            $ 64,167
On the third contract anniversary the contract value falls $40,000. The death benefit equals the previous death benefit. The reduction in contract value has no effect.
On the ninth contract anniversary the contract value grows to a new high of
   $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously surrendered that are one or more years old. Because we are beyond the fourth contract anniversary the Benefit Protector Plus also reaches its maximum of 20%. The death benefit equals:
MAV Death Benefit (contract value):                                                $200,000
   plus the Benefit Protector Plus benefit which equals 40% of earnings at death, up to a maximum of 100% of purchase payments not previously
      surrendered that are one or more years old                                    +55,000
   plus 20% of purchase payments made within 60 days of contract issue and not
      previously surrendered: 0.20 x $55,000 =                                      +11,000
                                                                                   --------
Total death benefit of:                                                            $266,000
During the tenth contract year you make an additional purchase payment of
   $50,000. Your new contract value is now $250,000. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector Plus value. The death benefit equals:
MAV Death Benefit (contract value):                                                $250,000
   plus the Benefit Protector Plus benefit which equals 40% of earnings at death, up to a maximum of 100% of purchase payments not previously
      surrendered that are one or more years old                                    +55,000
   plus 20% of purchase payments made within 60 days of contract issue and not
      previously surrendered: 0.20 x $55,000 =                                      +11,000
                                                                                   --------
Total death benefit of:                                                            $316,000
During the eleventh contract year the contract value remains $250,000 and the
   "new" purchase payment is one year old.
   The value of the Benefit Protector Plus remains constant. The death benefit equals:

MAV Death Benefit (contract value):                                                $250,000
   plus the Benefit Protector Plus benefit which equals 40% of earnings at death
   (MAV rider minus payments not previously surrendered):
   0.40 x ($250,000 - $105,000) =                                                   +58,000
   plus 20% of purchase payments made within 60 days of contract issue and not
      previously surrendered: 0.20 x $55,000 =                                      +11,000
                                                                                   --------
Total death benefit of:                                                            $319,000

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Calculating Annuity Payouts                                                   p.3
Rating Agencies                                                               p.4
Revenues Received During Calendar Year 2009                                   p.4
Principal Underwriter                                                         p.5
Independent Registered Public Accounting Firm                                 p.5
Condensed Financial Information (Unaudited)                                   p.6
Financial Statements

(RIVERSOURCE INSURANCE LOGO)

RiverSource Life Insurance Company
829 Ameriprise Financial Center
Minneapolis, MN 55474
1 (800) 333-3437

           RiverSource Distributors, Inc. (Distributor), Member FINRA.
Insurance and annuity products are issued by RiverSource Life Insurance Company.

      (C)2008-2010 RiverSource Life Insurance Company. All rights reserved.

PART B.

                       STATEMENT OF ADDITIONAL INFORMATION

                                       FOR

                RIVERSOURCE(R) RETIREMENT SELECT VARIABLE ANNUITY

                      RIVERSOURCE VARIABLE ANNUITY ACCOUNT
            (previously American Enterprise Variable Annuity Account)

                                _______ __, 2011

RiverSource Variable Annuity Account is a separate account of RiverSource Life Insurance Company (RiverSource Life).

This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained from your investment professional, or by writing or calling us at the address and telephone number below. This SAI contains financial information for all the subaccounts of the RiverSource Variable Annuity Account. Not all subaccounts shown will apply to your specific contract.

RiverSource Life Insurance Company
829 Ameriprise Financial Center
Minneapolis, MN 55474
(800) 333-3437

TABLE OF CONTENTS

Calculating Annuity Payouts..............................................   p.3
Rating Agencies..........................................................   p.4
Revenues Received During Calendar Year 2009..............................   p.4
Principal Underwriter....................................................   p.5
Independent Registered Public Accounting Firm............................   p.5
Condensed Financial Information (Unaudited)..............................   p.6
Financial Statements


2 RIVERSOURCE VARIABLE ANNUITY ACCOUNT

CALCULATING ANNUITY PAYOUTS

VARIABLE ANNUITY PAYOUTS

We do the following calculations separately for each of the subaccounts of the variable account. The separate monthly payouts, added together, make up your total variable annuity payout.

INITIAL PAYOUT: To compute your first monthly payout, we:

- determine the dollar value of your contract on the valuation date and deduct any applicable premium tax; then

- apply the result to the annuity table contained in the contract or another table at least as favorable.

The annuity table shows the amount of the first monthly payout for each $1,000 of value which depends on factors built into the table, as described below.

ANNUITY UNITS: We then convert the value of your subaccount to annuity units. To compute the number of units credited to you, we divide the first monthly payout by the annuity unit value (see below) on the valuation date. The number of units in your subaccount is fixed. The value of the units fluctuates with the performance of the underlying fund.

SUBSEQUENT PAYOUTS: To compute later payouts, we multiply:

-    the annuity unit value on the valuation date; by

-    the fixed number of annuity units credited to you.

ANNUITY UNIT VALUES: We originally set this value at $1 for each subaccount. To calculate later values we multiply the last annuity value by the product of:

-    the net investment factor; and

-    the neutralizing factor.

The purpose of the neutralizing factor is to offset the effect of the assumed rate built into the annuity table. With an assumed investment rate of 5%, the neutralizing factor is 0.999866 for a one day valuation period.

NET INVESTMENT FACTOR: We determine the net investment factor by:

- adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

-    dividing that sum by the previous adjusted net asset value per share; and

- subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the net investment factor may be greater or less than one, and the annuity unit value may increase or decrease. You bear this investment risk in a subaccount.

FIXED ANNUITY PAYOUTS

We guarantee your fixed annuity payout amounts. Once calculated, your payout will remain the same and never change.

To calculate your annuity payouts we:

- take the amount of contract value at the retirement date or the date you selected to begin receiving your annuity payouts and which you want to be applied to fixed annuity payouts; then

- using an annuity table, we apply the value according to the annuity payout plan you select.

The annuity payout table we use will be the one in effect at the time you choose to begin your annuity payouts. The values in the table will be equal to or greater than the table in your contract.


                                          RIVERSOURCE VARIABLE ANNUITY ACCOUNT 3

RATING AGENCIES

We receive ratings from independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. The ratings reflect each agency's estimation of our ability to meet our contractual obligations such as making annuity payouts and paying death benefits and other distributions. As such, the ratings relate to our general account and not to the subaccounts. This information generally does not relate to the management or performance of the subaccounts.

For detailed information on the agency ratings given to RiverSource Life, contact your investment professional. You also may view our current ratings by visiting the agency websites directly at:

A.M. Best           www.ambest.com
Fitch               www.fitchratings.com
Moody's             www.moodys.com/insurance
Standard & Poor's   www.standardandpoors.com

A.M. Best -- Rates insurance companies for their financial strength.

Fitch -- Rates insurance companies for their claims-paying ability.

Moody's -- Rates insurance companies for their financial strength.

Standard & Poor's -- Rates insurance companies for their financial strength.

REVENUES RECEIVED DURING CALENDAR YEAR 2009

The following table shows the unaffiliated funds ranked according to highest to lowest total dollar amounts the funds and their affiliates paid to us and/or our affiliates in 2009. Some of these funds may not be available under your contract or policy. Please see your contract or policy prospectus regarding the investment options available to you.

Fidelity(R) Variable Insurance Products                                      $16,862,538.30
Oppenheimer Variable Account Funds                                           $16,181,350.38
Wanger Advisors Trust                                                        $ 9,058,474.96
Columbia Funds Variable Insurance Trust                                      $ 8,079,865.39
Janus Aspen Series                                                           $ 8,045,298.84
Invesco Variable Insurance Funds (previously AIM Variable Insurance Funds)   $ 7,421,603.88
AllianceBernstein Variable Products Series Fund, Inc.                        $ 6,944,576.59
Van Kampen Life Investment Trust                                             $ 6,875,389.20
PIMCO Variable Insurance Trust                                               $ 6,211,733.09
American Century(R) Variable Portfolios, Inc.                                $ 4,784,673.03
Franklin(R) Templeton(R) Variable Insurance Products Trust                   $ 4,340,994.50
Eaton Vance Variable Trust                                                   $ 3,894,123.46
Goldman Sachs Variable Insurance Trust                                       $ 2,774,705.10
MFS(R) Variable Insurance Trust(SM)                                          $ 2,592,681.47
The Universal Institutional Funds, Inc.                                      $ 2,356,481.41
Evergreen Variable Annuity Trust                                             $ 1,975,681.74
Neuberger Berman Advisers Management Trust                                   $ 1,350,137.36
Wells Fargo Advantage Variable Trust Funds                                   $ 1,276,378.48
Putnam Variable Trust                                                        $ 1,146,355.35
Credit Suisse Trust                                                          $   728,188.25
Royce Capital Fund                                                           $   275,541.01
Third Avenue Variable Series Trust                                           $   262,253.82
Lazard Retirement Series, Inc.                                               $   149,294.72
Calvert Variable Series, Inc.                                                $    98,468.89
Dreyfus Investment Portfolios/Dreyfus Variable Investment Fund               $    94,399.82
Pioneer Variable Contracts Trust                                             $    82,957.41
Legg Mason Partners Variable Portfolios                                      $    23,855.82
STI Classic Variable Trust                                                   $    15,842.14
Premier VIT                                                                  $     3,804.89
Lincoln Variable Insurance Products Trust                                    $     2,495.59
J.P. Morgan Series Trust II                                                  $     1,187.23

If the revenue received from affiliated funds were included in the table above, payment to us or our affiliates by the RiverSource Variable Series Trust Funds
(RVST) or their affiliates would be at the top of the list.


4 RIVERSOURCE VARIABLE ANNUITY ACCOUNT

PRINCIPAL UNDERWRITER

RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as principal underwriter for the contracts, which it offers on a continuous basis. RiverSource Distributors is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). The contracts are offered to the public through certain securities broker-dealers and through entities that may offer the contracts but are exempt from registration that have entered into selling agreements with RiverSource Distributors and whose personnel are legally authorized to sell annuity products. Both RiverSource Distributors and RiverSource Life are ultimately controlled by Ameriprise Financial, Inc. The principal business address of RiverSource Distributors, Inc. is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

RiverSource Distributors retains no underwriting commissions from the sale of the contracts. The aggregate dollar amount of underwriting commission paid to RiverSource Distributors in 2009 was $307,628,681; in 2008 was $383,542,107; and in 2007 was $322,665,705.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements of RiverSource Life Insurance Company at Dec. 31, 2009 and 2008, and for each of the three years in the period ended Dec. 31, 2009, and the individual financial statements of the segregated asset divisions of RiverSource Variable Annuity Account, sponsored by RiverSource Life Insurance Company, at Dec. 31, 2009, and for each of the periods indicated therein, as set forth in their reports thereon appearing elsewhere herein. We've included our financial statements in the Statement of Additional Information in reliance upon such reports given on the authority of Ernst & Young LLP as experts in accounting and auditing.

FINANCIAL STATEMENTS

To be filed by amendment

Part C.

Item 24. Financial Statements and Exhibits

(a) Financial Statements included in Part B of this Registration Statement: to be filed by amendment

(b)  Exhibits:

1.1 Resolution of the Executive Committee of the Board of Directors of American Enterprise Life Insurance Company establishing the American Enterprise Variable Annuity Account dated July 15, 1987, filed electronically as Exhibit 1 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated by reference.

1.2 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 10 subaccounts dated Aug. 21, 1997, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Accounts Post-Effective Amendment No. 8 to Registration Statement No. 33-54471, filed on or about Aug. 27, 1997, is incorporated by reference.

1.3 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 6 subaccounts dated June 17, 1998, filed electronically as Exhibit 1.3 to American Enterprise Variable Annuity Accounts Post-Effective Amendment No. 12 to Registration Statement No. 33-54471, filed on or about Aug. 24, 1998, is incorporated by reference.

1.4 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 16 subaccounts dated Jan. 20, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Accounts Pre-Effective Amendment No. 1 to Registration Statement No. 333-67595, filed on or about Feb. 16, 1999, is incorporated by reference.

1.5 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 37 subaccounts dated June 29, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Accounts Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865, filed on or about July 8, 1999, is incorporated by reference.

1.6 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 236 subaccounts dated Sept. 8, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Accounts Pre-Effective Amendment No. 1 to Registration Statement No. 333-82149, filed on or about Sept. 21, 1999, is incorporated by reference.

1.7 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 67 subaccounts dated Nov. 22, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Accounts Post-Effective Amendment No. 2 to Registration Statement No. 333-85567 filed on or about Dec. 30, 1999 is incorporated by reference.

1.8 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 15 subaccounts dated Feb. 2, 2000, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Accounts Pre-Effective Amendment No. 1 to Registration Statement No. 333-92297, filed on or about Feb. 11, 2000, is incorporated by reference.

1.9 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 141 additional subaccounts within the separate account dated April 25, 2000, filed electronically as Exhibit
       1.3 to American Enterprise Variable Annuity Accounts Post- Effective Amendment No. 5 to Registration Statement No. 333-85567 filed on or about April 28, 2000 is incorporated by reference.

1.10 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 1 subaccount dated April 25, 2000, filed electronically as Exhibit 1.4 to American Enterprise Variable Annuity Accounts Post-Effective Amendment No. 3 to Registration Statement No. 333-74865, filed on or about April 27, 2001, is incorporated by reference.

1.11 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 21 subaccounts dated April 13, 2001, filed electronically as Exhibit 1.4 to American Enterprise Variable Annuity Accounts Post-Effective Amendment No. 7 to Registration Statement No. 333-85567, filed on or about April 30, 2001, is incorporated by reference.

1.12 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 12 subaccounts dated Sept. 29, 2000, filed electronically as Exhibit 1.12 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-73958, filed on or about Feb. 20, 2002, is incorporated by reference.

1.13 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 85 subaccounts dated Feb. 5, 2002, filed electronically as Exhibit 1.13 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-73958, filed on or about Feb. 20, 2002, is incorporated by reference.

1.14 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 109 subaccounts dated April 17, 2002, filed electronically as Exhibit 1.14 to American Enterprise Variable Annuity Accounts Post-Effective Amendment No. 11 to Registration Statement No. 333-85567 is incorporated by reference.

1.15 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 229 subaccounts dated July 1, 2002, filed electronically as Exhibit 1.15 to American Enterprise Variable Annuity Account Post-Effective Amendment No. 7 to the Registration Statement No.333-92297 is incorporated by reference.

1.16   Resolution of the Board of Directors of American Enterprise Life

       Insurance Company establishing 339 subaccounts dated December 16, 2002, filed electronically as Exhibit 1.16 to American Enterprise Variable Annuity Account Post-Effective Amendment No. 3 to Registration Statement No. 333-73958 filed on or about December 20, 2002, is incorporated by reference.

1.17 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 6 subaccounts dated April 1, 2003 filed electronically as Exhibit 1.17 to Registrant's Post-Effective Amendment No. 12 to Registration Statement No. 333-85567 filed on or about April 24, 2003 is incorporated by reference.

1.18 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 183 subaccounts dated October 29, 2003, filed electronically as Exhibit 1.18 to Registrant's Post- Effective Amendment No. 15 to the Registration Statement No. 333- 92297 filed on or about October 30, 2003 is incorporated by reference.

1.19 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 973 subaccounts dated April 26, 2004 filed electronically as Exhibit 1.19 to Registrant's Post-Effective Amendment No. 9 to Registration Statement No. 333-74865 filed on or April 27, 2004 is incorporated by reference.

1.20 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing an additional subaccount within the separate account that will invest in RiverSource(SM) Variable Portfolio - Global Inflation Protected Securities Fund dated April 24, 2006 filed electronically as Exhibit 1.20 to Registrant's Post-Effective Amendment No. 14 to Registration Statement No. 333-74865 is incorporated by reference.

1.21 Unanimous Written Consent of the Board of Directors In Lieu of a Meeting for IDS Life Insurance Company, adopted December 8, 2006 for the Re-designation of the Separate Accounts to Reflect Entity Consolidation and Rebranding filed electronically as Exhibit 27(a)(6) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is herein incorporated by reference.

2.     Not applicable.

3.1 Form of Principal Underwriter Agreement for RiverSource Life Insurance Company Variable Annuities and Variable Life Insurance filed electronically as Exhibit 3.1 to the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan 2, 2007, is incorporated by reference.

3.2    Not applicable.

4.1 Form of Deferred Annuity Contract for RiverSource Retirement Select Variable Annuity to be filed by amendment.

4.2 Form of Deferred Annuity Contract Data Pages for the purchase payment credit feature to be filed by Amendment.

4.3 Form of Deferred Annuity Contract Data Pages for the 4-year surrender charge option to be filed by Amendment.

4.4    Form of Roth IRA Endorsement (form 43094) filed electronically as Exhibit
       4.2 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865, filed on or about Aug. 4, 1999, is incorporated by reference.

4.5 Form of SEP-IRA (form 43433) filed electronically as Exhibit 4.3 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865, filed on or about Aug. 4, 1999, is incorporated by reference.

4.6 Form of Traditional IRA or SEP-IRA Endorsement (form 272108) filed electronically as Exhibit 4.11 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 10 to Registration Statement No. 333-92297, filed on or about January 30, 2003, is incorporated by reference.

4.7    Form of Roth IRA Endorsement (form 272109) filed electronically as
       Exhibit 4.12 to Post-Effective Amendment No. 10 to Registration Statement No. 333-92297, filed on or about January 30, 2003, is incorporated by reference.

4.8 Form of Variable Annuity Unisex Endorsement (form 272110) filed electronically as Exhibit 4.13 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 10 to Registration Statement No. 333-92297, filed on or about January 30, 2003, is incorporated by reference.

4.9    Form of Annuity Endorsement (form 273566) filed electronically as Exhibit
       4.24 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 22 to Registration Statement No. 333-92297 filed on or about Jan. 28, 2005 is incorporated by reference.

4.10   Form of TSA Endorsement - RVSL (form 272865) filed electronically as
       Exhibit 4.30 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.11   Form of TSA Endorsement- AEL (form 272865) filed electronically as
       Exhibit 4.31 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.12   Form of 401 Plan Endorsement - RVSL (form 272866) filed electronically as
       Exhibit 4.32 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.13   Form of 401 Plan Endorsement - AEL (form 272866) filed electronically as
       Exhibit 4.33 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.14   Form of Unisex Endorsement (form 272867) filed electronically as Exhibit
       4.34 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.15   Form of Pre-election endorsement (form 273566) filed electronically as
       Exhibit 4.24 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 22 to Registration Statement No. 333-92297 on or about Jan. 28, 2005 is incorporated by reference.


4.16   Form of Unisex Endorsement - RVSL (form 273964) filed electronically as
       Exhibit 4.46 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.17   Form of Unisex Endorsement - AEL (form 273964) filed electronically as
       Exhibit 4.47 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about
       Jan. 2, 2006, is incorporated by reference.4.18 Form of Deferred Annuity Contract (form 411265) filed electronically as Exhibit 4.55 to Registrant's Post-Effective Amendment No. 10 under Registration Statement 333-139763 on or about Nov. 29, 2009 is incorporated herein by reference.

4.18 Form of Deferred Annuity Contract (form 411265) data pages for RiverSource Innovations Select Variable Annuity filed electronically as
       Exhibit 4.56 to Registrant's Post-Effective Amendment No. 10 under Registration Statement 333-139763 on or about Nov. 29, 2009 is incorporated herein by reference.

4.19 Form of Guarantee Period Accounts Endorsement (form 411272) filed electronically as Exhibit 4.57 to Registrant's Post-Effective Amendment No. 9 under Registration Statement 333-139763 on or about Nov. 29, 2009 is incorporated herein by reference.

4.20 Form of Maximum Anniversary Value Death Benefit Rider (form 411278) filed electronically as Exhibit 4.58 to Registrant's Post-Effective Amendment No. 10 under Registration Statement 333-139763 on or about Nov. 29, 2009 is incorporated herein by reference.

4.21 Form of 5% Accumulation Death Benefit Rider (form 411279) filed electronically as Exhibit 4.59 to Registrant's Post-Effective Amendment No. 9 under

       Registration Statement 333-139763 on or about Nov. 29, 2009 is incorporated herein by reference.

4.22 Form of Enhanced Death Benefit Rider (form 411280) filed electronically as Exhibit 4.60 to Registrant's Post-Effective Amendment No. 9 under Registration Statement 333-139763 on or about Nov. 29, 2009 is incorporated herein by reference.

4.23 Form of Return of Purchase Payment Death Benefit Rider (form 411277) filed electronically as Exhibit 4.61 to Registrant's Post-Effective Amendment No. 10 under Registration Statement 333-139763 on or about Nov. 29, 2009 is incorporated herein by reference.

4.24 Form of Benefit Protector(SM) Death Benefit Rider (form 411281) s filed electronically as Exhibit 4.62 to Registrant's Post-Effective Amendment No. 10 under Registration Statement 333-139763 on or about Nov. 29, 2009 is incorporated herein by reference.

4.25 Form of Benefit Protector(SM) Plus Death Benefit Rider (form 411282) filed electronically as Exhibit 4.63 to Registrant's Post-Effective Amendment No. 10 under Registration Statement 333-139763 on or about Nov. 29, 2009 is incorporated herein by reference.

4.26 Form of Guaranteed Minimum Accumulation Benefit Rider (form 411283) filed electronically as Exhibit 4.645 to Registrant's Post-Effective Amendment No. 9 under Registration Statement 333-139763 on or about Nov. 29, 2009 is incorporated herein by reference.

4.27 Form of Guaranteed Lifetime Withdrawal Benefit Single Life Rider SecureSource Stages(R) Rider (form 411284-sg) filed electronically as
       Exhibit 4.65 to Registrant's Post-Effective Amendment No. 10 under Registration Statement 333-139763 on or about Nov. 29, 2009 is incorporated herein by reference.

4.28 Form of Guaranteed Lifetime Withdrawal Benefit Joint Life Rider SecureSource Stages(R) Rider (form 411284-jt) filed electronically as
       Exhibit 4.66 to Registrant's Post-Effective Amendment No. 10 under Registration Statement 333-139763 on or about Nov. 29, 2009 is incorporated herein by reference.

5.     Not applicable.

5.1    Not applicable.

5.2 Form of Variable Annuity Application - Innovations Select (form 272885) filed as Exhibit 5.15 to RiverSource Variable Annuity Account's Initial Registration Statement on Form N-4, No. 333-139763 on or about Jan. 3, 2007, is incorporated herein by reference.

5.3 Form of Variable Annuity Application - Innovations Select (form 273635) filed as Exhibit 5.20 to RiverSource Variable Annuity Account's Initial Registration Statement on Form N-4, No. 333-139763 on or about Jan. 3, 2007, is incorporated herein by reference.

5.4 Form of Variable Annuity Application - Innovations Select - RVSL (form 273971) filed as Exhibit 5.26 to RiverSource Variable Annuity Account's Initial Registration Statement on Form N-4, No. 333-139763 on or about Jan. 3, 2007, is incorporated herein by reference.

5.5 Form of Variable Annuity Application - Innovations Select - AEL (form 273971) filed as Exhibit 5.27 to RiverSource Variable Annuity Account's Initial Registration Statement on Form N-4, No. 333-139763 on or about Jan. 3, 2007, is incorporated herein by reference.

6.1 Certificate of Incorporation of IDS Life dated July 24, 1957, filed electronically as Exhibit 6.1 to IDS Life Variable Account 10's Initial Registration Statement No. 33-62407 is incorporated herein by reference.

6.2 Copy of Amended and Restated By-Laws of RiverSource Life Insurance Company filed electronically as Exhibit 27(f)(2) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated by reference.

6.3 Copy of Certificate of Amendment of Certificate of Incorporation of IDS Life Insurance Company dated June 22, 2006 filed electronically as
       Exhibit 27(f)(1) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated by reference.

7.     Not applicable.

8.1 Copy of Amended and Restated Participation Agreement dated April 17, 2006, by and among AIM Variable Insurance Funds, AIM Distributors, Inc. American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, and Ameriprise Financial Services, Inc. filed electronically as Exhibit 27(h)(1) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.2 Copy of Amended and Restated Participation Agreement dated August 1, 2006, among American Enterprise Life Insurance Company, IDS Life Insurance Company, Ameriprise Financial Services, Inc., AllianceBernstein L.P. and AllianceBernstein Investments, Inc. filed electronically as
       Exhibit 27(h) (20) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.3 Copy of Fund Participation Agreement dated May 1, 2006, by and among American Enterprise Life Insurance Company, IDS Life Insurance Company, The Dreyfus Corporation, Dreyfus Variable Investment Fund, and Dreyfus Investment Portfolios filed electronically as Exhibit 8.7 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

8.4 Copy of Amended and Restated Fund Participation Agreement dated January 1, 2007,among Variable Insurance Products Funds, Fidelity Distributors Corporation and RiverSource Life Insurance Company filed electronically as Exhibit 8.6 to RiverSource Variable Annuity Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-139760 on or about April 24, 2008 is incorporated by reference herein.

8.5 Copy of Participation Agreement among MFS Variable Insurance Trust, American Enterprise Life Insurance Company, IDS Life Insurance Company and Massachusetts Financial Services Company, dated June 9,

       2006, filed electronically as Exhibit 8.9 to RiverSource Variable Life Account's Post-Effective Amendment No. 1 to Registration Statement No. 333-139763, filed on or about April 24, 2007, is incorporated by reference.

8.6    Not applicable.

8.7 Copy of Amended and Restated Fund Participation Agreement dated January 1, 2007, by and among RiverSource Life Insurance Company, Putnam Variable Trust and Putnam Retail Management Limited Partnership filed electronically as Exhibit 8.2 to RiverSource Variable Annuity Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-139760 on or about April 24, 2008 is incorporated by reference herein.

8.8 Copy of Amended and Restated Fund Participation Agreement dated March 30, 2007, among Oppenheimer Variable Account funds, Oppenheimer Funds, Inc. and RiverSource Life Insurance Company filed electronically as Exhibit
       8.21 to RiverSource Variable Annuity Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-139760 on or about April 24, 2008 is incorporated by reference herein.

8.9 Copy of Evergreen Variable Annuity Trust Amended and Restated Participation Agreement dated June 1, 2006, by and among American Enterprise Life Insurance Company, IDS Life Insurance Company and Evergreen Variable Annuity Trust filed electronically as Exhibit 27(h)
       (6) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.10 Copy of Fund Participation Agreement dated November 29, 2006, by and among STI Classic Variable Trust and American enterprise Life Insurance Company filed as Exhibit 8.10 to RiverSource Variable Annuity Account's Initial Registration Statement on Form N-4, No. 333-139763, on or about Jan. 3, 2007, is incorporated herein by reference.

8.11 Copy of Amended and Restated Participation Agreement dated May 1, 2006, among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, American Enterprise Life Insurance Company and IDS Life Insurance Company filed electronically as Exhibit 8.26 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

8.12 Copy of Amended and Restated Participation Agreement by and between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors,Inc., American Centurion Life Assurance Company, American Enterprise Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York, and Ameriprise Financial Services, Inc. (formerly American Express Financial Advisors, Inc.) dated as of August 1, 2005 filed as Exhibit 8.15 to Post-Effective Amendment No. 14 to Registration Statement No. 333-74865 filed on or about April 28, 2006, is incorporated by reference.

8.13 Copy of Amended and Restated Fund Participation Agreement dated June 1, 2006, by and among American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance

       Company of New York, Ameriprise Financial Services, Inc. and American Century Investment Services, Inc. filed electronically as Exhibit 27(h)(3) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

8.14 Copy of Fund Participation Agreement dated May 1, 2006 among American Enterprise Life Insurance Company, IDS Life Insurance Company, Columbia Funds Variable Insurance Trust, Columbia Management Advisors, LLC and Columbia Management Distributors, Inc. filed electronically as Exhibit
       8.17 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature Select Variable Annuity and RiverSource Signature Variable Annuity, on or about Jan. 2, 2007, is incorporated by reference.

8.15 Copy of Amended and Restated Participation Agreement dated June 9, 2006, by and among American Enterprise Life Insurance Company, IDS Life Insurance Company, Goldman Sachs Variable Insurance Trust and Goldman, Sachs & Co. filed herewith as Exhibit 27(h)(24) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.16 Form of Participation Agreement dated January 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Life Insurance Co. of New York and RiverSource Distributors, Inc. filed electronically as Exhibit
       8.8 to Post-Effective Amendment No. 1 to Registration Statement No. 333-139761 is incorporated herein by reference.

8.17 Copy of Participation Agreement by and among Wells Fargo Variable Trust, RiverSource Life Insurance Company, RiverSource Distributors, Inc. and Wells Fargo Funds Distributors, LLC dated Jan. 30, 2007, filed electronically as Exhibit 8.16 to Post-Effective Amendment No. 1 to Registration Statement No. 333-139762, on or about April 24, 2007, as incorporated by reference.

8.18 Copy of Fund Participation Agreement dated April 2, 2007,among RiverSource Life Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. filed electronically as Exhibit 8.11 to RiverSource Variable Annuity Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-139760 on or about April 24, 2008 is incorporated by reference herein.

9. Opinion of counsel and consent to its use as to the legality of the securities being registered is filed electronically herewith.

10. Consent of Independent Registered Public Accounting Firm will be filed by amendment.

11.    None.

12.    Not applicable.

13. Power of Attorney to sign Amendment to this Registration Statement, dated Oct. 22, 2008 filed electronically as Exhibit 13 to Registrant's Post-Effective Amendment No. 5 to Registration Statement No. 333-139760, filed on or about April 24, 2009 is incorporated by reference.

Item 25.

Item 25. Directors and Officers of the Depositor RiverSource Life Insurance Company

                                                                 Position and Offices
Name                               Principal Business Address*      With Depositor
----                               ---------------------------   --------------------
Gumer Cruz Alvero                                                Director and Executive
                                                                 Vice President - Annuities

Richard Norman Bush                                              Senior Vice President -
                                                                 Corporate Tax

Bimal Gandhi                                                     Senior Vice President - Strategic
                                                                 Transformation

Brian Joseph McGrane                                             Director, Executive Vice
                                                                 President and Chief Financial
                                                                 Officer

Richard Thomas Moore                                             Secretary

Kevin Eugene Palmer                                              Director, Vice President and
                                                                 Chief Actuary

Bridget Mary Sperl                                               Director, Executive Vice
                                                                 President - Client Services

David Kent Stewart                                               Vice President and Controller

William Frederick "Ted" Truscott                                 Director

John Robert Woerner                                              Chairman of the Board and President

*    The business address is 70100 Amerprise Financial Center, Minneapolis, MN
     55474.


Item 26.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The following list includes the names of major subsidiaries and affiliates of Ameriprise Financial, Inc.

Name of Subsidiary and Jurisdiction of Incorporation

American Express Property Casualty Insurance Agency of Pennsylvania Inc. PA Ameriprise Advisor Capital, LLC DE
Ameriprise Bank, FSB NY
Ameriprise Capital Trust I DE
Ameriprise Capital Trust II DE
Ameriprise Capital Trust III DE
Ameriprise Capital Trust IV DE
Ameriprise Captive Insurance Company VT
Ameriprise Certificate Company DE
Investors Syndicate Development Corporation NV
Ameriprise Holdings, Inc. DE
Ameriprise India Private Limited India
Ameriprise Trust Company MN
AMPF Holding Corporation MI
Ameriprise Advisor Services, Inc. MI
Ameriprise Insurance Agency of Massachusetts, Inc. MA
American Enterprise Investment Services Inc. MN
Ameriprise Financial Services DE
AMPF Property Corporation MI
AMPF Realty Corporation MI
IDS Management Corporation MN
IDS Futures Corporation MN
IDS Property Casualty Insurance Company WI
Ameriprise Auto & Home Insurance Agency, Inc. WI
Ameriprise Insurance Company WI
RiverSource Distributors, Inc. DE
RiverSource Investments LLC MN
Advisory Capital Strategies Group Inc. MN
Boston Equity General Partner LLC DE
Kenwood Capital Management LLC DE
IDS Capital Holdings Inc MN
Inc. RiverSource CDO Seed Investment, LLC MN
J.& W. Seligman & Co., Inc. NY
RiverSource Fund Distributors, Inc. NY
RiverSource Services, Inc. NY
Seligman Asia Inc. NY
Seligman Focus Partners LLC NY
Seligman Health Partners LLC NY
Seligman Health Plus Partners LLC NY
Seligman Partners LLC NY
RiverSource Life Insurance Company MN
RiverSource Life Insurance Co. of New York NY
RiverSource NY REO, LLC NY
RiverSource REO 1, LLC MN
RiverSource Tax Advantaged Investments, Inc. DE
AEXP Affordable Housing LLC DE
RiverSource Service Corporation MN
Securities America Financial Corporation NE
Brecek & Young Advisors, Inc. CA
Brecek & Young Financial Services Group of Montana, Inc. MT
Brecek & Young Financial Group Insurance Agency of Texas, Inc. TX
Securities America, Inc. DE
Securities America Advisors, Inc. NE

Threadneedle Asset Management Holdings SARL Luxembourg
TAM Investment Ltd DE
TAM UK Holdings Limited UK
Threadneedle Asset Management (Australia) Pty Ltd Aus
Threadneedle International Investments GmbH Germany
Threadneedle Management Luxembourg S.A. Luxembourg
Threadneedle Portfolio Services Hong Kong Ltd HK
Threadneedle Asset Management Holdings Ltd.* UK
Cofund Holdings Ltd. (16.89%) UK
Threadneedle Asset Management Finance Ltd. UK
TMS Investment Ltd. (Jersey) (Minority) Channel Islands, Jersey
Threadneedle Asset Management Ltd. UK
Threadneedle Asset Management (Nominees) Ltd. UK
ADT Nominees Ltd UK
Convivo Asset Management Ltd. UK
Threadneedle Investment Advisors Ltd. UK
Threadneedle Portfolio Managers Ltd. UK
Sackville TIPP (GP) Ltd. UK
Threadneedle International Fund Management Ltd. UK
Threadneedle International Ltd. UK
Threadneedle Investment Services GMbH Germany
Threadneedle Investment Services Ltd. UK
Threadneedle Investments (Channel Islands) Ltd. Channel Islands, Jersey Threadneedle Investments North America LLC DE
Threadneedle Management Services Ltd. UK
Threadneedle Pension Trustees Ltd. UK
Threadneedle Property Services Ltd. UK
Threadneedle Rural Property Services Ltd. UK
Threadneedle Navigator ISA Manager Ltd. UK
Threadneedle Pensions Ltd. UK
Crockhamwell Road Management Ltd (75%) UK
Crossways Management Company Ltd (0.7%) UK
Redhouse Property Services Ltd. (6%) UK
Sackville (TPEN) [75%] UK
Severnside Distribution Park (Bristol) Management Ltd. (2.6%) UK
Threadneedle Portfolio Services Ltd. UK
Threadneedle Property Investments Ltd. UK
Axix 4/5 Management Ltd. (22.2%) UK
Cornbrash Park Management Company Ltd UK
Highcross (Slough) Management Ltd UK
Sackville Property (GP) Ltd. UK
Sackville Property (GP) Nominee 1 Ltd. UK
Sackville Property (GP) Nominee 2 Ltd. UK
Sackville SPF IV (GP) No. 1 Ltd UK
Sackville SPF IV Property (GP) No. 1 Ltd UK
Sackville SPF IV Property Nominee (1) Ltd. UK
Sackville SPF IV Property Nominee (2) Ltd. UK
Sackville Tandem Property (GP) Ltd. UK
Sackville Tandem Property Nominee Ltd. UK
Sackville TPEN Property (GP) Ltd. UK
Sackville TPEN Property Nominee Ltd.
Sackville TPEN Property Nominee (2) Ltd. UK
Sackville TPEN Property Nominee (2) Ltd. UK
Sackville TSP Property (GP) Ltd. UK
Sackville TSP Property Nominee Ltd. UK
Threadneedle Unit Trust Manager Ltd. UK


Item 27. Number of Contract owners

       Not applicable.

Item 28. Indemnification

The amended By-Laws of the depositor provide that the depositor will indemnify, to the fullest extent now or hereafter provided for or permitted by law, each person involved in, or made or threatened to be made a party to, any action, suit, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including any action by or in the right of the depositor or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise (any such entity, other than the depositor, being hereinafter referred to as an "Enterprise"), and including appeals therein (any such action or process being hereinafter referred to as a "Proceeding"), by reason of the fact that such person, such person's testator or intestate (i) is or was a director or officer of the depositor, or (ii) is or was serving, at the request of the depositor, as a director, officer, or in any other capacity, or any other Enterprise, against any and all judgments, amounts paid in settlement, and expenses, including attorney's fees, actually and reasonably incurred as a result of or in connection with any Proceeding, except as provided below.

No indemnification will be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification will be made with respect to any Proceeding initiated by any such person against the depositor, or a director or officer of the depositor, other than to enforce the terms of this indemnification provision, unless such Proceeding was authorized by the Board of Directors of the depositor. Further, no indemnification will be made with respect to any settlement or compromise of any Proceeding unless and until the depositor has consented to such settlement or compromise.

The depositor may, from time to time, with the approval of the Board of Directors, and to the extent authorized, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the depositor or to any person serving at the request of the depositor as a director or officer, or in any other capacity, of any other Enterprise, to the fullest extent of the provisions with respect to the indemnification and advancement of expenses of directors and officers of the depositor.

There are agreements in place under which the underwriter and affiliated persons of the depositor or registrant may be indemnified against liabilities arising out of acts or omissions in connection with the offer of the contracts; provided however, that no such indemnity will be made to the underwriter or affiliated persons of the depositor or registrant for liabilities to which they would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the depositor or the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.

ITEM 29. PRINCIPAL UNDERWRITERS.

(a) RiverSource Distributors Inc. acts as principal underwriter, depositor or sponsor for:

RiverSource Variable Series Trust funds include the RiverSource Partners Variable Portfolio funds, RiverSource Variable Portfolio funds, Threadneedle Variable Portfolio funds, Seligman Variable Portfolio funds, Disciplined Asset Allocation Portfolio funds and Variable Portfolio fund of funds.

(b) As to each director, officer or partner of the principal underwriter:

Name and Principal Business Address*   Positions and Offices with Underwriter
------------------------------------   --------------------------------------
Gumer C. Alvero                        Director and Vice President
Patrick Thomas Bannigan                Director and Vice President
Timothy V. Bechtold                    Director and Vice President
Paul J. Dolan                          Chief Operating Officer and
                                       Chief Administrative Officer
Jeffrey P. Fox                         Chief Financial Officer
Bimal Gandhi                           Senior Vice President -
                                       Strategic Transformation
Jeffrey  McGregor                      President
Thomas R. Moore                        Secretary
Scott Roane Plummer                    Chief Counsel
Julie A. Ruether                       Chief Compliance Officer
William Frederick "Ted" Truscott       Chairman of the Board and
                                       Chief Executive Officer

*    Business address is: 50611 Ameriprise Financial Center, Minneapolis, MN
     55474

Item 29(c)

RiverSource Distributors, Inc., the principal underwriter during the Registrant's last fiscal year, was paid the following commissions:

                    NET UNDERWRITING
NAME OF PRINCIPAL   DISCOUNTS AND      COMPENSATION ON    BROKERAGE
UNDERWRITER         COMMISSIONS        REDEMPTION         COMMISSIONS   COMPENSATION
-----------------   ----------------   ----------------   -----------   ------------
RiverSource         $307,628,681       None               None          None
Distributors,
Inc.


Item 30. Location of Accounts and Records

         RiverSource Life Insurance Company
         829 Ameriprise Financial Center
         Minneapolis, MN 55474

Item 31. Management Services

         Not applicable.

Item 32. Undertakings

          (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

          (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

          (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the address or phone number listed in the prospectus.

          (d) Registrant represents that it is relying upon the no-action assurance given to the American Council of Life Insurance (pub. avail. Nov. 28, 1998). Further, Registrant represents that it has complied with the provisions of paragraphs (1)-(4) of that no-action letter.

          (e) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, RiverSource Life Insurance Company, on behalf of the Registrant, has caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, and State of Minnesota, on the 14th day of October, 2010.

                                        RIVERSOURCE VARIABLE ANNUITY ACCOUNT
                                        (Registrant)

                                        By RiverSource Life Insurance Company)
                                        (Sponsor)


                                        By /s/  John R. Woerner*
                                           -------------------------------------
                                           John R. Woerner
                                           Chairman of the Board and President

As required by the Securities Act of 1933, this Amendment to this Registration Statement has been signed by the following persons in the capacities indicated on the 14th day of October, 2010.

Signature                               Title
-------------------------------------   ----------------------------------------

/s/ Gumer C. Alvero*                    Director and Executive Vice
-------------------------------------   President - Annuities
Gumer C. Alvero


/s/ Richard N. Bush*                    Senior Vice President - Corporate Tax
-------------------------------------
Richard N. Bush


/s/ Brian J. McGrane*                   Director, Executive Vice President and
-------------------------------------   Chief Financial Officer
Brian J. McGrane


/s/ Kevin E. Palmer*                    Director, Vice President and Chief
-------------------------------------   Actuary
Kevin E. Palmer


/s/ Bridget M. Sperl*                   Director and Executive Vice President -
-------------------------------------   Client Services
Bridget M. Sperl



/s/ David K. Stewart*                   Vice President and Controller
-------------------------------------   (Principal Accounting Officer)
David K. Stewart


/s/ William F. "Ted" Truscott*          Director
-------------------------------------
William F. "Ted" Truscott


/s/ John R. Woerner*                    Chairman of the Board and President
-------------------------------------
John R. Woerner

* Signed pursuant to Power of Attorney dated Oct.22, 2008 filed electronically as Exhibit 13 to Registrant's Post-Effective Amendment No. 5 to Registration Statement No. 333-139760 on or about April 24, 2009 is incorporated by reference herewith, by:


/s/ Rodney J. Vessels
-------------------------------------
Rodney J. Vessels
Assistant General Counsel and
Assistant Secretary

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement is comprised of the following papers and documents:

The Cover Page.

Part A.

     The Prospectus

Part B.

     The Statement of Additional Information

Part C.

     Other Information.

     The signatures.

     Exhibits

                                  EXHIBIT INDEX

9.   Opinion of Counsel and Consent